
KraftHeinz

2025

PROXY STATEMENT

AND NOTICE OF ANNUAL MEETING OF STOCKHOLDERS


PHILADELPHIA
ORIGINAL
no artificial
flavours
or colours


Kraft
Smooth
Crémeux
1 kg

MAY 8, 2025
11:00 A.M. EASTERN TIME

WWW.VIRTUALSHAREHOLDERMEETING.COM/KHC2025


HEINZ
BEANZ
Baked beans in a deliciously rich tomato sauce

KraftHeinz

OUR **Purpose**


LET'S MAKE LIFE
Delicious
KraftHeinz



OUR **Dream**

TO BE THE LEADER IN ELEVATING AND CREATING FOOD THAT MAKES YOU FEEL GOOD.

OUR **Values**

WE ARE CONSUMER OBSESSED.

WE DARE TO DO BETTER EVERYDAY.

WE CHAMPION GREAT PEOPLE.

WE DEMAND DIVERSITY.

WE DO THE RIGHT THING.

WE OWN IT.

2024
AT A GLANCE

$25.8B	34.7%	$1.7B	$5.4B
Net Sales	Gross Profit Margin	Operating Income	Adjusted Operating Income*

$2.26	$3.06	$4.2B	$3.2B
Diluted EPS	Adjusted EPS*	Net Cash Provided by Operating Activities	Free Cash Flow*

* Non-GAAP financial measure. For more information, including reconciliations of our non-GAAP measures to the comparable GAAP measures, see Appendix A to this Proxy Statement.



For us at Kraft Heinz, 2024 was a year of both opportunity and challenge – and I am proud of how our people globally responded with a spirit of Ownership. As a Company, we are committed to executing with excellence and efficiency in everything we do as we work to deliver the year and drive long-term sustainable growth. That is why I am tremendously confident about the future – and excited about what's ahead for us in 2025.



CARLOS ABRAMS-RIVERA,
CHIEF EXECUTIVE OFFICER
AND MEMBER OF THE BOARD
OF DIRECTORS



table of CONTENTS

Websites

Links to websites included in this Proxy Statement are provided solely for convenience. Information contained on websites, including on our website, is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the Securities and Exchange Commission (the "SEC").

Forward-Looking Statements

This Proxy Statement contains information that may constitute forward-looking statements, as defined under U.S. federal securities laws. Words such as "aim," "anticipate," "aspire," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "seek," "will, "would," and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All statements regarding performance, events, developments, or achievements that we expect or anticipate will occur in the future, including statements expressing general views about future operating results or our targeted achievement of sustainability and other goals, are forward-looking statements. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements as such statements speak only as of the date made. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in Item 1A, Risk Factors, in our Annual Report on Form 10-K for the year ended December 28, 2024 and those set forth in our future filings with the SEC. We disclaim and do not undertake any obligation to update, revise, or withdraw any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law or regulation.

Forward-looking and other statements in this document may also address our environmental, social, and governance progress, plans, and goals. The inclusion of such statements is not an indication that these are material to the Company, investors, or other stakeholders or required to be disclosed in the Company's filings under the U.S. securities laws or any other laws or requirements applicable to the Company. In addition, historical, current, and forward-looking environmental and social-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Notice of 2025 Annual MEETING OF STOCKHOLDERS

AGENDA AND RECOMMENDATIONS

	Proposal	Recommendation
1	To elect the 12 director nominees named in this Proxy Statement to one-year terms expiring in 2026	 FOR all nominees SEE PAGE 19
2	To approve, on an advisory basis, the Company's executive compensation	 FOR SEE PAGE 49
3	To ratify the selection of PricewaterhouseCoopers LLP as our independent auditors for 2025	 FOR SEE PAGE 90
4-6	To vote on three stockholder proposals, if properly presented	AGAINST SEE PAGE 94
7	To transact any other business properly presented at the Annual Meeting	

YOUR VOTE IS IMPORTANT. Make sure to have your Notice of Internet Availability of Proxy Materials ("Notice"), proxy card, or voting instruction form with control number available and follow the instructions. For additional information, see Question 4 on page 106.

By Order of the Board of Directors,



Heidi Miller

HEIDI MILLER
Corporate Secretary & Deputy General Counsel, Corporate Governance & Securities

Chicago, Illinois
March 28, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 8, 2025
The Kraft Heinz Company's Proxy Statement and Annual Report to Stockholders for the year ended December 28, 2024 are available at **ir.kraftheinzcompany.com/financials/annual-reports**

DETAILS

DATE
Thursday, May 8, 2025

TIME
11:00 a.m. Eastern Time

LOCATION—VIRTUAL MEETING
Live via webcast at **www.virtualshareholdermeeting.com/KHC2025**
Access will open 15 minutes prior to start.

RECORD DATE

March 10, 2025
Only stockholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Annual Meeting.

We mailed the Notice, our Proxy Statement, our Annual Report to Stockholders for the year ended December 28, 2024, and the proxy card on or about March 28, 2025.

HOW TO VOTE



BY PHONE
Call the phone number listed on your proxy card, Notice, or voting instruction form



ONLINE
Visit the website listed on your proxy card, Notice, or voting instruction form



BY MAIL
Complete, sign, date, and return your proxy card in the envelope enclosed with the physical copy of your proxy materials

Letter from our INDEPENDENT LEAD DIRECTOR

On behalf of the Board of Directors, I thank you for your continued support of Kraft Heinz. In the past few years, the Company has faced a range of challenges and external headwinds – but we have continued executing our long-term strategy and building momentum for the future. We have remained committed to unlocking efficiencies, reinvesting in the business, and evolving and growing our brands – working very hard to continue to meet and exceed the expectations of consumers, customers, and stockholders around the world. The strategic investments we're making – from our innovation pipeline to global marketing, from developing our people to strengthening our digital capabilities – position us well to support top-line improvement and deliver long-term sustainable growth. And we're doing it while embracing our six Company Values and driving toward our collective Dream: To be the leader in elevating and creating food that makes you feel good.

STEADFAST BOARD FOCUS ON EXECUTION

A very important priority of the Board is overseeing the execution of Kraft Heinz's long-term strategy. We also continue to play a critical role in the Company's risk management, providing key strategic governance and oversight to our CEO and the Executive Leadership Team. The Board and Executive Leadership Team remain fully aligned and focused on driving results and delivering a solid return on your investment. Strong accountability between the Board and management maximizes stockholder value and helps the Company to remain well positioned to move with agility and efficiency during periods of challenge and uncertainty.

STRENGTHENED BOARD EXPERTISE

We believe the broad and varied perspectives and experiences of our directors allow the Board to provide valuable input into strategic decisions across the Company's business. This is essential as we work to deliver the long-term strategy in an ever-changing, often volatile world and shifting consumer landscape. Our Board is comprised of highly qualified and dedicated directors who exhibit the balance of skill and experience necessary to oversee our evolving business and strategic global market priorities. We believe this allows us to best represent your interests as stockholders. In 2024, we continued to expand our Board expertise and experience, appointing Debby Soo as a director in October. Debby is the CEO at OpenTable, Inc. and brings to the Board extensive experience in technology innovation and trends, as well as leadership in global, consumer-focused industries.

COMMITMENT TO STOCKHOLDER ENGAGEMENT

We as a Board never take for granted the relationship we have with you, our stockholders, and we value your feedback. In the fall of 2024, we held calls with 14 of our top 30 largest investors, representing approximately 55% of our shares outstanding, to solicit feedback on a range of issues critical to the business. The Board and management regularly consider the feedback you share with us – and it directly informs decisions we make. This ongoing engagement is designed to ensure that our programs, practices, and policies enhance the long-term value of your investment.

As always, your vote is extremely important – and I encourage you to review the materials and submit your vote on the items in this year's Proxy Statement as soon as possible. Voting takes only a few minutes, and it will ensure that your shares are represented at this year's Annual Meeting of Stockholders. On behalf of the Board of Directors, thank you for the trust and confidence you place in Kraft Heinz.



Strong accountability between the Board and management maximizes stockholder value and helps the Company to remain well positioned to move with agility and efficiency during periods of challenge and uncertainty.

Sincerely,



JOHN C. POPE
Lead Director

March 28, 2025



Company OVERVIEW

The Kraft Heinz Company ("Kraft Heinz," "we," "our," "us," or the "Company") is a global food company with a delicious heritage and a Dream: ***To be the leader in elevating and creating food that makes you feel good***. This dream is our North Star pointing our way forward. With iconic and emerging food and beverage brands around the world, we strive to deliver the best taste, fun, and quality to every table we touch. Around the world, our people are connected by a spirit of ownership, agility, and endless curiosity. We also believe in being good humans who are working to improve our Company, communities, and planet. We're proud of where we've been — and even more thrilled about where we're headed — as we work to nourish the world and **lead the future of food**.

OUR CULTURE

At Kraft Heinz, we define our shared culture by six core Values that make up our common language and reflect the Company we're working to become each day. Each of our six Values starts with ***We*** — a commitment our people make to each other, to stakeholders and partners, and to consumers around the world.

We are consumer obsessed reflects that we are a company of food lovers who are passionate about bringing the best taste, fun, and quality to every meal, every snack, and everyone.

We dare to do better every day reflects the curiosity and creativity we bring to work each day to make our products better and our business more efficient.

We champion great people reflects our desire to be a place where great people can soar as high — and as far — as their ambition takes them, because our people make the difference.

We demand diversity reflects our belief that different backgrounds and perspectives energize us, making us stronger, more interesting, and more creative — and that drives better results for our Company.

We do the right thing reflects how we lead with honesty and integrity and strive to always do right by our customers, partners, suppliers, consumers, and communities.

We own it reflects how we are empowered and accountable, treating the business as if it were our own — the mindset that most defines us and sets us apart.

OUR PEOPLE

~36K	40	70
employees globally	countries in which we have employees	manufacturing and processing facilities operated globally

As of December 28, 2024.

We champion great people each day by investing in attracting, developing, and retaining world-class talent across the globe. Our people are at the heart of who we are at Kraft Heinz. We drive growth through high accountability, development and career opportunities, empowerment, and autonomy. We recognize and reward outstanding and differentiated performance at every level, creating a true spirit of ownership, ambition, and meritocracy. We strive to channel our employees' passion, curiosity, and attitude to make an impact on our future and our legacy by leading as learners, acting as owners, and being change agents.

We conduct a global engagement survey annually to provide employees with an opportunity to share anonymous feedback across a variety of topic areas. The results are reviewed by human resources, managers, senior leadership, and the Board of Directors (the "Board"). In November 2024, we reached our highest scores yet for global employee engagement and are proud that we achieved our aspiration to rank in the top-quartile on the Inclusion Index, which measures employees' sense of belonging, inclusive leadership, and feeling like their opinions count.

We are driven by our Purpose—*Let's make life delicious,* our Company Dream—*To be the leader in elevating and creating food that makes you feel good,* and our Values and Leadership Principles. Those elements represent the foundation upon which our culture is built. They represent the expectations we have for ourselves and the environment we aspire to create for our Company. We recognize that our ownership-centric culture is vital to our overall success and a key competitive advantage.

OUR ENVIRONMENTAL AND SUSTAINABILITY EFFORTS

In support of our Dream, *To be the leader in elevating and creating food that makes you feel good*, and our Value, *We do the right thing*, we are committed to helping protect our planet, driving responsible practices across our global supply chain, and supporting the communities where we live and work. The Kraft Heinz ESG strategy prioritizes the issues that matter most to the Company and stakeholders, focusing on areas that have the greatest impact. We center our enterprise-wide Environmental Social Governance ("ESG") efforts around three Pillars: Healthy Living & Community Support, Environmental Stewardship, and Responsible Sourcing. Our ESG initiatives are integrated into our long-term business strategy, whether we are sustainably sourcing tomatoes for our beloved Heinz Tomato Ketchup, supporting the communities where we work and live, improving product health and nutrition, or procuring electricity from renewable sources. We focus our efforts on the priority areas where we believe we can make the greatest impact on our business and the planet.

To align our ESG commitments with our strategy, we will evaluate our current progress and future goals through the lens of our long-term strategy, with a focus on topics we can directly influence and that are important to business resilience.

We center our enterprise-wide ESG efforts around these three Pillars.



HEALTHY LIVING & COMMUNITY SUPPORT

Ongoing improvements to our product nutrition, transparent and responsible marketing and communications, alignment with credible science and public health goals, and our commitment to help fight global hunger.



ENVIRONMENTAL STEWARDSHIP

Reductions in our operational environmental footprint through active efforts to conserve water and energy, reduce emissions, minimize waste, and make our packaging sustainable.



RESPONSIBLE SOURCING

Work throughout our value chain dedicated to continually improving social and environmental factors, including human rights, deforestation, sustainable agriculture, and animal welfare.

In addition, we have established key ESG governance aspirations to guide our efforts:

- **ACCOUNTABILITY.** We maintain ESG oversight by the Board. Our Chief Executive Officer ("CEO"), key leaders, and their respective team members lead and support our ESG initiatives and have key performance metrics linked to our ESG goals.
- **MARKET OUR PRODUCTS RESPONSIBLY.** We aim to market and advertise our products in a responsible and suitable manner to all audiences.
- **COMMUNICATE TRANSPARENTLY AND AUTHENTICALLY.** We publish annual ESG Reports, with reference to industry-best reporting frameworks. We also report climate, forests, and water information on an annual basis to CDP and engage with stakeholders on key ESG matters.
- **OPERATE ETHICALLY.** We strive to conduct business in an ethical manner with an unwavering commitment to integrity and transparency.
- **PROMOTE WORKPLACE HEALTH AND SAFETY.** We aim to provide a healthy, safe, and secure workplace.
- **PROMOTE BELONGING.** We are intentional about creating a culture where everyone can do their best work, own their career, and feel they belong.

Our ESG work is intentionally cross-functional, and we have embedded ESG principles and practices across our business and value chain. For 2024, we established ESG-related key performance indicators (KPIs) for executives and employees throughout the business, including our CEO and Global Chief Procurement and Sustainability Officer.

In December 2024, we released our 2024 ESG Report, which shares our latest goals and our progress through the end of 2023. Our 2024 ESG Report was prepared with reference to the Global Reporting Initiative (GRI) Sustainability Standard and aligned to the general principles of the Sustainability Accounting Standards Board (SASB) for food and beverage companies, as well as the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD).


TOGETHER
at the TABLE

We aim to set ambitious environmental goals, source sustainably, improve the nutrition of our products we sell, and make impactful advancements in communities where we live and work — all with a commitment to transparency. In addition to our annual ESG Reports, we provide information on our ESG strategy and progress and related policies and principles on our website at **www.kraftheinzcompany.com/esg**.

OUR BUSINESS

We are driving transformation at Kraft Heinz and consumers are the center of everything we do. We are committed to growing our iconic and emerging food and beverage brands on a global scale. Below are a few of our brands that our consumers enjoy around the world:


HEINZ
EST? 1869

Kraft

Oscar Mayer

PHILADELPHIA

LUNCHABLES

Velveeta

Ore-Ida
OREGON & IDAHO

ABC

味事达
Master

Quero

golden circle

Wattie's

We're on a mission to disrupt not only our own business, but the global food industry. A consumer obsession fuels this disruption as we drive innovation across our Company.

2024 PERFORMANCE HIGHLIGHTS

At Kraft Heinz, we are uniquely positioned to be the leader in elevating and creating food that makes you feel good. Our iconic brands are the bedrock of our business, and we play in attractive spaces where we have the right to win. As we continue to mature in our strategy, we are unlocking efficiencies and positioning ourselves for a virtuous cycle of profitable growth. While 2024 was a challenging year for the industry and for Kraft Heinz, we remained committed to our strategy, operating our business in a disciplined manner with a focus on driving sustainable growth.

We are prioritizing investments in our three strategic pillars: North America Retail ACCELERATE platforms; Global Away From Home; and Emerging Markets, to drive accelerated profitable growth. For fiscal year 2024, we had the following results:

SALES	INCOME	CASH FLOW
NET SALES	**OPERATING INCOME**	**NET CASH PROVIDED BY OPERATING ACTIVITIES**
-3.0% year-over-year decrease	**$1.7B** ▼ 63.2% year-over-year decrease	**$4.2B** ▲ 5.2% year-over-year increase
ORGANIC NET SALES*	**ADJUSTED OPERATING INCOME***	**FREE CASH FLOW***
-2.1% year-over-year decrease	**$5.4B** ▲ 1.2% year-over-year increase	**$3.2B** ▲ 6.6% year-over-year increase

* *Non-GAAP financial measure. For more information, including reconciliations of our non-GAAP measures to the comparable GAAP measures, see Appendix A to this Proxy Statement.*

We manage our operating results through four operating segments. We have two reportable segments defined by geographic region: North America and International Developed Markets. Our remaining operating segments, consisting of West and East Emerging Markets and Asia Emerging Markets, are combined and disclosed as Emerging Markets. For fiscal year 2024, we had the following results:


Net Sales by Segment
(Millions)
$2,768
Emerging Markets
$3,535
International Developed Markets
$19,543
North America
Segment Adjusted Operating Income
(Millions)
$321
Emerging Markets
$537
International Developed Markets
$5,111
North America

We continue to execute our long-term strategy and build momentum for the future. By leveraging a combination of marketing, innovation, and renovation, we are improving our competitiveness in the marketplace. In 2024, we:



Invested for Growth

- Rightsized investments in marketing, and further increased investments in research and development and technology.
- Deployed our new global Brand Growth System by launching a Center of Excellence to support our brand teams, training over 800 cross-functional employees, and piloting the system across flagship brands, including *Heinz* and *Philadelphia.*
- Experienced a banner year for our *Heinz* brand, with full year global organic net sales growth of approximately 2% and our first ever Grand Prix Award at the Cannes Lions International Festival of Creativity for Creative Effectiveness.



Launched Meaningful Innovation

- Gained momentum on the innovation front, increasing our innovation* as a percentage of Organic Net Sales** to 2.9% in 2024, up from 1.8% in 2023.
- Launched successful consumer-driven innovation, including in our Mexican food portfolio in partnership with Taco Bell.
- Received external accolades for our efforts, including being named one of Fast Company Magazine's 'Most Innovative Companies' for our *Heinz* Remix Machine.



Maintained Financial Flexibility

- Generated gross efficiencies of approximately $750 million, remaining on track to reach our target of $2.5 billion by 2027.
- Delivered strong cash flow, with a 4.0 percentage point increase in Free Cash Flow Conversion** versus the prior year, while increasing investment in capital expenditures to 4% of net sales.
- Maintained Net Leverage** target of 2.9x.

* *Does not include renovation.*

** *Non-GAAP financial measure. For more information, including reconciliations of our non-GAAP measures to the comparable GAAP measures, see Appendix A to this Proxy Statement.*



Voting ROADMAP

This is intended to provide an overview of voting matters and recommendations. It may not contain all information important to you. Please review this entire Proxy Statement and our 2024 Annual Report prior to voting.


PROPOSAL
1

ELECTION OF DIRECTORS

Elect the following 12 directors to hold office until the Company's 2026 Annual Meeting.



THE BOARD RECOMMENDS A VOTE FOR EACH OF THE DIRECTOR NOMINEES.

» MORE ON PAGE 19

The Board believes that the nominees possess the appropriate mix of skills, qualifications, and expertise to effectively guide, oversee, and challenge management in the execution of our strategy.

DIRECTOR NOMINEES AT A GLANCE

JOHN T. CAHILL, 67
VICE CHAIR
✓ Independent
Former Chief Executive Officer and Executive Chairman, Kraft Foods Group, Inc.
Director Since: 2015
Other Current Public Company Boards: 3

JOHN C. POPE, 75
LEAD DIRECTOR
✓ Independent
Chairman and Chief Executive Officer, PFI Group LLC
Director Since: 2015
Other Current Public Company Boards: 1

CARLOS ABRAMS-RIVERA, 57
Chief Executive Officer, Kraft Heinz
Director Since: 2023
Other Current Public Company Boards: None

HUMBERTO P. ALFONSO, 67
✓ Independent
Former Executive Vice President and Chief Financial Officer, Information Services Group, Inc.
Director Since: 2023
Other Current Public Company Boards: 1

LORI DICKERSON FOUCHÉ, 55
✓ Independent
Former Senior Executive Vice President and Chief Executive Officer, TIAA Financial Solutions, TIAA
Director Since: 2021
Other Current Public Company Boards: 1







MIGUEL PATRICIO, 58
CHAIR
Non-Executive
Former Chief Executive Officer, Kraft Heinz
Director Since: 2021
Other Current Public Company Boards: None



INDEPENDENCE

10 of 12 Directors



★ Audit Committee
$ Compensation Committee
Governance Committee
○ Chair



DIANE GERSON, 68
✓ Independent
Former Senior Vice President and Chief Human Resources Officer, International Business Machines Corporation (IBM)
Director Since: 2022
Other Current Public Company Boards: None







DEBBY SOO, 44
✓ Independent
Chief Executive Officer, OpenTable, Inc.
Director Since: 2024
Other Current Public Company Boards: None

JAMES PARK, 48
✓ Independent
Former Vice President, Alphabet, Google LLC
Director Since: 2022
Other Current Public Company Boards: None

ELIO LEONI SCETI, 59
✓ Independent
Co-Founder, Chief Crafter, and Chairman, The Craftory
Director Since: 2020
Other Current Public Company Boards: None

ALICIA KNAPP, 46
✓ Independent
President and Chief Executive Officer, BHE Renewables, LLC
Director Since: 2022
Other Current Public Company Boards: None

TIMOTHY KENESEY, 57
✓ Independent
President and Chief Executive Officer, MedPro Group Inc.
Director Since: 2020
Other Current Public Company Boards: None





ADVISORY VOTE TO APPROVE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Approve, on an advisory (non-binding) basis, the compensation of our Named Executive Officers ("NEOs"), as described in the **Compensation Discussion and Analysis** and **Executive Compensation Tables** in this Proxy Statement.



THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 2.

» MORE ON PAGE 49

The cornerstone of our compensation program is our pay-for-performance philosophy that is designed to link a significant portion of each NEO's compensation to their individual performance and Kraft Heinz's performance, including ambitious performance targets set in alignment with our strategic plan and above market expectations. Our compensation elements are designed to work together to recognize above median performance, continue to drive value creation, and align our employee's interests with those of our stockholders.

Performance-Driven to Align with Stockholder Interests	The Human Capital and Compensation Committee ("Compensation Committee") designs our compensation program to be aligned with our long-term growth strategy and stockholders' interests, with executive compensation significantly weighted to be at-risk and performance-driven.	
	CASH	**Base salary** provides a stable source of income designed to be market competitive. **Performance Bonus Plan** awards, motivates, and rewards performance in line with our strategic plan.
	EQUITY	**Performance Share Units ("PSUs")** incentivize total shareholder return ("TSR") and reward achievement against long-term Company financial performance targets and long-term performance of our common stock. **Restricted Stock Units ("RSUs")** incentivize retention and ownership and reward achievement with long-term performance of our common stock.
Equity Mix Weighted to Performance Share Units	For 2024, our annual equity award mix includes 70% PSUs and 30% RSUs. Our 2024 PSUs feature a three-year performance period and are based 40% on three-year average annual Company TSR performance relative to the peer group, with TSR achievement capped at target in the event the Company has a negative TSR; 30% on three-year Organic Net Sales compound annual growth rate (CAGR); and 30% on three-year cumulative Free Cash Flow.	
Ambitious Targets	We value meritocracy and our performance-based compensation opportunity is designed to be highly market competitive and includes individual and business targets designed to be ambitious but attainable.	
Responsive to Stockholders	At our 2024 Annual Meeting, stockholders supported the compensation of our NEOs with approval by approximately 96% of the votes cast. In the fall of 2024, we solicited feedback regarding the design and effectiveness of our executive compensation program from a number of our largest stockholders as part of our 2024 stockholder engagement program. Taking into consideration the strong support in 2024 and the feedback received during our fall stockholder engagement meetings, the Compensation Committee has maintained the general design of our compensation program for 2025. The Compensation Committee is committed to continual review and refinement of our compensation program, taking into consideration stockholder feedback and the evolution of our business. For additional information regarding the substantive actions we have taken, informed by our stockholder engagement, see *Executive Compensation—Compensation Discussion and Analysis—Compensation Structure and Goals—Year-Round Executive Compensation-Setting Process—Consideration of Say-On-Pay Vote*.	
Peer Benchmarked	We use objective criteria to establish our peer company group and evaluate executive compensation versus our peer group median and in light of individual contribution and performance.	



RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Ratify the selection of PricewaterhouseCoopers LLP (“PwC”) as our independent auditors for the fiscal year ending on December 27, 2025.



THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 3.

» MORE ON PAGE 90

Taking into consideration the quality of services provided by PwC and the factors described in the *Audit Matters* section of this Proxy Statement, the Audit Committee and the Board have determined that the retention of PwC as our independent auditors continues to be in the best interests of the Company and our stockholders. The Audit Committee believes that PwC’s tenure as the Company’s auditor lends PwC valuable experience with the Company and knowledge of our business that are a benefit to the quality and effectiveness of PwC’s audit. This experience enables PwC to develop and implement efficient and innovative audit processes with respect to Kraft Heinz, focus on the risks that are significant to the Company and its industry, and provide services for fees the Audit Committee considers competitive.



STOCKHOLDER PROPOSAL — REPORT ON RECYCLABILITY CLAIMS

A stockholder proposal requesting the Company to issue a report by December 2025 providing the factual basis for legitimacy of all recyclable claims made on plastic packaging.



THE BOARD RECOMMENDS A VOTE AGAINST PROPOSAL 4.

» MORE ON PAGE 94

The Board believes our current efforts meet the aims of the proposal and have a significant impact on improving and reducing our packaging while reducing risk for the Company. We are committed to recycling and to providing consumers with clear information to help increase recycling rates as much as possible, while also continuing to evolve with a dynamic and rapidly-evolving recycling and regulatory landscape. We have stringent internal measures designed to provide that on-pack claims are not misleading to consumers, and our on-pack recycling labeling is reviewed utilizing industry guidance. The Board believes the report requested by the proponent would divert management’s time and Kraft Heinz resources without providing meaningful benefit to the Company or our stockholders.



STOCKHOLDER PROPOSAL — REPORT ON PLASTIC PACKAGING

A stockholder proposal requesting the Company to issue a report describing how the Company could address flexible plastic packaging in alignment with the findings of the Pew Charitable Trusts' study, *Breaking the Plastic Wave*, or other authoritative sources, to reduce its contribution to plastic pollution.



THE BOARD RECOMMENDS A VOTE AGAINST PROPOSAL 5.

» MORE ON PAGE 97

The Board believes that, in light of our current initiatives to mitigate the environmental concerns associated with flexible plastic packaging, the adoption of the stockholder proposal would divert management's time and Kraft Heinz resources without providing meaningful benefit to the Company or our stockholders.



STOCKHOLDER PROPOSAL — ADOPT POLICY ON INDEPENDENT BOARD CHAIR

A stockholder proposal requesting the Board to adopt a policy, and amend the Company's By-Laws as necessary, to require the Board Chair position be held by an independent director.



THE BOARD RECOMMENDS A VOTE AGAINST PROPOSAL 6.

» MORE ON PAGE 102

The Board believes that it is in the best interests of the Company and our stockholders to allow the Board to retain the flexibility to select the leadership structure that is best suited to meet the needs of the Company and its stockholders at any given time, including determining, from time to time, whether it is appropriate for the same individual to serve as CEO and Chair. Adopting a rigid policy as requested by this proposal would impair the Board's ability to structure its leadership in the manner it believes most effectively serves the Company and stockholders' interests.



Stockholder ENGAGEMENT

We believe it is important to engage with investors to better understand their priorities. We developed a robust year-round stockholder engagement program. Each year we engage with a significant and diverse group of stockholders on topics important to our stockholders as well as the Company. The stockholder engagement program also informs and improves our decision-making with respect to our strategies, programs, policies, and practices, and helps create long-term value for Kraft Heinz and our stockholders.

2024 BY THE NUMBERS
BROAD OUTREACH, DEEP ENGAGEMENT

~55%	~47%	12	45+
Common Stock Outstanding Contacted	Common Stock Outstanding Engaged	Investor Conferences and Non-Deal Roadshows	ESG Stakeholder Engagements

YEAR-ROUND ENGAGEMENT

We meet with institutional stockholders throughout the year to share and respond to questions regarding our performance, significant corporate governance matters, executive compensation, environmental and sustainability efforts, and changes in our Board and Executive Leadership Team. Our comprehensive engagement efforts also include year-round outreach by: our Investor Relations team through investor conferences, non-deal roadshows, and regular meetings with stockholders and sell-side analysts; our Corporate Secretary and Compensation teams with proxy advisory firms; our ESG team with ESG rating firms and stakeholders; and our Treasury team with rating agencies and firms. Generally, webcasts of management's presentations at industry or investor conferences are publicly accessible on our Investor Relations website at **ir.kraftheinzcompany.com/news-events/events**.



SPRING

- We publish our proxy statement and our annual report
- We hold engagement calls with our largest stockholders in advance of their votes at our Annual Meeting
- We hold our Annual Meeting



SUMMER

- We assess how our stockholders voted on the proposals at our Annual Meeting
- Our Board and Committees approve the self-evaluation process



FALL

- We hold engagement calls with our largest stockholders
- Our Board and Committees conduct annual self-evaluations



WINTER

- We assess outcomes from our fall stockholder engagement calls and governance best practices
- We review policy updates by our stockholders and stakeholders
- We update our annual governance framework and policies, taking into account our stockholder engagements and Board self-evaluations

2024 ENGAGEMENT HIGHLIGHTS

THIRD-PARTY CONSULTANT

- We engage the services of Sodali & Co to assist with and expand our stockholder outreach efforts

KEY TOPICS FOR 2024

- Business strategy and current business conditions
- Financial performance
- ESG strategy and initiatives
- Corporate governance practices, including Board skills
- Executive compensation
- CEO transition
- Human capital management and company culture

OTHER KEY RESOURCES

- Our investor relations website at **ir.kraftheinzcompany.com**
- Our annual ESG Report and information at **www.kraftheinzcompany.com/esg**
- Our ESG reporting framework disclosures, including TCFD, at **https://www.kraftheinzcompany.com/esg/verifications.html**

Throughout 2024, we actively engaged with current and prospective stockholders at investor conferences and Kraft Heinz events, including:

FEBRUARY
- Fourth Quarter and Full Year Earnings
- Consumer Analyst Group of New York (CAGNY) Conference
- Buy-Side Consumer CEO Conference

MAY
- First Quarter 2024 Earnings
- 2024 Annual Meeting of Stockholders
- Barclays Chicago Food Field Trip
- Bernstein's 40th Annual Strategic Decisions Conference

JUNE
- Deutsche Bank Annual dbAccess Global Consumer Conference
- Fourth Annual Evercore ISI Consumer and Retail Conference

JULY
- Second Quarter 2024 Earnings

AUGUST
- Bank of America New York Non-Deal Roadshow
- Mizuho Boston Non-Deal Roadshow
- TD Cowen Chicago Field Trip

SEPTEMBER
- 2024 Barclays Global Consumer Staples Conference
- J.P. Morgan 15th Annual U.S. All Stars Conference

OCTOBER
- Third Quarter 2024 Earnings

DECEMBER
- J.P. Morgan Chicago Food Field Trip

INFORMED GOVERNANCE PRACTICES

We regularly share stockholder feedback with management, the Board, and Committees of the Board. In addition, the Nominating and Corporate Governance Committee ("Governance Committee") considers corporate governance trends and best practices, as well as our peer and other large company practices, including with respect to our stockholder engagement program and annual meetings, and reviews the voting results of our annual meetings. The Compensation Committee considers compensation trends and best practices, as well as our peer and other large company practices and reviews the say-on-pay voting results of annual meetings.

MEANINGFUL, RESPONSIVE ACTION

Informed by our ongoing engagement with the corporate governance, investment stewardship, and portfolio management teams of our stockholders and other stakeholders throughout the year, we have made a number of enhancements and refinements to our corporate governance, compensation, and environmental sustainability programs and practices. Key actions in recent years include:

CORPORATE GOVERNANCE

- ✔ Enhanced disclosure regarding the skills of members of the Board, including more detailed disclosure of how the Board defines such skills.
- ✔ Continued focus from the Board on refreshment, with a balance of tenures and strong independent representation.

COMPENSATION

- ✔ Increased the percentage of PSUs in our annual equity award mix, lengthened vesting periods for PSUs and RSUs, added Company-specific metrics to PSUs, and aligned CEO compensation structure to that of our other NEOs.
- ✔ Engaged an independent third-party compensation consultant to advise the Compensation Committee regarding executive compensation matters.

ENVIRONMENTAL SUSTAINABILITY

- ✔ Began providing a user-friendly appendix in our annual ESG Reports that shows annual achievement across various metrics and tracks to Global Reporting Initiative (GRI) Sustainability Standard and aligned to the general principles of the Sustainability Accounting Standards Board (SASB) for food and beverage companies, as well as the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD).
- ✔ Announced goal to reduce use of virgin plastic globally by 20% by 2030.
- ✔ Announced goal to achieve net zero GHG emissions across our operational footprint (Scope 1 and Scope 2) and entire global supply chain (Scope 3) by 2050.



Our BOARD



PROPOSAL 1

ELECTION OF DIRECTORS

Elect the following 12 directors to hold office until the Company's 2026 Annual Meeting.



THE BOARD RECOMMENDS A VOTE FOR EACH OF THE DIRECTOR NOMINEES NAMED FOR ELECTION IN THIS PROXY STATEMENT.

At the recommendation of the Governance Committee, the Board has nominated the 12 directors named in this Proxy Statement for election at the Annual Meeting. If elected, the directors will serve for a one-year term expiring at the 2026 Annual Meeting of Stockholders and until their successors have been duly elected and qualified or until their earlier death, resignation, disqualification, or removal.

The Board believes the director nominees are highly qualified and collectively have the appropriate mix of attributes, perspectives, experience, and expertise to provide strong leadership, counsel, and oversight to the Company and management to advance our long-term strategy and deliver value to stockholders. Each nominee has consented to being named as a nominee and has accepted the nomination and agreed to serve as a director if elected. All of the director nominees are current directors. Eleven of the directors were elected by stockholders at our 2024 Annual Meeting and the Board appointed Ms. Soo, effective October 24, 2024.

The Board believes that each nominee will be able and willing to serve if elected. However, if any nominee becomes unable or unwilling to serve between the date of this Proxy Statement and the Annual Meeting, the Board may designate a new nominee, and the persons named as proxy holders may vote for the substitute nominee. Alternatively, the Board may reduce the size of the Board.

OUR 2025 DIRECTOR NOMINEES

The nominees represent diverse backgrounds, experiences, and skills, coupled with strong independence, judgment, and integrity, and embody the qualifications relevant to Kraft Heinz's global operations and long-term strategic vision. Among the nominees, four identify as women, eight identify as men, six identify as People of Color, and six identify as White.

DIRECTOR NOMINEE QUALIFICATIONS

DIRECTOR NOMINEE QUALIFICATION HIGHLIGHTS



83%
Independent

TENURE



75%
0-4 years
25%
5-9 years
Average
4.02
Years

AGE



8%
70s
25%
Under 50
25%
60s
Average
58
Years
42%
50s

ENGAGEMENT



100%
Average Attendance of Directors at Board and Committee Meetings in 2024

DIRECTOR NOMINEE SKILLS AND EXPERTISE

The following highlights the key skills and expertise that, together with other factors, led the Governance Committee and the Board to recommend the director nominees for election. The matrix is intended to depict notable areas of experience and expertise for each director nominee. The lack of a mark does not mean that the nominee does not possess that qualification or skill.

Skill	Patricio	Cahill	Pope	Abrams-Rivera	Alfonso	Fouché	Gherson	Kenesey	Knapp	Leoni Sceti	Park	Soo
FINANCIAL AND ACCOUNTING Experience in and an understanding of accounting and financial reporting processes, capital structure, and complex financial transactions is critical to oversight of our performance and compliance with our reporting obligations as a U.S. publicly traded company.		✓	✓		✓	✓		✓		✓		✓
GLOBAL BUSINESS AND EMERGING MARKETS Experience in global business, markets, and supply chains or emerging markets, or familiarity with culture, trends, and issues outside of the United States supports our key strategic initiatives for growth as a global company.	✓	✓	✓	✓	✓		✓	✓		✓		✓
CPG OR RELATED INDUSTRY Experience in the consumer packaged goods or similar consumer-focused industry provides important insight into trends and best practices in manufacturing, marketing, and selling food and beverage products.	✓	✓	✓	✓	✓					✓		
ENTERPRISE LEADERSHIP Experience in oversight and operations as a chief executive officer, chief operating officer, or other senior-level officer, particularly in a public company or other complex global organization, provides a range of practical insights into the operation of large organizations like ours.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
SUSTAINABILITY AND HUMAN CAPITAL Experience in environmental stewardship, sustainability, nutrition and wellness, and social responsibility or human capital management strengthens the Board's oversight of long-term value creation through a responsible and sustainable business model.							✓	✓	✓	✓		
REGULATORY AND PUBLIC POLICY Experience in a highly regulated industry or public policy in the United States or globally provides valuable insight as our business operates in a continuously evolving global regulatory landscape.			✓			✓		✓	✓			
RISK MANAGEMENT Experience with oversight and management of various strategic, financial, operational, and commercial risks facing the Company enables robust oversight of our efforts to mitigate risk and promote compliance.	✓	✓	✓		✓	✓	✓	✓	✓		✓	
STRATEGIC TRANSACTIONS Experience in complex strategic acquisitions, divestitures, or other transactions provides perspective with respect to our transformation and long-term strategy.	✓	✓	✓	✓	✓		✓	✓		✓	✓	✓
BRAND BUILDING Experience in strategic portfolio management and brand strategy, marketing, and sales supports our ambitious innovation strategy in identifying new product areas, platforms, and technologies.	✓			✓		✓				✓	✓	✓
DIGITAL AND TECHNOLOGY Experience in technological innovation, trends, and implementation and oversight of cybersecurity risk provides insight for oversight of our navigation of emerging technologies to reach modern consumers.				✓			✓				✓	✓

DIRECTOR NOMINEE BIOGRAPHIES

The director nominee biographies that follow summarize the key experience and expertise the director nominees bring to the Board.



Miguel Patricio

CHAIR

Non-Executive

Age: 58

Director Since: May 2021

Chair Since: May 2022

Committees: None

Other Current Public Company Boards: None

Key Skills

- Global Business and Emerging Markets
- CPG or Related Industry
- Enterprise Leadership
- Risk Management
- Strategic Transactions
- Brand Building

Key Qualifications

Mr. Patricio brings to the Board deep consumer goods industry and leadership experience as well as valuable perspective as our former CEO.

Career Highlights

- **Kraft Heinz**
  - Chair of the Board (since May 2022)
  - Chief Executive Officer (June 2019 to December 2023)
- **Anheuser-Busch InBev SA/NV** ("AB InBev"), a multinational drink and brewing holdings company
  - Chief of Special Global Projects – Marketing (January to June 2019)
  - Various zone president and marketing leadership positions (2008 to 2018)
- **InBev SA**, a multinational brewing company and predecessor of AB InBev
  - Various zone president and marketing leadership positions (2004 to 2008)
- **Companhia de Bebidas das Americas S.A.** ("Ambev"), a Brazilian brewing company and predecessor of AB InBev
  - Chief Marketing Officer (1999 to 2004)
- **Philip Morris Companies Inc.**, an international tobacco company
  - Vice President, Marketing (1997 to 1999)
- **The Coca-Cola Company**, a global beverage company
  - Global Marketing Director (1996 to 1997)
- **Johnson & Johnson**, a pharmaceutical and medical device company
  - Global Marketing Director (1989 to 1995)



John T. Cahill

VICE CHAIR

✓ **Independent**

Age: 67

Director and Vice Chair Since: July 2015

Committees: Governance Committee (Chair), Audit Committee

Other Current Public Company Boards:

- **Colgate-Palmolive Company** (since 2005)
- **American Airlines Group** (since 2013)
- **Autodesk, Inc.** (since December 2024)

Key Skills

- Financial and Accounting
- Global Business and Emerging Markets
- CPG or Related Industry
- Enterprise Leadership
- Risk Management
- Strategic Transactions

Key Qualifications

Mr. Cahill brings to the Board extensive experience in the food and beverage industry, business finance and financial statements, global markets, and executive leadership of public companies.

Career Highlights

- **Kraft Foods Group, Inc.** ("Kraft"), one of our predecessor companies
  - Chief Executive Officer (2014 to 2015)
  - Executive Chairman (2012 to 2014)
- **Mondelēz International, Inc.** ("Mondelēz"), a food and beverage company and former parent of Kraft
  - Executive Chairman Designate, North American Grocery (2012)
- **Ripplewood Holdings LLC**, a private equity firm
  - Industrial Partner (2008 to 2011)
- **PepsiCo, Inc.**, a global food and beverage company, and affiliates
  - Various executive and senior financial positions (1989 to 2007)

Other Boards and Experiences

- **Kraft Foods Group, Inc.** (2012 to 2015)
- **Legg Mason, Inc.**, a financial services holding company (2010 to 2014)

★ Audit Committee | $ Compensation Committee | Governance Committee | ○ Chair



John C. Pope

LEAD DIRECTOR

✓ Independent

Age: 75

Director Since: July 2015

Lead Director Since: January 2021

Committees:

Other Current Public Company Boards:

- **Talgo S.A.** (since 2015)

Key Skills

- Financial and Accounting
- Global Business and Emerging Markets
- CPG or Related Industry
- Enterprise Leadership
- Regulatory and Public Policy
- Risk Management
- Strategic Transactions

Key Qualifications

Mr. Pope brings to the Board extensive accounting and financial expertise, as well as valuable leadership, operating, marketing, and international experience.

Career Highlights

- **PFI Group LLC**, a financial management firm
  - Chairman and Chief Executive Officer (since 1994)
- **United Airlines**, a U.S.-based airline, and its parent, **UAL Corporation**
  - Various executive positions in operations, finance, and marketing (1988 to 1994)

Other Boards and Experiences

- **Waste Management, Inc.** (1997 to May 2024)
- **R. R. Donnelley & Sons Company** (1996 to February 2022)
- **Kraft Foods Group, Inc.** (2012 to 2015)
- **Kraft Foods Inc.** (now Mondelēz) (2001 to 2012)
- **Con-way, Inc.** (2003 to 2015)
- **Dollar Thrifty Automotive Group, Inc.** (1997 to 2012)



Carlos Abrams-Rivera

Kraft Heinz CEO

Age: 57

Director Since: December 2023

Committees: None

Other Current Public Company Boards: None

Key Skills

- Global Business and Emerging Markets
- CPG or Related Industry
- Enterprise Leadership
- Strategic Transactions
- Brand Building
- Digital and Technology

Key Qualifications

Mr. Abrams-Rivera brings to the Board deep consumer packaged goods and brand-building expertise, strong experience in global and emerging markets, and unique insight as our CEO.

Career Highlights

- **Kraft Heinz**
  - Chief Executive Officer (since December 2023)
  - President, Kraft Heinz (August to December 2023)
  - Executive Vice President and President, North America (December 2021 to August 2023)
  - U.S. Zone President (February 2020 to December 2021)
- **Campbell Soup Company**, a global food and beverage company
  - Executive Vice President and President, Campbell Snacks (May 2019 to February 2020)
  - President, Campbell Snacks (2018 to May 2019)
  - President, Pepperidge Farm (2015 to 2018)
- **Mondelēz**
  - Various marketing and leadership positions (2011 to 2015)
- **Kraft Foods Group, Inc.**, one of our predecessor companies
  - Various positions (1998 to 2010)

Other Boards and Experiences

- **Energizer Holdings, Inc.** (January 2020 to January 2024)

★ Audit Committee $ Compensation Committee  Governance Committee  Chair



Humberto P. Alfonso

✓ Independent

Age: 67

Director Since: May 2023

Committees: ★

Other Current Public Company Boards:

- **Eastman Chemical Company** (since 2011)

Key Skills

- Financial and Accounting
- Global Business and Emerging Markets
- CPG or Related Industry
- Enterprise Leadership
- Risk Management
- Strategic Transactions

Key Qualifications

Mr. Alfonso brings to the Board deep financial management and public company accounting experience, as well as valuable experience in the CPG industry, public company leadership, and strategy.

Career Highlights

- **Information Services Group, Inc.**, a global technology research and advisory firm
  - Executive Vice President and Chief Financial Officer (June 2021 to August 2023)
- **Yowie Group Ltd.** ("Yowie Group"), a global brand licensing company specializing in children's consumer products
  - Chief Executive Officer, Global (2016 to 2018)
- **The Hershey Company**, a global confectionery and snack products company
  - President, International (2013 to 2015)
  - Executive Vice President and Chief Financial Officer (2007 to 2013)
  - Vice President, Finance North America (2006 to 2007)
- **Cadbury Schweppes PLC**, a multinational confectionery company
  - Various senior and executive financial positions (2003 to 2006)
- **Pfizer, Inc.**, a global pharmaceutical company
  - Vice President and Chief Financial Officer Adams Brands (2000 to 2003)
- **Warner-Lambert Company**, a pharmaceutical company (acquired by Pfizer, Inc. in 2000)
  - Various financial positions (1983 to 2000)

Other Boards and Experiences

- **Yowie Group** (2017 to 2018)



Lori Dickerson Fouché

✓ Independent

Age: 55

Director Since: May 2021

Committees: ★ 🔨

Other Current Public Company Boards:

- **Hippo Holdings Inc.** (since May 2021)

Key Skills

- Financial and Accounting
- Enterprise Leadership
- Regulatory and Public Policy
- Risk Management
- Brand Building

Key Qualifications

Ms. Fouché brings to the Board seasoned financial expertise, deep experience in the financial services industry, and valuable leadership, operating, and marketing experience.

Career Highlights

- **TIAA**, a financial services firm
  - Senior Executive Vice President and Advisor to the Chief Executive Officer (June to December 2020)
  - Senior Executive Vice President and Chief Executive Officer, TIAA Financial Solutions (2018 to June 2020)
- **Prudential Financial, Inc.** ("Prudential"), a financial services firm
  - Group Head of Individual Solutions (2017 to 2018)
  - President of Prudential Annuities (2015 to 2017)
  - Chief Executive Officer, Prudential Group Insurance (2014 to 2015)

Other Boards and Experiences

- **Gusto Inc.**, a private payroll, benefits, and human resource management software provider (since October 2021)
- **Princeton University Board of Trustees** (since September 2021 and 2015 to June 2019)

★ Audit Committee $ Compensation Committee 🔨 Governance Committee ○ Chair 



Diane Gherson

✓ Independent

Age: 68

Director Since: November 2022

Committees: $

Other Current Public Company Boards: None

Key Skills

- Global Business and Emerging Markets
- Enterprise Leadership
- Sustainability and Human Capital
- Risk Management
- Strategic Transactions
- Digital and Technology

Key Qualifications

Ms. Gherson brings to the Board extensive expertise in human resources, compensation, and oversight of diversity and inclusion, as well as valuable experience in corporate transformations and operations.

Career Highlights

- **Boston Consulting Group, Inc.**, a management consulting firm
  - Senior Advisor (since July 2023)
- **Harvard Business School**
  - Senior Lecturer (July 2021 to June 2023)
- **International Business Machines Corporation** (IBM), a global technology company
  - Senior Vice President and Special Advisor to the Chief Executive Officer (September to December 2020)
  - Senior Vice President and Chief Human Resources Officer (2017 to August 2020)
  - Senior Vice President, Human Resources (2013 to 2017)
  - Various senior leadership positions in human resources, talent, and compensation and benefits (2002 to 2013)
- **Willis Towers Watson**, a global professional services and human resources consulting company
  - Principal and Global Practice Leader (1997 to 2002)
  - Principal (1994 to 1997)

Other Boards and Experiences

- **Centivo** (since January 2022)
- **National Academy of Human Resources** (since January 2019)
- **Ping Identity Holding Corp.** (now private) (February 2021 to October 2022)
- **TechWolf** (November 2023)



Timothy Kenesey

✓ Independent

Age: 57

Director Since: January 2020

Committees: $ (Chair)

Other Current Public Company Boards: None

Key Skills

- Financial and Accounting
- Global Business and Emerging Markets
- Enterprise Leadership
- Sustainability and Human Capital
- Regulatory and Public Policy
- Risk Management
- Strategic Transactions

Key Qualifications

Mr. Kenesey brings to the Board important insights into creating long-term profitable growth, operations, mergers and acquisitions, risk management, and financial reporting.

Career Highlights

- **MedPro Group Inc.**, a healthcare liability insurance company and subsidiary of Berkshire Hathaway Inc.
  - President and Chief Executive Officer and Director (since 2001)
- **General Electric Company**, an industrial technology company
  - Senior Vice President of GE Insurance (2000)
  - Global Business Development Manager of GE Healthcare (1998 to 1999)
- **Sidley Austin LLP**, a global law firm
  - Attorney focused on mergers and acquisitions and corporate finance (1993 to 1997)
- **KPMG LLP**, an accounting firm
  - Audit and Tax Accountant (1989 to 1990)

Other Boards and Experiences

- **Fort4Fitness** (since 2007)
- Various other smaller insurance subsidiaries of Berkshire Hathaway Inc. (since 2001)

★ Audit Committee | $ Compensation Committee | Governance Committee | ○ Chair



Alicia Knapp

✓ Independent

Age: 46

Director Since: May 2022

Committees: Governance Committee

Other Current Public Company Boards: None

Key Skills

- Enterprise Leadership
- Sustainability and Human Capital
- Regulatory and Public Policy
- Risk Management

Key Qualifications

Ms. Knapp brings to the Board deep experience as a strategic leader, particularly in renewable energy and sustainability, and significant operational, risk management, and financial acumen.

Career Highlights

- **BHE Renewables, LLC** ("BHE Renewables"), a renewable energy company and subsidiary of Berkshire Hathaway Inc.
  - President and Chief Executive Officer (since December 2020)
- **MidAmerican Energy Company** ("MidAmerican Energy"), an energy company providing electric and natural gas service and subsidiary of Berkshire Hathaway Inc.
  - Vice President, Renewable Generation (May to December 2020)
  - Vice President, Gas Delivery (2018 to May 2020)
  - General Manager, Gas Operations (2018)
- **BHE Renewables**
  - General Manager (2017 to 2018)
  - Project Manager (2012 to 2017)
- **MidAmerican Energy**
  - Project Manager, Nuclear (2010 to 2012)
  - Various positions in risk management and energy trading (2001 to 2010)



Elio Leoni Sceti

✓ Independent

Age: 59

Director Since: May 2020

Committees: Compensation Committee

Other Current Public Company Boards: None

Key Skills

- Financial and Accounting
- Global Business and Emerging Markets
- CPG or Related Industry
- Enterprise Leadership
- Sustainability and Human Capital
- Strategic Transactions
- Brand Building

Key Qualifications

Mr. Leoni Sceti brings to the Board deep experience in the consumer goods sector, operations, marketing, product development, and disruptive innovation.

Career Highlights

- **The Craftory**, a global investment house for purpose-driven CPG challenger brands
  - Co-Founder, Chief Crafter, and Chairman (since 2018)
- Active investor in and advisor to early-stage tech companies (since 2010)
- **Iglo Group**, a frozen food company whose brands include Birds Eye, Findus, and Iglo
  - Chief Executive Officer (2013 to 2015)
- **EMI Group**, a global music company
  - Chief Executive Officer (2008 to 2010)
- **Reckitt Benckiser Group plc**, a home, health, and personal care products company
  - Various marketing and management positions (1992 to 2008)
- **Procter & Gamble Company**, a CPG company
  - Various marketing positions (1988 to 1992)

Other Boards and Experiences

- **AB InBev** (2014 to April 2023)
- **Barry Callebaut AG** (2017 to December 2023)
- **LSG Holdings Limited** (since 2011)
- Various portfolio companies of The Craftory (since 2018)
- **Room to Read, UK Board** (since April 2019)
- **One Young World, Board of Trustees** (since 2011)

★ Audit Committee $ Compensation Committee   Governance Committee   ○ Chair



James Park

✓ Independent

Age: 48

Director Since: May 2022

Committees: $

Other Current Public Company Boards: None

Key Skills

- Enterprise Leadership
- Risk Management
- Strategic Transactions
- Brand Building
- Digital and Technology

Key Qualifications

Mr. Park brings to the Board deep expertise in technology and digital capabilities, as well as valuable experience in mergers and acquisitions and public company leadership.

Career Highlights

- **Google LLC** ("Google"), a subsidiary of Alphabet Inc., a global technology company
  - Vice President, Alphabet (January 2024 to April 2024)
  - Vice President and General Manager, Wearables and Health (August 2023 to January 2024)
  - Vice President and General Manager, Fitbit (February 2021 to August 2023)
- **Fitbit, Inc.**, a connected health and fitness company (acquired by Google in January 2021)
  - Chairman (2015 to January 2021)
  - Co-Founder, President, Chief Executive Officer, and Director (2007 to January 2021)
- **CNET Networks, Inc.** ("CNET"), an online media company
  - Director of Product Development (2005 to 2007)
- **Wind-Up Labs, Inc.**, an online photo sharing company (acquired by CNET in 2005)
  - President and Co-Founder (2002 to 2005)

Other Boards and Experiences

- **Fitbit, Inc.** (2007 to January 2021)



Debby Soo

✓ Independent

Age: 44

Director Since: October 2024

Committees: ★

Other Current Public Company Boards: None

Key Skills

- Financial and Accounting
- Global Business and Emerging Markets
- Enterprise Leadership
- Strategic Transactions
- Brand Building
- Digital and Technology

Key Qualifications

Ms. Soo brings to the Board robust experience in technological innovation and trends as well as deep experience in global, consumer-focused industries.

Career Highlights

- **OpenTable, Inc.,** restaurant technology company and subsidiary of Booking Holdings Inc. ("Booking Holdings")
  - Chief Executive Officer (August 2020 to present)
- **KAYAK Software Corporation**, a travel meta-search service and subsidiary of Booking Holdings
  - Chief Commercial Officer (2017 to July 2020)
  - Senior Vice President of Business Development (2017)
  - Various marketing and senior leadership roles (2010 to 2017)

Other Boards and Experiences

- **EverCommerce Inc.** (March 2021 to October 2024)
- **Lesson Nine GmbH** (December 2020 to March 2021)

★ Audit Committee $ Compensation Committee   Governance Committee   ○ Chair

BOARD QUALIFICATIONS AND REFRESHMENT

BOARD MEMBERSHIP CRITERIA

The selection of qualified directors is key to ensuring that the Board provides robust and effective oversight of the Company in the execution of our long-term strategy. The Governance Committee strives to maintain an independent Board with broad and diverse experience and judgment to represent the interests of our stockholders. The Governance Committee and Board consider a range of factors they view as essential for Board excellence and effectiveness when recruiting and recommending directors for election.

SKILLS, EXPERTISE, AND EXPERIENCE	The Governance Committee seeks director nominees with integrity, sound judgment, and the mix of professional expertise and educational backgrounds to establish and maintain a Board strong in its collective knowledge. As part of this, the Governance Committee seeks to identify individuals whose particular backgrounds, skills, and expertise, when taken together, provide the Board with the key qualifications and skills that can best perpetuate Kraft Heinz's success.
RANGE OF VIEWS AND EXPERTISE	The Board and Governance Committee believe that a range of views and expertise offers a significant benefit to the Board and Kraft Heinz, as varying viewpoints contribute to a more informed and effective decision-making process. Additionally, the Board and Governance Committee seek out candidates reflective of the communities in which the Company operates. The Governance Committee reviews its effectiveness in balancing these considerations when assessing the composition of the Board.
COMMITMENT	The Governance Committee considers a director nominee's ability to devote sufficient time and effort to fulfill their Kraft Heinz responsibilities, taking into account the individual's other commitments. In addition, in determining whether to recommend a director for re-election, the Governance Committee considers the director's attendance at Board and Committee meetings and participation in, and contributions to, Board and Committee activities.
INDEPENDENCE	The Board considers whether a nominee meets various independence requirements, including whether a nominee's service on boards and committees of other organizations is consistent with our conflicts of interest policy.
TENURE AND REFRESHMENT	The Board considers the mix of experience on the Board to balance leadership continuity and a sound understanding of our business and strategy with new perspectives that challenge us and push our continual growth.

DIRECTOR INDEPENDENCE

Our Corporate Governance Guidelines require that a majority of our directors meet the independence requirements of Nasdaq. For a director to be considered independent, the Board must affirmatively determine, after reviewing all relevant information, that a director has no direct or indirect material relationship with Kraft Heinz that would interfere with their exercise of independent judgment in carrying out their responsibilities as a director. The Board determined that, under Nasdaq rules, the following director nominees are independent:

- Mr. Alfonso
- Mr. Cahill
- Ms. Fouché
- Ms. Gherson
- Mr. Kenesey
- Ms. Knapp
- Mr. Leoni Sceti
- Mr. Park
- Mr. Pope
- Ms. Soo


83%

Gregory E. Abel and Susan Mulder, who decided not to stand for re-election at our 2024 Annual Meeting of Stockholders, were also determined to be independent during the periods in which they served. In conducting its evaluations of Mr. Abel, Mr. Kenesey, and Ms. Knapp, the Board considered each individual's affiliation with Berkshire Hathaway Inc. (together with its affiliates, "Berkshire Hathaway"), which held approximately 27.3% of our outstanding common stock as of March 10, 2025, and its subsidiaries. The Board found that such affiliations and directorships were in compliance with our conflict of interest policies.

DIRECTOR SELECTION PROCESS

Our Governance Committee, with the full Board, is responsible for establishing Board membership criteria and evaluating the qualifications of Board nominees.

SUCCESSION PLANNING

The Governance Committee analyzes Board composition and structure on an ongoing basis to support our long-term strategy, taking into consideration skills and experiences, past contributions by current directors, and the results of stockholder votes.

IDENTIFICATION OF CANDIDATES

The Governance Committee identifies qualified candidates and accepts nominee suggestions from directors, stockholders, management, and others, and may retain third-party search firms to assist in identifying, evaluating, and conducting due diligence on potential director candidates. Ms. Soo was identified and presented to the Governance Committee for consideration by an independent third-party search firm retained by the Governance Committee.

EVALUATION OF CANDIDATES

The Governance Committee evaluates potential candidates on the criteria described above and set forth in our Corporate Governance Guidelines. Qualified candidates are generally interviewed by the Governance Committee Chair, Lead Director, and other members of the Governance Committee, the Board, and management, as appropriate.

DECISION AND NOMINATION

Upon recommendation by the Governance Committee that a director nominee will serve in the best interests of Kraft Heinz and our stockholders, the full Board evaluates and approves director candidates for appointment and election.

ELECTION BY STOCKHOLDERS

Our stockholders consider and annually elect by majority vote all director nominees to serve one-year terms.

The Governance Committee will consider any candidate a stockholder properly presents for election to the Board in accordance with the procedures set forth in our By-Laws. The Governance Committee uses the same criteria to evaluate a candidate suggested by a stockholder as it uses to evaluate a candidate that the Governance Committee identifies. After the Board's consideration, our Corporate Secretary will notify that stockholder whether or not the Board decided to appoint or nominate the candidate. For a description of how stockholders may nominate a candidate for the Governance Committee's consideration for election to the Board at an annual meeting, see *Other Information —Stockholder Proposals*.


Governance

CORPORATE GOVERNANCE HIGHLIGHTS

We are committed to strong corporate governance, which is critical to promote the long-term interests of our stockholders. The Board believes our governance practices provide a framework that strengthens our Board and management accountability, allows the Board to set objectives and monitor performance, helps ensure efficient use of corporate resources, and fosters trust in Kraft Heinz.



BOARD COMPOSITION AND LEADERSHIP

Continuous Refreshment emphasizing a diversity of views and experiences and sound judgment to best perpetuate our success and stockholder interests

Robust Independence, with 10 of 12 director nominees independent

Strong Independent Lead Director, elected by independent directors, separate Chair and Chief Executive Officer roles, and independent Vice Chair

100% Independent Committees of the Board

Executive Sessions (including sessions without management present and sessions of the independent directors) at each Board meeting

Director Time Commitments Policy limits service on the boards of other public companies to three or, for chief executive officers of public companies, one (each in addition to Kraft Heinz)

Annual Performance Evaluations for the Board and all Committees of the Board

Robust Director Selection Process

Active Oversight of Risks related to the Company's business, including ESG risks

Special Meetings of the Board may be called by our CEO, Chair, a majority of directors, or our Vice Chair or any Committee Chair with the support of at least two other directors



STOCKHOLDER RIGHTS

Proactive Year-Round Engagement with stockholders and incorporation of stockholder input in our strategies and programs

Annual Election of Directors with Majority Voting Standard in uncontested elections

Annual Say-on-Pay Votes

Stockholder Right to Call Special Meetings for stockholders of record of at least 20% of the voting power of our outstanding stock

No "Poison Pill"

Stockholder Action by Written Consent



OTHER BEST PRACTICES

Rigorous Stock Ownership Requirements to align directors' and executive officers' interests with those of stockholders

Robust Clawback Policy

Insider Trading Policy, including Anti-Hedging and Pledging Policies

BOARD STRUCTURE AND OPERATIONS

5

BOARD MEETINGS IN 2024

KEY RESPONSIBILITIES IN 2024

- Development of and progress on our long-term strategic plan
- Capital structure and capital allocation strategy
- Risk oversight
- Succession planning

MANAGEMENT ATTENDANCE AT BOARD MEETINGS

Key members of management regularly attend and participate in Board and Committee meetings. Regular attendees include our CEO, CFO, Global General Counsel and Corporate Affairs Officer, and other members of the Executive Leadership Team. Other senior leaders attend as meeting topics warrant.

BOARD LEADERSHIP STRUCTURE

Our governance framework provides the Board with the flexibility to select the appropriate leadership structure to allow the Board to effectively carry out its responsibilities, serve the long-term interests of Kraft Heinz, and best represent our stockholders' interests. The Board evaluates its leadership structure based upon our best interests and particular circumstances at the time, taking into consideration the composition of the Board, including the tenure and skill sets of the individual directors and the Board as a whole, our specific business and long-term strategic needs, our operating and financial performance, industry conditions, the economic and regulatory environment, annual Board evaluations, the advantages and disadvantages of alternative leadership structures, and our corporate governance practices generally.

2021

JANUARY

Appointed independent Lead Director to help ensure continued robust independent leadership of the Board

2022

MAY

Combined the roles of Chair and Chief Executive Officer, following the retirement of our then Chair

2023

DECEMBER

Separated the roles of Chair and Chief Executive Officer, in connection with our CEO succession

- In 2021, as part of its periodic evaluation of its leadership structure, the Board appointed Mr. Pope as independent Lead Director, taking into consideration his deep understanding of our business and industry, and determined that Mr. Pope is well positioned to provide constructive, independent, and informed guidance and oversight to management.
- In 2022, following the retirement of our then Chair, the Board combined the roles of Chair and CEO and appointed Mr. Patricio to the role, effective in May 2022. The Board thoroughly considered a range of factors, including our strategic priorities, the complexity and global nature of our business, the various capabilities of our directors, the highly independent composition of the Board, the meaningful responsibilities of the independent Lead Director, and the current environment of our industry. The Board concluded that a combined role, together with the strong independent leadership provided by our Lead Director, Vice Chair, and each of the three standing Board Committees, which consist solely of, and are chaired by, independent directors, provides an appropriate balance between effective independent oversight and strong, consistent leadership to drive execution of our enterprise strategy.
- In 2023, in connection with the transition of our CEO from Mr. Patricio to Mr. Abrams-Rivera, the Board separated the roles of Chair and CEO. The Board believes that this structure supports a smooth transition and enables the Board and Company to best leverage Mr. Patricio's and Mr. Abrams-Rivera's strongest talents to promote the continued growth of our business. As CEO, Mr. Abrams-Rivera is responsible for developing and overseeing the execution of our business strategy and leading and managing the day-to-day operations of the Company. As non-executive Chair, Mr. Patricio focuses on Board leadership and governance and serves as a liaison between the Board and management, working closely with our independent Lead Director and CEO. The Board believes this structure serves the best interests of Kraft Heinz and our stockholders at this time and has not established a specific transition period or term for Mr. Patricio's role as non-executive Chair.

From time to time, the Board may also determine that it is appropriate to nominate members of management to the Board, including the CEO. Our current CEO was initially appointed to serve as a director in December 2023 and is nominated for re-election at the Annual Meeting. Our previous CEO and current Chair of the Board was initially elected at our 2021 Annual Meeting of Stockholders and is nominated for re-election at the Annual Meeting.

CURRENT BOARD LEADERSHIP AND RESPONSIBILITIES



MIGUEL PATRICIO

Since: May 2022

CHAIR

Non-Executive

- Presides at all meetings of the Board
- With the Lead Director, reviews and establishes Board meeting agendas and schedules to ensure sufficient time for discussion of all agenda items
- Serves as a Board representative for consultation and direct communication with major stockholders, as appropriate
- Actively participates in CEO succession planning
- Provides feedback to the Compensation Committee on the performance of the CEO
- Performs such other duties as the Board may from time-to-time request

Mr. Patricio served as our CEO from June 2019 to December 2023 and has served as a director since May 2021 and as Chair since May 2022. In appointing him as Chair, the Board considered Mr. Patricio's deep knowledge of our industry, his awareness of key issues facing Kraft Heinz, and his ability to serve as a highly effective bridge between the Board and management and work closely and transparently with our independent directors.



JOHN T. CAHILL

Since: July 2015

VICE CHAIR

- ✓ Independent
- Assists the Chair
- Serves as meeting chair when the Chair and Lead Director are unable to attend
- Performs other duties as the Board may from time-to-time request

Mr. Cahill has served on our Board as Vice Chair since July 2015, prior to which he served as Chairman and CEO of Kraft Foods Group, Inc. ("Kraft"), one of our predecessor companies from 2014 to 2015. He previously served as Kraft's Executive Chairman from 2012 to 2014. In appointing him as Vice Chair, the Board considered Mr. Cahill's strong track record of executive leadership, his extensive experience in the consumer goods industry, and his ability to provide valuable strategic insight.



JOHN C. POPE

Since: January 2021

LEAD DIRECTOR

✓ **Independent**

- Presides at meetings of the Board at which the Chair is not present, including sessions of the independent directors
- Has the authority to call meetings (including executive sessions) of the independent directors and directors unaffiliated with Berkshire Hathaway
- Reviews and approves Board meeting agendas and schedules to ensure sufficient time for discussion of all agenda items
- Serves as a Board representative for consultation and direct communication with major stockholders, as appropriate
- Provides oversight of CEO and Chair succession planning
- Monitors and evaluates, along with the Compensation Committee and the other independent directors, the performance of the CEO
- Performs other duties as the Board or independent directors may from time-to-time request

Mr. Pope has served as a director since July 2015 and was a director of our predecessor companies from 2001 to 2015. He has served on the Kraft Heinz Audit, Compensation, and Governance Committees. During his tenure, he has developed an expansive knowledge of Kraft Heinz through significant strategic advances, transformational, operational and organizational changes, and an evolving external environment. Mr. Pope also has deep operational and leadership experience as a public company executive and director.

In appointing Mr. Pope as Lead Director, the independent directors took into consideration Mr. Pope's experience and knowledge, integrity, and commitment to the Board. The Board and the independent directors considered Mr. Pope's other commitments and noted his high engagement with the Board and Kraft Heinz management, his history of attendance at Board and Committee meetings, and the additional responsibilities he was undertaking prior to his appointment as Lead Director. The Board determined that Mr. Pope could serve effectively. The Governance Committee, the Board, and the independent directors believe that Mr. Pope continues to dedicate significant time, effort, and attention to his Kraft Heinz Board responsibilities.

COMMITTEES OF THE BOARD

The Board has three standing Committees: Audit, Human Capital and Compensation, and Nominating and Corporate Governance. Each Committee consists exclusively of independent directors, including, with respect to members of the Audit Committee and Human Capital and Compensation Committee, the heightened independence standards under Nasdaq and SEC rules applicable to such committee service. The Chair of each Committee reports to the Board on the topics discussed and actions taken by the Committee at each Board meeting. Each Committee has a charter that sets forth the Committee's roles and responsibilities and is reviewed annually by the Committee, with any proposed changes required to be approved by the Board. Each Committee has the authority to retain and terminate independent counsel or other advisors without approval from, or consultation with, management and approve fees and other terms of the engagement.

The Board designates Committee members and Chairs based on the Governance Committee's recommendations. The Governance Committee and the Board believe that the size of the Board allows for effective Committee organization and facilitates efficient meetings and decision making.

AUDIT COMMITTEE



JOHN C. POPE
Chair



HUMBERTO P. ALFONSO



JOHN T. CAHILL



LORI DICKERSON FOUCHÉ



DEBBY SOO

KEY RESPONSIBILITIES

- Oversees our financial matters and strategy, the integrity of our financial statements, our accounting and financial reporting processes, our systems of internal control over financial reporting, and the safeguarding of our assets
- Oversees our compliance with applicable legal and regulatory requirements, including our ethics and compliance programs, codes of conduct, and actual or alleged violations of the codes of conduct
- Oversees our enterprise risk management program, including risk assessment and risk management guidelines, policies, and processes by which we manage risk, such as those related to major financial risk exposures, information technology, and cybersecurity
- Oversees our independent auditors' qualifications, independence, and performance, the performance of our internal audit function, our audit procedures, and our audit plan

RECENT COMMITTEE FOCUS AREAS

In 2024, the Committee's oversight focused on, among other things:

- Key financial reporting and disclosure matters
- Internal audits
- Tax and litigation matters
- Ethical and legal compliance
- Enterprise risk management
- Information Technology, Operations Technology, and Cybersecurity

QUALIFICATIONS

- All members meet the "financial sophistication" standards of the Nasdaq rules.
- The Board has determined that Mr. Pope, Mr. Alfonso, and Mr. Cahill each qualify as an "audit committee financial expert" within the meaning of SEC rules.
- No Audit Committee member received any payments from us in 2024 other than compensation for service as a director.

ETHICS AND COMPLIANCE HELPLINE

The Audit Committee has established procedures for the receipt, retention, and treatment, on a confidential basis, of any complaints we receive. We encourage employees and third-party individuals and organizations to report concerns about our accounting controls, auditing, ethics, or compliance matters, or anything else that appears to involve financial or other wrongdoing. To report online or find a local phone number to report by phone, including anonymously, visit **www.KraftHeinzEthics.com**.

100%
INDEPENDENT

9
MEETINGS IN 2024

$ HUMAN CAPITAL AND COMPENSATION COMMITTEE



TIMOTHY KENESEY
Chair



DIANE GHERSON



ELIO LEONI SCETI



JAMES PARK



JOHN C. POPE

KEY RESPONSIBILITIES

- Oversees our strategies and policies related to key human resources policies and practices, including belonging, workplace environment and culture, engagement, pay equity, and talent development and retention
- Approves peer group used to benchmark executive pay levels and plan design practices
- Establishes, reviews, and administers our compensation and benefits policies, including incentive-compensation and equity-based plans
- Oversees our executive compensation programs and succession planning
- Reviews our compensation policies and practices for employees as they relate to risk management and mitigation
- Evaluates and approves our CEO's goals and objectives, performance, and elements and amounts of compensation, and reviews and approves the compensation of our other executive officers and Section 16 reporting officers
- Approves equity and other long-term incentive awards granted under our plans
- Assesses the compensation of non-employee directors
- Reviews and considers stockholder viewpoints on compensation, including our say-on-pay voting results

RECENT COMMITTEE FOCUS AREAS

In 2024, the Committee's oversight focused on, among other things:

- Compensation program strategy and design, including:
  - pay-for-performance components to reinforce a pay-for-performance culture
  - plan modifications to improve overall alignment with the business strategy and market practice
- CEO succession
- Human capital plans to deliver talent required for our long-term plan, including:
  - organization human capital plans
  - recruitment, retention, and engagement strategies

DELEGATION

Under its charter, the Committee may delegate any of its responsibilities to the Chair, another Compensation Committee member, or a subcommittee of Compensation Committee members, unless prohibited by law, regulation, or Nasdaq rule.

INTERLOCKS

The Board has determined that all of the directors who served on the Compensation Committee during our 2024 fiscal year were independent within the meaning of Nasdaq rules. During our 2024 fiscal year, no member of the Compensation Committee had a relationship that must be described under SEC rules relating to disclosure of related person transactions. During our 2024 fiscal year, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee.

100%
INDEPENDENT

4
MEETINGS IN 2024

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE



JOHN T. CAHILL
Chair



LORI DICKERSON FOUCHÉ



ALICIA KNAPP



JOHN C. POPE

KEY RESPONSIBILITIES

- Considers and makes recommendations to the Board regarding candidates for director, incumbent directors' performance, director independence, and the structure and composition of the Board and its Committees, as well as director succession planning
- Oversees policies and procedures related to related person transactions, including reviewing transactions and making recommendations to the Board
- Develops and oversees an annual self-evaluation process for the Board and its Committees
- Advises the Board on corporate governance matters, including developing and reviewing the Corporate Governance Guidelines
- Oversees our stockholder engagement program and considers stockholder viewpoints on corporate governance

RECENT COMMITTEE FOCUS AREAS

In 2024, the Committee's oversight focused on, among other things:

- Director succession planning and recommendations to the Board regarding candidates for director
- Board composition and disclosure
- Board, committee, and individual director performance
- Investor outreach and feedback

100%
INDEPENDENT

4
MEETINGS IN 2024

DIRECTOR ENGAGEMENT

MEETING ATTENDANCE

22
BOARD AND COMMITTEE MEETINGS IN 2024

100%
AVERAGE ATTENDANCE OF DIRECTORS AT BOARD AND COMMITTEE MEETINGS IN 2024

BOARD AND COMMITTEE MEETING ATTENDANCE

We expect directors to attend all Board meetings and meetings of the Committees on which they serve. During 2024 each incumbent director attended 100% of the Board and the Committees on which, and during the period that, they served.

EXECUTIVE SESSIONS

The Board believes that a key element of effective independent oversight is regular meetings of the independent directors in executive session without management present. In 2024, independent directors met in executive session at all Board meetings. These sessions are chaired by the Lead Director, who reports key actions to be taken to the Chair, CEO, and Corporate Secretary.

ANNUAL MEETING ATTENDANCE

Directors are encouraged, but are not required, to attend our Annual Meeting of Stockholders. All of our current directors nominated for election at such meeting attended our 2024 Annual Meeting of Stockholders.

DIRECTOR TIME COMMITMENTS POLICY

The Board believes that service on the boards of other public companies provides directors with knowledge and experience in governance and leadership that is valuable to Kraft Heinz. The Board also recognizes that public board service requires significant time and effort and that it is critical to the success of the Company that directors have the ability to dedicate sufficient time and attention to their Kraft Heinz Board responsibilities. The Board's policy, which is included in our Corporate Governance Guidelines:

- Limits directors' service on the boards of other public companies to three or, for directors who are chief executive officers of public companies, one (each in addition to Kraft Heinz)
- Requires that the Board determine whether simultaneous service on more than two other public company audit committees (in addition to Kraft Heinz) impairs a director's ability to serve effectively on our Audit Committee
- Establishes an expectation that directors consult with the Chair, the Lead Director, and the Chair of the Governance Committee before accepting an offer to serve on another public company board or as a member of the audit committee of another public company
- Requires the Governance Committee to take into account the nature and extent of a director's other commitments when determining whether it is appropriate to nominate that director for re-election
- Requires directors' service on the boards and committees of other organizations to be consistent with our conflict of interest policies

DIRECTOR
maximum of **3** other public company boards

PUBLIC COMPANY CEO
Maximum of **1** other public company board

AUDIT COMMITTEE
Maximum of **2** other public company audit committees

Mr. Cahill currently serves on the audit committee of three other public companies and the Board has determined that such simultaneous service does not impair his ability to effectively serve on the Company's Audit Committee. In making this determination, the Board considered Mr. Cahill's exceptional Committee and Board attendance record, his valued contributions to the Audit Committee, and his professional background and significant financial experience as the former CEO of Kraft Foods Group, Inc. and CFO of The Pepsi Bottling Group, Inc. As of March 10, 2025, all directors and director nominees are in compliance with the policy. The Governance Committee reviews our director time commitments policy as part of its annual review of our Corporate Governance Guidelines. We also review the policies of our institutional investors on an ongoing basis and discuss such policies during our investor engagement calls.

DIRECTOR ORIENTATION AND EDUCATION

We engage each new director in an orientation program to familiarize them with our business, strategy, and policies and provide an opportunity to directly engage with senior leaders throughout the business. Orientation is conducted as soon as reasonably practicable after the meeting at which the director is first elected. It includes presentations on our business and strategic plans, financial position and practices, significant issues and risks, governance and corporate responsibility practices, executive compensation, Company culture, and key environmental and sustainability efforts, as well as a site visit to one of our manufacturing and processing facilities.

Throughout the year, management and outside experts regularly provide presentations to the Board and Committees on Kraft Heinz's strategic and business plans, financial performance, legal and regulatory matters, compliance programs, recent developments and current events that relate to our strategy and business, and other topics of interest to directors, including artificial intelligence. Directors are welcome to attend meetings of Committees of which they are not a member. Directors also have unrestricted access to management and are encouraged to meet with management to enhance their understanding of our strategy and business. Periodically, the Board also visits Kraft Heinz's facilities to deepen their understanding of our business.

ANNUAL BOARD AND COMMITTEE EVALUATIONS

The Board believes director evaluations are a critical component of its effectiveness and continuous improvement and an essential practice of good corporate governance. The Board conducts an evaluation of its performance and effectiveness, as well as that of its three standing Committees, on an annual basis. The purpose of the evaluations is to identify ways to enhance the overall effectiveness of the Board and its Committees and to track progress. The Governance Committee is responsible for developing, recommending to the Board, and overseeing the annual self-evaluation process of the Board and each of its Committees.

1 Process Review

The process, including the method of evaluation, is reviewed by the Governance Committee, with recommendations from the Corporate Secretary's team, annually. Updates are made as appropriate and consistent with the current Board structure and responsibilities, Company strategy and processes, and best practices.

2 Evaluation

Directors complete an individual evaluation for the Board and each Committee on which they serve. The evaluations are designed to address significant responsibilities and processes key to Board effectiveness and include open-ended questions and space for candid commentary. Periodically, the Board also engages a consultant to conduct one-on-one discussions to solicit additional feedback.

TOPICS COVERED IN 2024

- Board efficiency and overall effectiveness
- Board and Committee structure and composition
- Satisfaction with the performance of the Board and Committee Chairs
- Board member access to members of senior management
- Quality of discussion
- Quality and clarity of materials presented to directors
- Satisfaction with the frequency and format of meetings and time allocations
- Board dynamics and culture
- Skills and qualifications of individual directors
- Individual director performance and engagement
- Oversight of key strategy and risks

3 SUMMARY OF EVALUATIONS

Evaluation responses and feedback are aggregated, with feedback anonymized and comments included verbatim. Reports summarizing feedback, including responses and highlights of key themes, are produced for the Board and each Committee.

4 REVIEW AND DISCUSSION

The results of the evaluations are shared with the full Board and each Committee for review and discussion. The Governance Committee reviews the results of the evaluations for all Committees and the full Board and considers recommendations for changes and areas of improvement.

5 FEEDBACK INCORPORATED

The Chair of the Governance Committee shares results of the Committee's review and recommendations with the full Board for action.

ACTIONS TAKEN

In response to the self-evaluations, Debby Soo was appointed to the Board. Ms. Soo brings to the Board extensive experience in technology innovation and trends, as well as leadership in global, consumer-focused industries.

BOARD'S OVERSIGHT ROLE

STRATEGY OVERSIGHT

The Board takes an active role in oversight of management's creation and execution of our long-term strategy and our capital allocation plan for long-term value creation. The full Board oversees our short- and long-term strategic plans, the status of key strategic initiatives, and the principal strategic opportunities and risks that face our business through robust engagement with management, taking into consideration our key priorities, global trends impacting our business, regulatory developments, and emerging innovation. The Board periodically, and at least annually, devotes significant time to in-depth, long-term strategic reviews with our executive and senior business leaders. During these reviews, management provides the Board with its view of key commercial and strategic risks and opportunities faced by our business. The Board brings its collective, independent judgment to provide robust feedback on management's identification of key strategic risks and opportunities and appropriate actions to mitigate risk. At subsequent meetings, the Board continues to review the Company's progress against our long-term strategy and capital allocation plan. In addition, specific areas of strategic risk and opportunity are identified for Board or Committee discussion as specific risks arise or as requested by management or individual directors. The Board's oversight of strategy is also prominent in our merger, acquisition, divestiture, and corporate development activities. Additionally, the Board annually considers and approves our budget and capital allocation plans, which are linked to our long-term strategic plans and priorities. In 2024, the Board received updates on our operating plan and considered our long-term strategic plan as well as capital allocation plan, discussed our strategic ambitions, and evaluated near-term strategic focus areas at multiple meetings.

RISK OVERSIGHT

ENTERPRISE RISK MANAGEMENT

Our Strategic Enterprise Risk Management ("SERM") approach is an ongoing process effected at all levels of our operations and across business units and functions to identify, assess, monitor, manage, and mitigate risk over the short, intermediate, and long term. As part of this process, the Company:

- identifies material risks, including operational, strategic, and financial risks
- assesses and prioritizes risks taking into account various factors such as the potential impact, likelihood of occurrence, and effectiveness of current mitigation strategies
- develops plans to monitor, manage, and mitigate material risks

Our SERM process is designed to facilitate open communication between management and the Board to advance the Board's and Committees' understanding of our risk management process, how it is functioning, the participants in the process, key risks to our business and performance, and the information gathered through the approach. The Board and Committees may also receive reports from external advisors such as outside counsel and industry experts to further understand critical risk areas. These risks inform Board and Committee discussion topics throughout the year.

The Audit Committee oversees the SERM process and is responsible for allocating responsibility for overseeing the review and assessment of key risk exposures to appropriate Committees. The Audit Committee routinely meets privately with representatives from PwC, our independent auditors, as well as our Global Head of Internal Audit, Chief Global Ethics and Compliance Officer, and Global General Counsel and Corporate Affairs Officer. Our Enterprise Risk Committee, which consists of cross-functional members of management, helps identify, evaluate, and implement risk management controls and methodologies to address identified risks and functionally reports directly to the Executive Leadership Team.

ROLE OF THE BOARD AND COMMITTEES

We face various risks to our business, including strategic, financial, legal, regulatory, operational, accounting, and reputational risks. Identifying, managing, and mitigating our exposure to these risks and effectively overseeing the risk-management process are critical to our operational decision-making and annual planning processes.

While management has primary responsibility for managing risk, the Board is responsible for risk oversight with specific areas delegated to appropriate Committees that report on their deliberations to the Board.



FULL BOARD

- Has ultimate responsibility for risk oversight, including related to our ESG risks
- Has delegated primary responsibility for overseeing risk assessment and management to the Audit Committee and receives regular updates from the Audit Committee
- Reviews (full Board or via Committees) risks related to our business and operations throughout the year
- Directors regularly discuss the risk management process directly with members of management






AUDIT COMMITTEE

- Reviews guidelines and policies governing the process by which management manages risk, including related to major financial risk exposure, information technology, operations technology, and cybersecurity
- Reviews risk assessment and risk management guidelines, policies, and processes used in our SERM approach
- Reviews the SERM approach and the results of the annual SERM assessment
- Allocates responsibility for overseeing the review and assessment of key risk exposures to appropriate Committees and management's response to those exposures

$ COMPENSATION COMMITTEE

- Oversees evaluation of our compensation structure's impact on risk taking and risk mitigation
- Oversees human resources strategy and key policies, including potential talent risks to delivering the strategy, and reviewing management's preparedness to address such risks



GOVERNANCE COMMITTEE

- Oversees our governance practices and Board composition, refreshment, and leadership structure
- Reviews related party transactions and our Corporate Governance Guidelines

Each Committee reports key risk discussions to the Board following its meetings.






MANAGEMENT

- Responsible for the day-to-day management and mitigation of risk
- Regularly provides reports to the Board, the Audit Committee, and any other appropriate Committee regarding key risks and the actions management has taken to monitor, control, and mitigate risks
- Discusses and provides updates on management's reports at Board and Committee meetings

For more information about the risks facing the Company, see the factors described in *Item 1A, Risk Factors* in our Annual Report on Form 10-K for the year ended December 28, 2024 (the "2024 Annual Report") and those set forth in our future filings with the SEC. The risks described in the 2024 Annual Report and subsequent filings with the SEC are not the only risks facing us. Additional risks and uncertainties not currently known or that may currently be deemed to be immaterial based on the information known to us may also materially adversely affect our business, financial condition, or results of operations.

COMPENSATION OVERSIGHT

The Compensation Committee, in reliance on analysis provided by an outside consultant engaged by the Company, annually evaluates the risk profile of our executive and broad-based employee compensation programs. In its evaluation for our 2024 fiscal year, the Compensation Committee reviewed our executive compensation structure to determine whether our compensation policies and practices encourage our executive officers or employees to take unnecessary or excessive risks and whether these policies and practices properly mitigate risk. Based on management's assessment of our current programs, including analysis provided by an outside consultant, the Compensation Committee concluded that our 2024 executive compensation plans were designed in a manner to:

- achieve a balance of short- and long-term performance aligned with key stakeholder interests
- discourage executives from taking unnecessary or excessive risks that would threaten the reputation and sustainability of Kraft Heinz
- encourage appropriate assumption of risk to the extent necessary for competitive advantage purposes

CYBERSECURITY OVERSIGHT

The Audit Committee is responsible for oversight of the Company's information technology and cybersecurity risks. To fulfill its oversight responsibilities, the Committee receives updates from our Global Chief Information Officer and Chief Information Security Officer on a regular basis, which cover topics related to information security, privacy, and cyber risks and risk management processes, including the status of significant cybersecurity incidences, the emerging threat landscape, and the status of projects to strengthen the Company's information security posture. We have also adopted a cyber incident response plan, under which the Audit Committee is informed of any cybersecurity incidents with the potential to materially adversely impact the Company or our information systems. The Audit Committee regularly reports to the Board on information technology, cybersecurity, and privacy matters. For more information regarding our cybersecurity risk management efforts, see *Item 1C, Cybersecurity* in our 2024 Annual Report.

HUMAN CAPITAL OVERSIGHT

The Board is actively engaged in overseeing development and succession of the Company's senior management and the Company's key human resources strategies. The Compensation Committee oversees the Company's compensation and benefits plans, policies, and programs, long-term incentive programs, and succession plans for the CEO and other senior executive positions as well as strategies, policies, and outcomes related to belonging, workplace environment and culture, pay equity, and talent development and retention. To fulfill its oversight responsibilities, the Committee receives updates from our Global Chief People Officer at least once a year, which cover topics related to engagement and attrition, culture, leadership development, and performance management. The Compensation Committee regularly reports to the Board on human capital management, culture, employee engagement, and performance matters.

ESG OVERSIGHT

Our ESG governance starts with oversight of our ESG strategy, risks, goals, policies, practices, and disclosures by the Board, as set forth in our Corporate Governance Guidelines. We believe the full Board's responsibility for consideration and oversight of critical ESG issues enhances our sustainability efforts, which are an integral component of our enterprise strategy. To fulfill its oversight responsibilities, the Board receives regular updates on priority ESG issues from our Chief Procurement and Sustainability Officer, as well as other team leaders throughout the business, which cover topics related to policy and program development, actions taken to protect the Company from the negative impacts of climate change on our operations and value chain, and progress toward achieving our ESG goals.

ESG GOVERNANCE

We pursue our ESG goals through a cross-functional approach across the Company and throughout our value chain, centered on continuous improvement. Our ESG governance structure is designed to enable us to live our Dream and Values and embed ESG throughout the Company.


BOARD OF DIRECTORS
Oversees our ESG strategy, risks, goals, policies, practices, and disclosures and engages regularly with management regarding our ESG efforts, including reviewing significant policies, processes, and commitments at least annually.
CHIEF EXECUTIVE OFFICER
Collaborates with members of the Executive Leadership Team on oversight and executional leadership on ESG strategies.
CHIEF PROCUREMENT AND SUSTAINABILITY OFFICER
Oversees global ESG strategy, reports to the CEO, collaborates with the ESG Team to establish and lead plan implementation, and has an annual performance goal that tracks our ESG performance.
ESG STEERING COMMITTEE
Collaborates with members of the Executive Leadership Team on oversight and executional leadership and has an annual performance goal that tracks our ESG performance.
ESG STEERING COMMITTEE SUBCOMMITTEES & AGILE PODS
Provides high-touch engagement, tracks emergent issues, and drives collaboration, transparency, and continuous improvements towards ESG initiatives.
ESG TEAM
Directs the design, development, execution, and continuous improvement of our global ESG strategy, goals, and initiatives; engages with key stakeholders; and leads the ESG Steering Committee.

OTHER GOVERNANCE POLICIES AND PRACTICES

GOVERNANCE DOCUMENTS

CORPORATE GOVERNANCE GUIDELINES

The Board is committed to corporate governance practices that promote and protect the long-term interest of our stockholders. Our Corporate Governance Guidelines provide a robust framework for the Board in performing its fiduciary duties and promoting trust in the Company. Our Corporate Governance Guidelines define our governance philosophy, practices, and policies across key areas, including the Board's role, responsibilities, composition, membership criteria, and structure, as well CEO and Board performance evaluations. The Governance Committee periodically reviews these guidelines and recommends any changes to the Board for consideration.

CODES OF CONDUCT

We have a Code of Business Conduct and Ethics for Non-Employee Directors applicable to our non-employee directors and a Code of Conduct applicable to our employees (including our NEOs) and contingent and contract workers (together, the "Codes of Conduct"). The Codes of Conduct reflect our values and are designed to deter wrongdoing and to promote honest and ethical conduct, compliance with applicable laws, rules, and regulations, confidentiality of our proprietary information, and accountability. Our directors, employees, contingent and contract workers, partners, suppliers, and customers, as well as consumers can ask questions about our Codes of Conduct and other ethics and compliance issues, or report potential violations, through our Ethics Helpline, online or by phone, which is operated by an independent and multilingual third-party reporting specialist.

In the event we amend or waive any of the provisions of the Codes of Conduct applicable to our directors, principal executive officer, principal financial officer, principal accounting officer, or controller, we also intend to disclose such actions, as required, on our website.

RELATED PERSON TRANSACTIONS POLICY

The Board has adopted a written policy regarding the review and, where appropriate, approval and ratification of any transaction in which Kraft Heinz is a participant, the amount involved exceeds $120,000, and any related person had, has, or will have a direct or indirect material interest. In general, related persons include our directors, executive officers, and holders of 5% or more of our common stock and their immediate family members.

The Governance Committee, in the course of its review and approval or ratification of a related person transaction under this policy, considers, among other things:

- the commercial reasonableness of the transaction
- the materiality of the related person's direct or indirect interest in the transaction
- whether the transaction may involve an actual conflict of interest or the appearance of a conflict of interest
- the impact of the transaction on the related person's independence (as defined in our Corporate Governance Guidelines and under Nasdaq rules)
- whether the transaction would violate any provision of our Codes of Conduct

The Governance Committee approves or ratifies only those related person transactions that are fair and reasonable to Kraft Heinz and in our and our stockholders' best interests, with any member of the Governance Committee who is a related person with respect to a transaction under review recusing themself from the deliberations or decisions regarding the transaction. The Chair of the Governance Committee (or the Chair of the Audit Committee if the Chair of the Governance Committee is a related person with respect to the transaction under review) will review and approve or ratify potential related person transactions when it is not practicable or desirable to delay review of a transaction until a Governance Committee meeting and will report to the Governance Committee any transaction so approved or ratified.

CORPORATE GOVERNANCE MATERIALS AVAILABLE ON OUR WEBSITE

Our Corporate Governance Guidelines, Committee charters, and Codes of Conduct can be found on our website by visiting **ir.kraftheinzcompany.com** and clicking on the "Corporate Governance" tab. The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the SEC. In addition, we will promptly deliver free of charge, upon request, a copy of our Corporate Governance Guidelines, Committee charters, or Codes of Conduct to any stockholder requesting a copy.

REGISTRATION RIGHTS AGREEMENT

Pursuant to a registration rights agreement (the "Registration Rights Agreement") entered into in connection with the merger of Kraft Foods Group, Inc. with and into a wholly owned subsidiary of H.J. Heinz Holding Corporation in July 2015 (the "Kraft Heinz Merger"), we have granted Berkshire Hathaway registration rights with respect to the shares of Kraft Heinz common stock held by Berkshire Hathaway as of the date of the closing of the Kraft Heinz Merger. The registrable shares represent shares of Kraft Heinz common stock acquired from Heinz in connection with the Kraft Heinz Merger and/or immediately prior to the Kraft Heinz Merger pursuant to a warrant. Registration rights do not apply to shares of Kraft Heinz common stock subsequently acquired by Berkshire Hathaway or any other party to the Registration Rights Agreement. These rights include demand registration rights, shelf registration rights, and "piggyback" registration rights, as well as customary indemnification. The rights are subject to certain holdback and suspension periods. We generally will bear all fees, costs, and expenses related to registrations, other than underwriting discounts and commissions attributable to the sale of shares of Kraft Heinz common stock by Berkshire Hathaway, as applicable.

INSIDER TRADING POLICY, INCLUDING ANTI-HEDGING AND ANTI-PLEDGING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other disposition of Kraft Heinz securities by our directors, executive officers, and employees and other covered persons, as well as the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations and the Nasdaq listing standards. Our Insider Trading Policy limits the timing and types of transactions in Kraft Heinz securities by employees (including executive officers) and directors. Among other restrictions, the policy prohibits holding Kraft Heinz securities in a margin account or pledging Kraft Heinz securities as collateral for a loan, as well as short-selling Kraft Heinz securities, transacting in puts, calls, or other derivatives on Kraft Heinz securities, or hedging transactions on Kraft Heinz securities. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to our 2024 Annual Report.

COMMUNICATIONS WITH THE BOARD

Information for stockholders and other parties interested in communicating with our Chair, Lead Director, full Board, or our independent directors, individually or as a group, is included in our Corporate Governance Guidelines, which are available on our website at **ir.kraftheinzcompany.com** under the "Corporate Governance" tab. Our Corporate Secretary forwards communications relating to matters within the Board's purview to the independent directors; communications relating to matters within a Committee's area of responsibility to the Chair of the appropriate Committee; and communications relating to ordinary business matters, such as suggestions, inquiries, and consumer complaints, to the appropriate Kraft Heinz executive or employee. Our Corporate Secretary does not forward solicitations, junk mail, or obviously frivolous or inappropriate communications.


Director

COMPENSATION

DIRECTOR COMPENSATION PROGRAM

Our director compensation program includes a combination of cash compensation and an annual grant of deferred stock. The Compensation Committee reviews our director compensation program regularly and recommends changes, if any, to the Board for its approval. For our 2024 fiscal year, our non-employee directors received:

2024 DIRECTOR COMPENSATION

2024 Annual Compensation


Cash Retainer
$100,000
Stock Award
$185,000

2024 Additional Retainers

Chair of the Board	$60,000	CASH*
	$120,000	STOCK
Lead Director	$30,000	CASH
Committee Chairs:		
Audit	$25,000	CASH
Compensation	$20,000	CASH
Governance	$20,000	CASH

If a director serves as Chair of multiple Committees, the director will only receive one additional cash retainer.

Directors do not receive meeting fees.

* *The Chair may elect to receive this cash retainer as equity.*

Cash retainers are paid on a quarterly basis. In lieu of the annual cash retainer, pursuant to the Amended and Restated Deferred Compensation Plan for Non-Management Directors, directors may elect to receive shares of deferred stock annually payable in arrears.

Deferred stock awards are granted effective immediately following each annual meeting of stockholders. Shares of deferred stock are eligible to receive dividends that are accrued at the dividend payment date in the form of dividend equivalent units ("DEUs"). When dividends are paid on our common stock, we accrue the value of the dividend and issue a number of DEUs equal to the accrued dividend value. DEUs are subject to the same terms as the original grant of the underlying deferred stock. All deferred stock awards and DEUs accrued are distributed to a director in the form of shares of common stock six months following the date they cease to serve on the Board.

Mr. Abrams-Rivera, who is our CEO, did not receive payment for his service as a director in 2024.

DIRECTOR STOCK OWNERSHIP GUIDELINES

To strengthen alignment of directors' interests with those of our stockholders, effective beginning in fiscal year 2024, our stock ownership guidelines require directors that receive compensation for service as directors to hold shares of our common stock in an amount equal to a specified multiple of their annual cash retainer, as follows. All of our current directors are in compliance with the ownership guidelines.



POSITION

Non-employee directors



STOCK OWNERSHIP REQUIREMENT

6x ANNUAL CASH RETAINER



COMPLIANCE PERIOD

5 years from joining the Board

RSUs, shares of deferred stock, DEUs accrued on RSUs and shares of deferred stock, stock equivalents in savings plans or deferred compensation plans, and shares held in a trust for the benefit of immediate family members count toward satisfying this ownership requirement. Unexercised stock options do not count toward satisfying this ownership requirement.

As our CEO, Mr. Abrams-Rivera is subject to stock ownership guidelines applicable for our officers. Our CEO requirement is six times annual base salary. Mr. Abrams-Rivera is in compliance with the ownership guidelines. For additional information, see *Executive Compensation—Compensation Discussion and Analysis—Other Compensation Policies and Practices—Officer Stock Ownership Guidelines*.

For more details on the stock ownership of our directors and officers, see *Beneficial Ownership of Stock—Directors and Officers*.

2024 DIRECTOR COMPENSATION TABLE

The table below summarizes the compensation and stock awards paid or granted to our non-employee directors. Mr. Abrams-Rivera, who was our CEO during our 2024 fiscal year, did not receive payment for his service as a director in 2024.

Name	Fees Earned or Paid in Cash[(1)] ($)	Stock Awards[(2)] ($)	All Other Compensation ($)	Total ($)
Gregory E. Abel[(3)]	116,035	—	—	116,035
Humberto P. Alfonso	97,235	185,032	—	282,267
John T. Cahill	120,000	185,032	—	305,032
Lori Dickerson Fouché	100,000	185,032	—	285,032
Diane Gherson	100,000	185,032	—	285,032
Timothy Kenesey	127,529	185,032	—	312,561
Alicia Knapp	100,000	185,032	—	285,032
Elio Leoni Sceti	107,516	185,032	—	292,548
Susan Mulder[(3)]	33,516	—	—	33,516
James Park	100,000	185,032	—	285,032
Miguel Patricio	160,000	305,033	—	465,033
John C. Pope	155,000	185,032	—	340,032
Debby Soo	18,478	—	—	18,478

(1) Includes the value of retainers earned or paid in cash for 2024, including the value of cash retainers for 2023 deferred to equity pursuant to the Kraft Heinz Deferred Compensation Plan for Non-Management Directors.

(2) The amounts shown in this column represent the full grant date fair value of the deferred stock awards granted in 2024, excluding any retainer fees deferred in exchange for shares, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 718 based on the closing price of Kraft Heinz common stock on the grant date ($36.72 on May 2, 2024). The following table summarizes the stock options held by non-employee directors as of December 28, 2024:

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
John T. Cahill	8/16/2019	500,000	—	25.41	8/16/2029
	2/26/2015	176,423[(a)]	—	52.70	2/26/2025

(a) Granted as an employee award during his prior employment with Kraft Foods Group, Inc., one of our predecessor companies.

(3) Mr. Abel and Ms. Mulder stepped down from the Board effective May 2, 2024.


Beneficial Ownership
OF STOCK

DIRECTORS AND OFFICERS

The following table shows the number of shares of our common stock beneficially owned as of March 10, 2025 by each current director, director nominee, and NEO, as well as by all of our current directors and executive officers as a group. There were 1,193,398,368 shares of our common stock issued and outstanding as of March 10, 2025. Unless otherwise indicated, each of the named individuals has, to Kraft Heinz's knowledge, sole voting and investment power with respect to the shares.

Name of Beneficial Owner	Shares Owned	Shares Acquirable within 60 Days[(1)]	Deferred Stock[(2)]	Total	Percentage of Common Stock
Current Directors					
Carlos Abrams-Rivera	434,844	92,747	—	527,591	*
Humberto P. Alfonso	—	—	11,293	11,293	*
John T. Cahill	152,178[(3)]	500,000	45,397	697,575	*
Lori Dickerson Fouché	—	—	17,134	17,134	*
Diane Gherson	—	—	8,547	8,547	*
Timothy Kenesey	—	—	35,819	35,819	*
Alicia Knapp	—	—	11,824	11,824	*
Elio Leoni Sceti	90,000[(4)]	—	32,168	122,168	*
Miguel Patricio	1,383,795[(5)]	—	8,616	1,392,411	*
James Park	596	—	11,824	12,240	*
John C. Pope	10,098	—	50,185	60,283	*
Debby Soo	—	—	—	—	*
Named Executive Officers (NEOs)					
Carlos Abrams-Rivera			*see above*		
Andre Maciel	224,278	90,758	—	315,036	*
Marcos Eloi Lima	138,442	43,768	—	182,210	*
Pedro Navio	93,107	119,874	—	212,981	*
Cory Onell	58,423	3,503	—	61,926	*
Rashida La Lande	—	—	—	—	*
Current directors and executive officers[(6)] as of March 10, 2025 as a group (20 persons)	2,996,543	922,735	232,807	4,152,085	*

* Less than 1%.

(1) Includes shares issuable upon settlement of RSUs, including related DEUs accrued, that will vest within 60 days of March 10, 2025 and pursuant to stock options exercisable within 60 days of March 10, 2025.

(2) Includes related DEUs accrued. For a description of our deferred stock, see *Director Compensation—Director Compensation Program*.

(3) Includes 37,735 shares held indirectly in an irrevocable trust for the benefit of Mr. Cahill's children, of which Mr. Cahill's spouse serves as a trustee.

(4) Includes 90,000 shares owned directly by Elma Investments Ltd., which is wholly owned by Elma Trust. Mr. Leoni Sceti is a beneficiary of Elma Trust.

(5) Includes 811,817 shares held indirectly in a revocable trust, of which Mr. Patricio and his spouse are co-trustees and Mr. Patricio, his spouse, and his children are beneficiaries and 558,488 shares held in a grantor retained trust.

(6) Pursuant to Item 403 of Regulation S-K, excludes Ms. La Lande, who ceased to be an executive officer effective August 2, 2024, but who was an NEO for fiscal year 2024.

PRINCIPAL STOCKHOLDERS

The following table displays information about persons we know were the beneficial owners of more than 5% of our issued and outstanding common stock as of March 10, 2025.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock[(1)]
Berkshire Hathaway[(2)] 3555 Farnam Street Omaha, Nebraska 68131	325,442,152	27.3%
BlackRock[(3)] 50 Hudson Yards New York, New York 10001	90,645,567	7.6%
The Vanguard Group[(4)] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	90,498,374	7.6%

(1) Calculated based on 1,193,398,368 shares of our issued and outstanding common stock as of March 10, 2025.

(2) Based on the Schedule 13G/A filed on February 14, 2024 by Berkshire Hathaway, reporting beneficial ownership by Warren E. Buffett, Berkshire Hathaway, and Benjamin Moore & Co. Retirement Income Plan. Benjamin Moore & Co. is a subsidiary of Berkshire Hathaway, and Mr. Buffett may be deemed to control Berkshire Hathaway. Berkshire Hathaway and Mr. Buffett share dispositive power over 325,442,152 shares. Benjamin Moore & Co. Retirement Income Plan shares voting and dispositive power over 192,666 shares.

(3) Based on the Schedule 13G filed on January 26, 2024 by BlackRock, Inc. (“BlackRock”). BlackRock reports sole voting power with respect to 83,527,544 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 90,645,567 shares, and shared dispositive power with respect to 0 shares.

(4) Based on the Schedule 13G/A filed on January 30, 2025, by The Vanguard Group, Inc. (the “Vanguard Group”). The Vanguard Group reports sole voting power with respect to 0 shares, shared voting power with respect to 1,113,642 shares, sole dispositive power with respect to 86,282,608 shares, and shared dispositive power with respect to 4,215,766 shares.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”) requires our executive officers and directors, and persons who beneficially own more than 10% of our common stock (collectively, the “Reporting Persons”), to file reports of ownership and changes in ownership with the SEC. Based solely upon a review of Forms 3, 4, and 5 and amendments thereto filed electronically with the SEC by the Reporting Persons with respect to the fiscal year ended December 28, 2024, we believe that all filing requirements were complied with in a timely manner.



Executive COMPENSATION

2024 COMPENSATION HIGHLIGHTS

Our executive compensation program is designed to attract, engage, and incentivize highly skilled and performance-oriented talent, including our NEOs, who are critical to our success. We believe that our compensation program effectively rewards superior financial and operational performance, reflects a continued focus on variable, at-risk compensation paid over the long-term, and aligns the interests of our employees with those of stockholders.

- **MAJORITY OF NEO PAY IS PERFORMANCE- AND EQUITY-BASED.** In 2024, approximately 75% of our NEOs' compensation was performance-based and at-risk and approximately 65% was equity-based (including Matching RSUs granted through the Bonus Investment Plan).
- **EQUITY AWARDS HEAVILY WEIGHTED TO PERFORMANCE.** The weighting of performance-based equity in our annual award mix is 70% PSUs and 30% RSUs, with vesting periods of 75% on the third anniversary and 25% on the fourth anniversary.
- **PROGRAM GROUNDED IN BEST PRACTICES.** Our compensation program features strong stock ownership guidelines for executives and directors, long-standing clawback terms, and no tax gross ups, enhanced benefit plans for executives, excessive risk taking, hedging, or pledging.
- **ANNUAL CASH INCENTIVES REFLECT ACHIEVEMENT ON RIGOROUS PERFORMANCE TARGETS.** In 2024, annual cash incentive payouts under our Performance Bonus Plan were based on achievement of ambitious financial performance goals, market share, or risk management excellence, and individual achievement of strategic, ESG, and employee engagement targets. Payouts to our NEOs were 26% to 43% of targeted amounts.
- **PSUs INCLUDE COMPANY-SPECIFIC MEASURES AND TSR, WITH CAP.** For 2024, PSUs included performance metrics of three-year Organic Net Sales compound annual growth rate (CAGR) (30%), three-year cumulative Free Cash Flow (30%), and three-year average annual TSR (40%), aligned with our long-term growth targets, with TSR achievement capped at target in the event of a negative TSR result at the end of the performance period.
- **ENHANCED STOCK OWNERSHIP GUIDELINES IN 2024.** Increased requirements for our CEO to 6x base salary.



ADVISORY VOTE TO APPROVE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Approve, on an advisory (non-binding) basis, the compensation of our Named Executive Officers ("NEOs"), as described in the **Compensation Discussion and Analysis** and **Executive Compensation Tables** in this Proxy Statement.



THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 2.

We are asking stockholders to **vote to approve**, on an advisory basis, the compensation of our NEOs as reported in this Proxy Statement. Your vote is not intended to address any specific item of compensation, but rather our overall approach to the compensation of our NEOs.

Before voting, we recommend that you read the information regarding our compensation program, policies, and decisions for our NEOs discussed in the *Compensation Discussion and Analysis* and *Executive Compensation Tables* that follow.

The Board and Compensation Committee believe that our pay-for-performance compensation philosophy has resulted in compensation for our NEOs that closely aligns to our financial results and the other performance factors described in the *Compensation Discussion and Analysis*. **In 2024, stockholders showed strong support of our executive compensation program, with approximately 96% of votes cast in favor of our say-on-pay proposal at our 2024 Annual Meeting.** As such, the Compensation Committee did not make any changes to the executive compensation program for 2024 as a result of the say-on-pay vote.

In accordance with Section 14A of the Exchange Act and as a matter of good corporate governance, we are asking stockholders to approve the following advisory resolution at our 2025 Annual Meeting:

> **RESOLVED, that the stockholders of The Kraft Heinz Company approve, on an advisory basis, the compensation paid to Kraft Heinz's named executive officers, as disclosed in the Company's Proxy Statement for the 2025 Annual Meeting of Stockholders, pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the Executive Compensation Tables, and related narrative disclosure.**

This vote on NEO compensation is advisory and therefore will not be binding on Kraft Heinz, our Compensation Committee, or our Board. However, our Board and Compensation Committee value our stockholders' opinions and will evaluate the results of this vote.

We currently conduct this non-binding vote to approve executive compensation annually, and, unless the Board modifies its policy on the frequency of holding the non-binding vote to approve executive compensation, the next non-binding vote to approve executive compensation will take place at the 2026 Annual Meeting of Stockholders.

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION DISCUSSION AND ANALYSIS CONTENTS

OUR NEOS

Our executive compensation program is designed to complement our strategy and values, attract and engage qualified, world-class talent to lead our business, create sustainable growth, and drive long-term value for our stockholders. This Compensation Discussion and Analysis outlines our compensation philosophy and program and focuses on our NEOs for our 2024 fiscal year.

For our 2024 fiscal year, our NEOs were:



CARLOS ABRAMS-RIVERA

Chief Executive Officer and Member of the Board



ANDRE MACIEL

Executive Vice President and Global Chief Financial Officer



MARCOS ELOI LIMA

Executive Vice President and Chief Procurement and Sustainability Officer



PEDRO NAVIO

Executive Vice President and President, North America



CORY ONELL

Executive Vice President and Chief Omnichannel Sales and Asian Emerging Markets Officer



RASHIDA LA LANDE

Former Executive Vice President and Chief Legal and Corporate Affairs Officer*

* Ms. La Lande stepped down as Executive Vice President and Chief Legal and Corporate Affairs Officer effective August 2, 2024.

COMPENSATION STRUCTURE AND GOALS

COMPENSATION GOVERNANCE BEST PRACTICES

WHAT WE DO	WHAT WE DO NOT DO
Proactive year-round **engagement with stockholders** on executive compensation	**No excessive risk** taking that would threaten the reputation or sustainability of Kraft Heinz
Strong **alignment between pay and performance**	**No excise tax gross ups**
Base pay **increases on merit and market alignment**	**No guaranteed** salary increases or bonuses
Rigorous **stock ownership requirements** to align executives' interests with stockholders	**No single-trigger** change in control provisions
Maintain a robust **clawback policy**	**No hedging** transactions, short-selling, or transacting in puts, calls, or other derivatives on Kraft Heinz securities
Use **double-trigger change in control** provisions	**No pledging** or holding Kraft Heinz securities in a margin account as collateral for a loan
Compensation Committee engages an **independent compensation consultant,** who performs no other work for the Company, to advise on executive compensation matters	**No non-qualified deferred compensation** programs for executives
Retain independent consultant to perform **risk assessment** of executive and broad-based annual compensation programs	**No enhanced benefit programs** for executives

TOTAL REWARDS PHILOSOPHY AND OBJECTIVES

Our Total Rewards philosophy is designed to provide a meaningful and flexible spectrum of programs that support our workforce and their families, and complement Kraft Heinz' strategy and values. We aim to grow the best people through meritocracy and pay for performance. Our rewards strategy includes compensation elements of base pay and incentives, healthcare, savings and insurance plans, wellbeing plans, employee recognition programs, and other voluntary elected benefits. We believe in ownership and meritocracy, recognizing and rewarding our people on their achievements and impact as they grow their careers with us, and that Kraft Heinz is a great place for those who dare to win in a challenging, ambitious, and engaging environment. We aim for global consistency while respecting local market practices and employee preferences. The plans are designed to be market competitive and data-driven to promote our high-performance and results-oriented growth culture and realize our Purpose to Make Life Delicious for employees and their families.

Our core principles are:


PAY FOR PERFORMANCE

- ✓ Approximately three-quarters of our executive compensation is at-risk and performance-driven with metrics aligned to our long-term growth strategy and reflecting our strong pay-for-performance philosophy. Kraft Heinz performance is evaluated by:
  - (1) Our performance, including results against short- and long-term growth targets, as approved by the Compensation Committee
  - (2) Total return to our stockholders relative to our peers


CEO 2024*
13%
RSUs
9%
Base Salary
32%
PSUs
27%
Performance Bonus Plan at Target
CEO
78%
Performance-Based and/or at Risk
19%
Matching RSUs
Other NEOs 2024
15%
RSUs
13%
Base Salary
Other NEOs
21%
Performance Bonus Plan at Target
36%
PSUs
72%
Performance-Based and/or at Risk
15%
Matching RSUs

Charts illustrate mix of performance-driven, at-risk compensation as a percent of target total direct compensation. We consider the Bonus Investment Plan Matching RSUs performance-driven because the match amount is determined based on achievement under the Performance Bonus Plan and at-risk because they remain subject to vesting and their value is subject to the long-term performance of our common stock.

* Reflects 2024 compensation for Mr. Abrams-Rivera. For 2024, Mr. Abrams-Rivera's compensation as CEO reflects a change in compensation philosophy by the Compensation Committee moving away from front-loaded multi-year equity grants.



ALIGN WITH STOCKHOLDER INTERESTS

- ✓ Our compensation programs are designed to align our executives' interests with those of our stockholders.
- ✓ Approximately three-quarters of our executive compensation is tied to Kraft Heinz performance.
- ✓ Our stock ownership guidelines strengthen alignment of our executive officers' interests with those of our stockholders.



DRIVE LONG-TERM PROFITABLE GROWTH

- ✓ We are driven by our Values *We dare to do better every day*, *We own it*, and *We champion great people*.
- ✓ We reward and invest in attracting, engaging, and retaining world-class talent with the highest potential to drive sustainable, long-term growth and profitability.


RECOGNIZE INDIVIDUAL PERFORMANCE

- ✓ Individual performance consistent with our Values and leadership principles is also taken into consideration.
- ✓ We recognize and reward demonstrated skills while supporting continued development.
- ✓ We see non-financial performance metrics, such as our sustainability targets, as a key element of the long-term success of our business and reflective of our external responsibility as global leaders, and we believe they add value for our stockholders and other stakeholders.

YEAR-ROUND EXECUTIVE COMPENSATION-SETTING PROCESS

We have a robust annual cycle to plan, review, and execute executive compensation, with changes generally effective on the first day of our fiscal year. Highlights from our 2024 agenda include:

JANUARY TO MARCH

- Evaluated and finalized previous year business performance and individual contributions
- Evaluated performance and future potential of executives in order to make individual compensation decisions
- Finalized performance measures and targets for performance cycles of 2024 PSU awards and Performance Bonus Plan, aligned with our annual operating plan and long-term strategy
- Reviewed stock ownership guidelines and NEO compliance

APRIL TO JUNE

- Annual Meeting of Stockholders

JULY TO SEPTEMBER

- Reviewed talent, leadership, and culture strategy, and progress against talent engagement goals
- Reviewed results of say-on-pay vote of stockholders
- Reviewed Committee Charter

OCTOBER TO DECEMBER

- Completed risk assessment of compensation programs
- Evaluated and set compensation and performance peer groups for the following year
- Benchmarked compensation programs and pay opportunities versus the compensation and performance peer groups
- Reviewed and approved Committee advisor and independence assessment
- Reviewed progress against talent, leadership, and culture strategies
- Reviewed performance measures for inclusion in compensation program design for 2025
- Discussed stockholder engagement efforts and feedback

The Compensation Committee oversees our executive compensation program and plans to align them with our strategy, goals, and stockholder interests. In making 2024 compensation decisions, the Compensation Committee considered a number of factors, including:


1
Compensation programs at peer companies
2
Kraft Heinz's performance over the last three years
3
Our financial plan as part of our growth strategy and long-term outlook
4
Realized pay from our historical compensation programs
5
Methods of aligning executive compensation with stockholder returns
6
Individual responsibilities and performance, leadership, years of experience, and long-term growth potential

ROLE OF INDEPENDENT CONSULTANT

Since 2022, the Compensation Committee has engaged Meridian Compensation Partners LLC ("Meridian") as its independent compensation consultant. Meridian is hired by and reports directly to the Compensation Committee. Meridian attends meetings and executive sessions of the Committee at which compensation matters are considered and advises and provides guidance and analysis to the Compensation Committee on matters pertaining to executive and non-employee director compensation, including CEO and executive compensation plans and design, executive compensation-related regulatory matters and governance best practices, and competitive market studies. Meridian provides guidance and performs various analyses for the Compensation Committee, including peer group benchmarking and analyses regarding pay and performance alignment, incentive plan performance measures and TSR correlation, and the rigor of performance goals.

Meridian does not provide any other services to Kraft Heinz or any of our affiliates and may not be engaged to provide any other services to us without the approval of the Compensation Committee.

The Compensation Committee reviews Meridian's performance periodically and reviews Meridian's independence under SEC Nasdaq rules for compensation consultants. The Compensation Committee has concluded that Meridian is independent and has no conflicts of interest relating to its engagement by the Committee.

ROLE OF PEER GROUPS

We continuously review and assess our compensation programs to create alignment with our strategies and philosophy. We believe it is important to understand the compensation programs and practices of companies with which we compete for talent, consumers, and investors. The Compensation Committee uses two peer groups: the compensation peer group is used to benchmark executive compensation and compensation design, and the performance peer group is used to measure our relative performance, including for determining relative performance in our PSU awards.

We review the selection criteria and companies in both peer groups regularly. For 2024, the Compensation Committee did not make any changes to the peer groups indicated below.

COMPENSATION PEER GROUP

Archer-Daniels-Midland Company | Colgate-Palmolive Company | Kimberly-Clark Corporation | The Procter & Gamble Company

PERFORMANCE PEER GROUP

Campbell Soup Company	Kellanova	Mondelēz International, Inc.	The Hershey Company
Conagra Brands, Inc.	Keurig Dr Pepper Inc.	PepsiCo, Inc.	The J. M. Smucker Company
General Mills, Inc.	McCormick & Company, Incorporated	The Coca-Cola Company	Tyson Foods, Inc.
Hormel Foods Corporation			

COMPENSATION PEER GROUP

The Compensation Committee, in consultation with the compensation consultant, reviews compensation data from the compensation peer group of companies as a reference point to benchmark and evaluate the compensation of our NEOs, including our CEO, and compensation plan designs.

The compensation peer group is based on publicly traded, U.S.-based organizations in the Consumer Staples Industry (under the Global Industry Classification Standard (GICS)) with revenue and market capitalization of approximately half to double Kraft Heinz's net sales. We consider the organizations in this industry to be peers in competition for talent, consumers, and investors.

PERFORMANCE PEER GROUP

We established the performance peer group in 2021 with the introduction of our TSR performance metric to compare our long-term incentive compensation to the delivery of results relative to the performance peers, which we consider our performance peer group.

We selected a subset of 13 Fast-moving Consumer Goods (FMCG) and Consumer Goods (CG) peers from our compensation peer group for the performance peer group. We view these companies particularly to be impacted by similar external and market factors and to similar degrees as us. We believe measuring our results relative to this performance peer group supports our pay-for-performance philosophy and aligns with stockholder interests.

CONSIDERATION OF SAY-ON-PAY VOTE

The Compensation Committee and full Board take the outcome of stockholders' annual advisory votes on compensation seriously and are focused on continuing to solicit, understand, and respond to stockholders' feedback through these annual votes and our stockholder engagement efforts.

Through our ongoing engagement with stockholders, we seek to elicit and consider a broad range of stockholder perspectives regarding our executive compensation program and structure.

For 2024, the Compensation Committee reviewed stockholder feedback, identified key themes across the broad range of stockholder perspectives shared, and implemented changes designed to respond to each. At our 2024 Annual Meeting, stockholders showed strong support of our executive compensation program, with approximately 96% of votes cast in favor of our say-on-pay proposal. During our spring and fall 2024 stockholder engagement meetings, stockholders provided positive feedback on the enhancements made.

As part of our continual review and assessment of our compensation programs and in consideration of stockholder feedback, for 2024, we implemented the following changes to our PBP program:

WHAT WE HEARD	▶ WHAT WE DID
• Define Company financial multiplier to better align with market practice, create enhanced transparency, and real-time visibility to KPIs.	▶ Weighted average of three measures: PBP Adjusted Operating Income (60%), PBP Organic Net Sales (30%), and PBP Free Cash Flow Conversion (10%) from one measure of 100% PBP EBITDA.
• Increase weight of total Company performance for Executive Leadership Team to drive progress against our long-term strategies and deliver enterprise value.	▶ Global performance increased to 100% from 30%, with zone performance removed.
• Increase weight of total Company performance for individuals within our geographic zones to drive progress against our long-term strategies and reinforce collaboration.	▶ Global performance increased to 40% from 30%, with zone performance decreased from 70% to 60%.

2024 EXECUTIVE COMPENSATION PROGRAM

We believe that our compensation programs should preserve our culture of pay for performance through ownership, ambition, and meritocracy. We aim to grow the best people through meritocracy and pay for performance.

Our compensation program has been designed to take into consideration fixed elements (base salary, benefits, and limited perquisites) and variable elements (short-term incentives (annual bonus) and long-term incentives (equity awards)), with a view toward linking a significant portion of each NEO's compensation opportunity to Kraft Heinz's performance and their individual performance. Our compensation elements are designed to work together to recognize achieved performance, continue to drive value creation, and align our employees' interests with those of our stockholders.

When assessing our compensation program and determining the total compensation we offer to our NEOs, we take into consideration the overall rewards opportunity for each individual, including benefits and perquisites, against market position and expected / actual achieved performance relative to our peers. In line with our pay-for-performance philosophy, we generally do not offer enhanced benefits or significant perquisites to our NEOs. While our method of delivering total compensation may vary from our peers, our approach to determining target and assessing total compensation opportunity is in line with peer practice. Total cash and total direct compensation potential are designed to reflect above market median only when strong relative performance is achieved, aligning with our performance-based pay philosophy.

Our Performance Bonus Plan (PBP) financial measure maximum opportunity is limited to 120% of target and our PSU maximum opportunity is limited to 150% of target. Our maximum payout opportunity is designed to be below market practice (which peer and broader market practice generally provides for payout up to 200% of target), and to take into consideration the ambitious targets set for the plans.

Our voluntary, annual bonus investment plan ("Bonus Investment Plan") plays an important role in aligning our employees' goals with our stockholders, and, through the equity match feature for re-invested compensation, tying short-term compensation with our long-term growth and strategy. It also operates as an employee retention tool since participants must hold their purchased shares for the vesting period of the matching shares. Since the investment opportunity is tied to the level of PBP achievement, participation provides the potential for above median total compensation when relative performance is achieved.

For 2024, the primary elements and objectives of our compensation program for our executive officers, including our NEOs, are:

FIXED | PERFORMANCE-BASED AND VARIABLE | OTHER
Short-Term | Long-Term

Element	Performance Metric	Description	Strategy Alignment
Base Salary	—	Ongoing base cash compensation based on the executive officer's role and responsibilities, individual job performance, experience, and market.	✓ Recruitment and retention ✓ Market competitive
Performance Bonus Plan (PBP)	PBP Adjusted Operating Income (60%) PBP Organic Net Sales (30%) PBP Free Cash Flow Conversion (10%)	Annual cash incentive with actual cash payouts linked to achievement of key annual Kraft Heinz performance targets and individual performance targets, with equity investment opportunity under our Bonus Investment Plan.	✓ Drive top-tier performance ✓ Incentivize and reward performance ✓ With Bonus Investment Plan, tie short-term compensation with our long-term strategy and stockholders' interests
Bonus Investment Plan	—	RSUs awarded to match an employee's investment of 35% of their PBP payout in Kraft Heinz stock in lieu of cash and vest based upon continued employment. Matching RSUs vest 100% on the third anniversary based upon continued employment.	✓ Recruitment and retention ✓ Drive top-tier performance ✓ Align with stockholders' interests ✓ Long-term value creation
PSUs	Three-year relative TSR (40%), three-year Organic Net Sales compound annual growth rate (CAGR) (30%), and three-year cumulative Free Cash Flow (30%)	Linked to achievement of long-term profitability goals, vest subject to continued employment and the achievement of the performance metrics, and may be awarded through an annual award or performance award.	✓ Recruitment and retention ✓ Drive top-tier performance ✓ Align with stockholders' interests ✓ Long-term value creation ✓ Incentivize achievement of specific performance goals and long-term strategy ✓ Drive long-term profitable growth
RSUs	—	Vest 75% on the third anniversary and 25% on the fourth anniversary based upon continued employment and may be awarded through an annual award or performance award.	✓ Recruitment and retention ✓ Drive top-tier performance ✓ Align with stockholders' interests ✓ Long-term value creation
Stock Options	We view stock options to be performance-based as their value is tied to Kraft Heinz performance and our stock price.	Generally vest in full after three years based on continued employment and may be awarded through a performance award.	✓ Recruitment and retention ✓ Drive top-tier performance ✓ Align with stockholders' interests ✓ Link realized value entirely to stock appreciation ✓ Drive long-term profitable growth
Benefits and Perquisites	—	We do not offer enhanced benefits or significant perquisites to our NEOs. Limited types of non-wage compensation provided in addition to base salary, short-term incentives, and long-term incentives.	✓ Market competitive

2024 NEO COMPENSATION SNAPSHOTS



CARLOS ABRAMS-RIVERA

CEO AND MEMBER OF THE BOARD

As CEO, Mr. Abrams-Rivera was responsible for managing execution of the Company's long-term strategy, driving key new business opportunity developments and financial performance, and setting the tone for Company culture, ethics, and compliance.

TARGET


13%
RSUs
9%
Base Salary
27%
Performance Bonus Plan at Target
32%
PSUs
19%
Matching RSUs

	BASE SALARY	PERFORMANCE BONUS PLAN	BONUS INVESTMENT PLAN MATCH	ANNUAL EQUITY AWARD
ACTUAL	$1,100,000	$1,340,495	$1,580,147	$3,937,500 PSUs $1,687,500 RSUs

2024 CHANGES

In connection with Mr. Abrams-Rivera becoming CEO, the Compensation Committee approved an increase in his annual base salary from $800,000 to $1.1 million and target award opportunity for the annual cash bonus from 225% to 300%, effective December 31, 2023, the first day of our 2024 fiscal year.



ANDRE MACIEL

EVP AND GLOBAL CHIEF FINANCIAL OFFICER

Mr. Maciel has primary responsibility for management of our financial condition, capital allocation, system of internal controls, financial reporting, investor relations, acquisitions and divestitures, capital market transactions, and information technology.

TARGET


16%
RSUs
37%
PSUs
11%
Base Salary
21%
Performance Bonus Plan at Target
15%
Matching RSUs

	BASE SALARY	PERFORMANCE BONUS PLAN	BONUS INVESTMENT PLAN MATCH	ANNUAL EQUITY AWARD
ACTUAL	$725,000	$602,783	$1,026,850	$2,559,375 PSUs $1,096,875 RSUs

2024 CHANGES

No compensation changes for Mr. Maciel were made for 2024.



MARCOS ELOI LIMA

EVP AND CHIEF PROCUREMENT AND SUSTAINABILITY OFFICER

As EVP and Chief Procurement and Sustainability Officer, Mr. Lima leads the Company's procurement and sustainability organizations globally.

TARGET


14%
RSUs
31%
PSUs
16%
Base Salary
23%
Performance Bonus Plan at Target
16%
Matching RSUs

	BASE SALARY	PERFORMANCE BONUS PLAN	BONUS INVESTMENT PLAN MATCH	ANNUAL EQUITY AWARD
ACTUAL	$585,000	$377,295	$656,369	$1,182,125 PSUs $506,625 RSUs

2024 CHANGES

No compensation changes for Mr. Lima were made for 2024.

PEDRO NAVIO

EVP AND PRESIDENT, NORTH AMERICA

Mr. Navio is responsible for leading the Company's U.S. and Canadian operations, driving business growth through consumer-first marketing, innovation, and people development.

TARGET


11%
Base Salary
19%
Performance Bonus Plan at Target
14%
Matching RSUs
39%
PSUs
17%
RSUs

	BASE SALARY	PERFORMANCE BONUS PLAN	BONUS INVESTMENT PLAN MATCH	ANNUAL EQUITY AWARD
ACTUAL	$650,000	$335,064	$626,122	$2,318,750 PSUs $993,750 RSUs

2024 CHANGES

In connection with Mr. Navio becoming EVP and President, North America, the Compensation Committee approved an increase in his annual base salary from $525,000 to $650,000 and target award opportunity for the annual cash bonus from 150% to 175%, effective December 31, 2023, the first day of our 2024 fiscal year.

CORY ONELL



EVP AND CHIEF OMNICHANNEL SALES AND ASIAN EMERGING MARKETS OFFICER

Mr. Onell is responsible for unlocking growth through distribution channels, as well as leading the Company's Asia emerging markets strategy, including the Company's Asia businesses outside of Japan and South Korea.

TARGET


15%
Base Salary
22%
Performance Bonus Plan at Target
16%
Matching RSUs
33%
PSUs
14%
RSUs

	BASE SALARY	PERFORMANCE BONUS PLAN	BONUS INVESTMENT PLAN MATCH	ANNUAL EQUITY AWARD
ACTUAL	$575,000	$227,424	$548,590	$1,277,500 PSUs $547,500 RSUs

2024 CHANGES

In connection with Mr. Onell becoming EVP and Chief Omnichannel Sales and Asian Emerging Markets Officer, the Compensation Committee approved an increase in his annual base salary from $517,000 to $575,000 and target award opportunity for the annual cash bonus from 140% to 150%, effective December 31, 2023, the first day of our 2024 fiscal year.



RASHIDA LA LANDE*

FORMER EVP AND CHIEF LEGAL AND CORPORATE AFFAIRS OFFICER

Ms. La Lande led the Company's legal function, including corporate governance and securities, transactions, regulatory, intellectual property, litigation, labor and employment, and government and corporate affairs.


TARGET
16%
RSUs
38%
PSUs
13%
Base Salary
19%
Performance Bonus Plan at Target
14%
Matching RSUs

	BASE SALARY	PERFORMANCE BONUS PLAN	BONUS INVESTMENT PLAN MATCH	ANNUAL EQUITY AWARD
ACTUAL	$430,769	$290,999	—	$2,065,054 PSUs $885,023 RSUs

CHANGES IN 2024

No compensation changes for Ms. La Lande were made for 2024.

* Ms. La Lande stepped down from her role as EVP and Chief Legal and Corporate Affairs Officer effective August 2, 2024.

BASE SALARY

Base salary is the principal "fixed" element of our executive compensation. The Compensation Committee believes that it is important that each NEO receives a market-competitive base salary that provides an appropriate balance between fixed and "at risk" compensation. The initial base salary of each NEO is established in connection with their hiring. In establishing base salaries, we review and consider market-based survey and peer proxy data for informational purposes and generally target market median.

The annualized base salary for each NEO as of December 28, 2024 was:

NEO	2023 Base Salary ($)	2024 Base Salary ($)	Change
Mr. Abrams-Rivera[(a)]	800,000	1,100,000	37.50%
Mr. Maciel	725,000	725,000	—
Mr. Lima	585,000	585,000	—
Mr. Navio[(a)]	525,000	650,000	23.81%
Mr. Onell[(a)]	516,810	575,000	11.26%
Ms. La Lande[(b)]	700,000	—	—

(a) In connection with Mr. Abrams-Rivera being elevated to Chief Executive Officer, Mr. Navio being elevated to EVP and President, North America, and Mr. Onell being elevated to EVP and Chief Omnichannel Sales and Asian Emerging Markets Officer, each received a base salary increase effective December 31, 2023, the first day of our 2024 fiscal year.

(b) Ms. La Lande stepped down from her role as EVP and Chief Legal and Corporate Affairs Officer effective August 2, 2024.

The Compensation Committee has sole responsibility for the review of our CEO's compensation. Our CEO has primary responsibility for the review of the compensation of his direct reports, including the other NEOs, and provides salary recommendations to the Compensation Committee.

We believe that the base salary review process serves our pay-for-performance philosophy because base pay increases are not provided to all NEOs on an annual basis. Increases are performance-based and dependent on the NEO's success and achievement in their role or for market parity.

ANNUAL CASH-BASED PERFORMANCE BONUS PLAN (PBP)

The PBP is designed to motivate and reward employees who contribute positively toward our near-term business strategy and achieve their annual individual performance objectives. The formula for determining a PBP participant's annual bonus payout is:


BASE SALARY FOR PBP PAYOUT
TARGET AWARD OPPORTUNITY
COMPANY FINANCIAL MULTIPLIER
INDIVIDUAL PERFORMANCE SCORE
PBP PAYOUT EARNED

BASE SALARY

For purposes of PBP payout, we calculate base salary by averaging an employee's annual salary as of the 15th day of each month. For any new hires or changes in salary during the fiscal year, we prorate the base salary amount based upon the duration of the individual's service or timing of changes.

TARGET AWARD OPPORTUNITY

We establish a target award opportunity for each NEO prior to the beginning of each year, or upon their hire or establishment of increased responsibilities or changes in role, set as a percentage of the NEO's annual base salary. When establishing the target award opportunity, we consider the overall design of the PBP plan compared to peers, including the ambitious nature of the performance targets set versus the strategic plan, the maximum payout opportunity available under the plan, and the balance of the compensation components in the NEO's total direct compensation relative to market.

The target award opportunity for each of our NEOs as of December 28, 2024 was:

NEO	2023 Target Award Opportunity	2024 Target Award Opportunity	Change
Mr. Abrams-Rivera[(a)]	225%	300%	33.33%
Mr. Maciel	200%	200%	—
Mr. Lima	150%	150%	—
Mr. Navio[(a)]	150%	175%	16.67%
Mr. Onell[(a)]	140%	150%	7.14%
Ms. La Lande	150%	—	—

(a) In connection with Mr. Abrams-Rivera being elevated to Chief Executive Officer, Mr. Navio being elevated to EVP and President, North America, and Mr. Onell being elevated to EVP and Chief Omnichannel Sales and Asian Emerging Markets Officer, each received target award increases effective December 31, 2023, the first day of our 2024 fiscal year.

(b) Ms. La Lande stepped down as EVP and Chief Legal and Corporate Affairs Officer effective August 2, 2024. In recognition of her actual performance for 2024, Ms. La Lande received a pro-rata payment of her annual bonus with a target award opportunity of 150% under the Company's Performance Bonus Plan.

COMPANY FINANCIAL MULTIPLIER

The financial multiplier is a percentage multiplier based upon achievement of the threshold, target, or maximum level of the applicable global, zone, or business unit financial performance metrics for each executive, including our NEOs. We continue to evolve our performance management and Performance Bonus Plan approach to drive profitable growth by creating a stronger link to enterprise value creation and emphasizing greater collaboration.

For our 2024 fiscal year, the Compensation Committee chose to move from one financial performance metric, PBP EBITDA, to a weighted average of three metrics (PBP Adjusted Operating Income (60%), PBP Organic Net Sales (30%), and PBP Free Cash Flow Conversion (10%)) for our global financial performance as well as each zone or business unit. We believe these changes better align with industry best practices, while providing a more balanced view of performance beyond just profitability. The financial performance multiplier ranges from 50% at threshold, to 100% at target, and 120% at maximum based on achievement against the established financial performance targets. Our maximum payout opportunity of 120% is designed to be below market practice (which market practice generally provides for payout up to 200% of target).

We believe PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversion more clearly reflect key aspects of our performance, including revenue growth, expense control, and efficient use of capital. The Compensation Committee believes these three metrics appropriately reflect our focus on successful management of our core operations—growing our business and driving sustained increases in profit—in turn, aligning the interests of our NEOs with those of our stockholders. PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversation are defined below under *Financial Measures*.

For 2024, the Compensation Committee approved the financial multiplier for performance achieved as follows:

	PBP Adjusted Operating Income		PBP Organic Net Sales		PBP Free Cash Flow Conversion	
	($ millions)	(%)	($ millions)	(%)	(%)	(%)
Threshold	5,306	50%	26,626	50%	78%	50%
Target	5,622	100%	26,970	100%	84%	100%
Maximum	5,793	120%	27,156	120%	85%	120%
ACHIEVED	**5,371**	**60%**	**25,961**	**0%**	**85%**	**113%**

Leaning into our value, *We Own It*, for our Executive Leadership Team, the 2024 financial multiplier was calculated based on our global performance. The 2024 financial multiplier was calculated based upon a weighed average of PBP Adjusted Operating Income (60%), PBP Organic Net Sales (30%), and PBP Free Cash Flow Conversion (10%). The Compensation Committee approved the financial multiplier performance achieved as illustrated above, based on performance against targets.

The following table shows the global financial multiplier achievement from 2019 through 2024. The Committee believes that these results are consistent with how the Company performed against its ambitious targets during these years and reflect the pay-for-performance objectives of our executive compensation program.

GLOBAL FINANCIAL MULTIPLIER ACHIEVEMENT: 2019 THROUGH 2024

2024 Achieved	2023 Achieved	2022 Achieved	2021 Achieved	2020 Achieved	2019 Achieved
48%	120%	96%	94%	120%	48%

FINANCIAL MEASURES

PBP Adjusted Operating Income is defined as net income/(loss)before interest expense, other expense/(income), provision for/(benefit from) income taxes; in addition to these adjustments, we exclude, when they occur, the impact of foreign currency fluctuations by maintaining the exchange rates established in our Annual Operating Plan ("AOP"), restructuring activities, deal costs, unrealized gains/(losses) on commodity hedges, impairment losses, and certain non-ordinary course legal and regulatory matters. In cases where zone achievement is 100% or lower, we adjust for higher or lower incentive compensation compared with what we established in our AOP.

PBP Organic Net Sales is defined as total external revenue minus discounts and allowances. It also excludes, when they occur, the impact of foreign currency fluctuations by maintaining the exchange rates established in our AOP.

PBP Free Cash Flow Conversion is defined as Free Cash Flow divided by Adjusted Net Income/(Loss). Free Cash Flow is defined as net cash provided by/(used for) operating activities less capital expenditures. It excludes, where they occur, the impact of foreign currency employee goals throughout the organization.

We may adjust the threshold, target, and maximum metrics to incorporate the impact of acquisitions and divestitures. In 2024, we adjusted the threshold, target, and maximum for the divestiture of a business in Russia.

INDIVIDUAL PERFORMANCE SCORE

The foundation of each employee's individual performance score is our Management by Objectives ("MBO") process. At the beginning of each year, the Compensation Committee establishes a series of individual performance goals, or MBOs, that are based upon our corporate strategy, which are then cascaded throughout the organization. First, the Compensation Committee establishes MBOs for our CEO. Then, in consultation with the Compensation Committee, the CEO establishes corresponding MBOs for each of his direct reports, including the NEOs, which are further cascaded down throughout the organization. This cascading process enables us to drive initiatives by aligning individual employee goals throughout the organization.

Each NEO has an MBO comprised of multiple goals or objectives. For each goal, there are one or more key performance indicators (KPIs), which are the quantitative or qualitative metrics used to track achievement of the goal. The individual performance multiplier ranges from 10% at threshold, to 100% at target, and 110% at maximum based on the level of achievement against the established individual performance targets.

For 2024, the MBO goals for each of the NEOs and the overall performance ascribed by the Compensation Committee for each NEO based on their performance were:

NEO	MBO Goals	Key Performance Indicators (KPIs)	Weight (%)	Individual Performance Score
Mr. Abrams-Rivera	**Deliver Kraft Heinz Financial Results**	– Achievement of global PBP Adjusted Gross Profit Margin	20	**85%**
		– Achievement of global market share	20	
	Generate Long Term Sustainable Growth	– Achievement of portfolio transformation	20	
		– Progress on digital and AI expansion	12	
		– Progress on brand growth system	9	
		– Progress on sustainability goals	9	
	Attract and Retain Kraft Heinz Talent	– Improvement in global engagement score	10	
Mr. Maciel	**Deliver Kraft Heinz Financial Results**	– Achievement of global PBP Adjusted Gross Profit Margin	20	**87%**
		– Achievement of global market share	20	
	Generate Long Term Sustainable Growth	– Achievement of Adjusted Net Income	20	
		– Achievement of portfolio transformation	15	
		– Progress on digital and AI expansion	15	
	Attract and Retain Kraft Heinz Talent	– Improvement in engagement score for global finance	10	
Mr. Lima	**Deliver Kraft Heinz Financial Results**	– Achievement of global PBP Adjusted Gross Profit Margin	20	**90%**
		– Achievement of global market share	20	
	Generate Long Term Sustainable Growth	– Achievement of key procurement initiatives	20	
		– Achievement of value creation initiatives	15	
		– Progress on sustainability goals	15	
	Attract and Retain Kraft Heinz Talent	– Improvement in engagement score for global procurement	10	
Mr. Navio	**Deliver Kraft Heinz Financial Results**	– Achievement of global PBP Adjusted Gross Profit Margin	20	**62%**
		– Achievement of global market share	20	
	Generate Long Term Sustainable Growth	– Progress on brand growth system	18	
		– Achievement of Away From Home growth	18	
		– Achievement of innovation initiatives	10	
	Attract and Retain Kraft Heinz Talent	– Improvement in engagement score for North America Zone	14	
Mr. Onell	**Deliver Kraft Heinz Financial Results**	– Achievement of global PBP Adjusted Gross Profit Margin	20	**55%**
		– Achievement of global market share	20	
	Generate Long Term Sustainable Growth	– Achievement of Western Sauces growth	20	
		– Achievement of Omnichannel capabilities	15	
		– Achievement of Away From Home growth	15	
	Attract and Retain Kraft Heinz Talent	– Improvement in engagement score for Omnichannel and Asian Emerging Markets Zone	10	
Ms. La Lande	**Deliver Kraft Heinz Financial Results**	– Achievement of global PBP Adjusted Gross Profit Margin	20	**100%**
		– Achievement of risk management excellence	20	
	Generate Long Term Sustainable Growth	– Success on key legal initiatives	20	
		– Achievement of portfolio transformation	15	
		– Achievement of key communications initiatives	15	
	Attract and Retain Kraft Heinz Talent	– Improvement in engagement score for global legal	10	

PBP PAYOUT EARNED

In our 2024 fiscal year, the Compensation Committee approved the following PBP payouts earned for each of our NEOs:

Name	Base Salary for PBP Calculation ($)	Target Award Opportunity (%)	Financial Multiplier (%)	Individual Performance Score (%)	PBP Payout Earned[(a)] ($)
Mr. Abrams-Rivera	1,100,000	300%	48%	85%	1,340,495
Mr. Maciel	725,000	200%	48%	87%	602,783
Mr. Lima	585,000	150%	48%	90%	377,295
Mr. Navio	650,000	175%	48%	62%	335,064
Mr. Onell	575,000	150%	48%	55%	227,424
Ms. La Lande[(b)]	408,330	150%	48%	100%	290,999

(a) Payout calculations are interpolated between minimum, target, and maximum.

(b) For purposes of PBP payout earned, we calculated Ms. La Lande's base salary by averaging her annual salary as of the 15th day of each month prior to her stepping down from her role as EVP and Chief Legal and Corporate Affairs Officer effective August 2, 2024.

BONUS INVESTMENT PLAN

As part of our commitment to fostering an ownership mentality and to align employees' interests with stockholders' interests and drive stockholder value, we offer certain employees, including our NEOs, the opportunity to participate in our voluntary, annual Bonus Investment Plan. Our Bonus Investment Plan plays an important role in aligning our employees' goals with our stockholders, and, through the equity match feature for re-invested compensation, tying short-term compensation with our long-term growth and strategy. It also operates as an employee retention tool since participants must hold their purchased shares for the three-year vesting period of the matching shares. Since the investment opportunity is tied to the level of PBP achievement, participation provides the potential for above median total compensation when relative performance is achieved.

This unique program is designed to drive performance and aligns with our belief in meritocracy and commitment to offering competitive compensation. Under the plan, eligible employees can invest a portion of their earned annual PBP bonus toward the purchase of shares of Company stock ("Investment Shares"). The Company will then grant a matching contribution in the form of Restricted Stock Units ("Matching RSUs") based on a contribution formula. The Matching RSUs will cliff vest three years from the grant date, subject to the employee's continued employment with Kraft Heinz and the retention of the Investment Shares as described below.

To participate in the plan, eligible employees elect to invest 35% of their calculated net bonus, which is the employee's PBP payout earned less an amount based on a normalized tax rate (based on country of residence), to purchase Investment Shares. The Matching RSUs are calculated as a multiple based on a level of 35% of the gross PBP payout earned.

The number of Investment Shares purchased is calculated as the product of the participant's calculated net bonus and the participant's election percentage, divided by the closing price of our stock on the plan effective date:


CALCULATED NET BONUS
35%
NUMBER OF INVESTMENT SHARES
CLOSING STOCK PRICE

The number of Matching RSUs a participant receives is calculated as the product of the participant's gross PBP payout earned, the participant's election percentage, and a multiplier that is associated with the participant's level in the organization, divided by the closing price of our stock on the plan effective date:


PBP PAYOUT EARNED
35%
MULTIPLIER ASSOCIATED WITH LEVEL
NUMBER OF MATCHING RSUs
CLOSING STOCK PRICE

Matching RSUs are eligible to receive dividends that are accrued at the dividend payment date in the form of DEUs. When dividends are paid on our common stock, we accrue the value of the dividend and issue a number of DEUs equal to the accrued dividend value. DEUs are subject to the same terms as the original grant of the underlying Matching RSUs.

If a participant sells or otherwise transfers Investment Shares before the related Matching RSUs are vested, he, she, or they will immediately forfeit:

- if 50% or less of the Investment Shares are sold or transferred, an amount of Matching RSUs and accrued DEUs equal to two times the percentage of Investment Shares sold or transferred
- if more than 50% of the Investment Shares are sold or transferred, 100% of the Matching RSUs and accrued DEUs

In 2024, our eligible NEOs participated in the Bonus Investment Plan as follows, based on 2023 PBP payouts earned:

Name	Investment Amount ($)	Investment Shares (#)	Matching RSUs (#)
Mr. Abrams-Rivera	474,049	13,495	44,980
Mr. Maciel	308,065	8,770	29,230
Mr. Lima	196,916	5,606	18,684
Mr. Navio	187,840	5,347	17,823
Mr. Onell	164,586	4,686	15,616
Ms. La Lande	—	—	—

The Compensation Committee believes that the Bonus Investment Plan as a whole, and the forfeitability of the Matching RSUs, in particular, fosters employee retention and strongly motivates eligible employees to hold Kraft Heinz common stock for the long-term, further emphasizing a long-term view in creating stockholder value.

ANNUAL EQUITY AWARDS

Our long-term incentive programs, including annual equity awards and the Bonus Investment Plan, play an important role in our total reward and recognition strategy enabling our pay-for-performance philosophy and our ownership and meritocracy culture. The Compensation Committee believes that PSUs and RSUs incentivize long-term performance and provide additional alignment between the NEOs interests and those of our stockholders, while also providing a significant retention incentive, because the underlying value of the awards is tied to our stock price and the performance of the Company.

In March 2024, in order to further retain, engage, and motivate top talent and align the interests of management with those of our stockholders, we issued PSUs and RSUs to employees at the Director level and above, including each of our NEOs. The baseline equity award was granted using a mix of 70% PSUs and 30% RSUs, which vest 75% on the third anniversary and 25% on the fourth anniversary of the grant date. To define the size of the individual annual equity award we take into consideration individual performance, market data, and the baseline equity award, which is determined by the NEOs job level and their annual base salary. We also take into consideration the Bonus Investment Plan Matching RSU opportunity, assuming that the NEO will elect to participate in the program.

Name	PSU Award Target ($)	RSU Award Target ($)	Total Annual Award Target ($)
Mr. Abrams-Rivera	3,937,500	1,687,500	5,625,000
Mr. Maciel	2,559,375	1,096,875	3,656,250
Mr. Lima	1,182,125	506,625	1,688,750
Mr. Navio	2,318,750	993,750	3,312,500
Mr. Onell	1,277,500	547,500	1,825,000
Ms. La Lande	2,065,054	885,023	2,950,077

PSUs

The number of PSUs that will vest will be based on a performance period from December 31, 2023, the first day of our 2024 fiscal year, through December 26, 2026, the last day of our 2026 fiscal year, for achievement against the below metrics:

Weight	Measure	Payout
40%	3-year average annual Company Total Shareholder Return (TSR) performance relative to the performance peer group	Threshold: 25% Target: 100% Maximum: 150%
30%	3-year Organic Net Sales compound annual growth rate (CAGR)	Threshold: 25% Target: 100% Maximum: 150%
30%	3-year Cumulative Free Cash Flow	Threshold: 25% Target: 100% Maximum: 150%

Our maximum performance opportunity of 150% is designed to be below market practice (which market practice generally provides for payout up to 200% of target) in recognition of the notional values of the PSU award and the ambitious target set above market median.

The Company will compare achieved TSR over that period versus the companies identified in the performance peer group described above using the following calculation. We calculate TSR using average stock price and dividends paid in (i) the last three fiscal months at end of the assessed period and (ii) three fiscal months in the period immediately preceding the beginning of assessed period.


ENDING TSR PRICE
-
STARTING TSR PRICE
+
REINVESTED DIVIDENDS
STARTING TSR PRICE
=
TSR

The achieved performance and the number of PSUs earned is based upon the Company's relative rank among the peer companies at the end of the performance period, calculated on a linear basis.

Relative Rank	80th Percentile	60th Percentile[(a)]	25th Percentile	Below 25th Percentile
Percent of Granted PSUs Earned	150%	100%	25%	0%

(a) TSR achievement capped at target in the event of a negative TSR result at the end of the performance period.

RSUs

RSUs are eligible to receive dividends that are accrued at the dividend payment date in the form of DEUs. When dividends are paid on our common stock, we accrue the value of the dividend and issue a number of DEUs equal to the accrued dividend value. DEUs are subject to the same terms as the original grant of the underlying RSUs.

PSU PERFORMANCE

2022 PSU PERFORMANCE CONDITIONS CERTIFIED

As described in our 2023 and 2024 Proxy Statements, the number of PSUs earned under the grants made on March 1, 2022 (the "2022 PSUs") were based on achievement of a relative TSR target over a three-year performance period. The Company compared achieved TSR over the performance period versus the 10 companies identified in the performance peer group. In March 2025, the Compensation Committee certified that the performance conditions for the 2022 PSUs had been met as follows. The 2022 annual PSUs earned vested 100% on March 1, 2025, and the 2022 merit PSUs earned vested 75% on March 1, 2025, and will vest 25% on March 1, 2026, subject to continued service through such date.

Performance Indicator	Target	Achieved	PSUs Earned
TSR relative rank versus 2022 performance peer group	Third Quartile	Second Quartile	50%

2023 AND 2024 PSU PERFORMANCE STATUS

The number of PSUs earned under the grants made on March 1, 2023 (the "2023 PSUs") and March 1, 2024 (the "2024 PSUs") will be based on achievement of relative TSR (40%), Organic Net Sales CAGR (30%), and Cumulative Free Cash Flow (30%) targets over a three-year performance period. The Company will compare achieved TSR over the performance period versus the 13 companies identified in the performance peer group.

The levels of TSR performance for the awards, calculated based upon an ending date of December 28, 2024, were:


Relative TSR Rank
Percent PSUs earned
80th Percentile
150%
60th Percentile
100%
25th Percentile
25%
2023 PSUs
Performance Period:
January 2023 – December 2025
KHC
Relative TSR Rank
Percent PSUs earned
80th Percentile
150%
60th Percentile
100%
25th Percentile
25%
2024 PSUs
Performance Period:
January 2024 – December 2026
KHC

Achievement below the 25th percentile results in no earned PSUs. The percent of PSUs earned for achievement above the 80th percentile is capped at 150%.

The Kellogg Company has been a part of the TSR performance peer group since 2021. In 2023, Kellogg Company split into two publicly traded companies: Kellanova and WK Kellogg Co. In connection with the split, the Compensation Committee approved the following treatment for the current and any future TSR performance assessment related to PSUs as follows:

- 2022 and 2023 awards: We will maintain the original start price calculation based on Kellogg Company and determine the end price based on a combined index of Kellanova and WK Kellogg Co stock, according to the terms of the split (4:1).
- 2024 and future awards: We plan to only include Kellanova.

TIMING OF EQUITY AWARDS

The Company has a practice of granting annual equity awards to eligible employees, including NEOs, which may include PSUs, stock options and time-based RSUs, typically in the first quarter of each year. Interim equity grants, such as grants made to new hires, are generally made at the time of the next annual grant, although these practices may in the future be varied. During 2024, the Compensation Committee did not consider material nonpublic information when determining the timing or terms of equity awards for the NEOs, and the Company did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. The Compensation Committee did not grant stock options to any NEO in 2024.

BENEFITS AND PERQUISITES

We strive to be equitable in our application of benefits and perquisites across our employee population and specific to particular business situations. We do not provide bespoke executive plans. In addition to base salary, our Performance Bonus Plan, and long-term incentive equity grants, we provide certain benefit programs to our NEOs, including retirement plan contributions, health and welfare insurance benefits, and certain other limited perquisite benefits. In support of our meritocracy and pay for performance culture, our perquisites are by design below market compared to peers.

We maintain defined contribution retirement plans to allow employees to save for retirement in a tax-efficient manner. Our eligibility guidelines and contribution levels are the same for all employees, including the NEOs. For 2024, none of our NEOs participated in any defined benefit pension plans, non-qualified deferred compensation plans, or supplemental retirement or executive savings plans.

We also provide health and welfare insurance benefits to employees, including our NEOs, which include life, disability, and health insurance benefit plans. The eligibility guidelines and rates for these plans, and our contribution levels, do not favor our NEOs or other members of senior management over our other employees. In general, we do not offer enhanced benefits or significant perquisites to our NEOs. However, from time to time, we provide limited perquisite benefits, which include, for example, limited tax advisory services, immigration benefits, and reimbursement of certain housing and relocation expenses for business reasons.

2025 COMPENSATION CHANGES

ADDITIONAL 2025 PROGRAM CHANGES

We continue to evolve our performance management and Performance Bonus Plan (PBP) approach to drive profitable growth by creating a stronger link to enterprise value creation and emphasizing greater collaboration, including through the following changes effective for our 2025 fiscal year:

- Updated Company financial multiplier weighting to increase focus on the role capital allocation plays in our long-term strategy.
  - ▶ Modified weighted average of three financial metrics: PBP Adjusted Operating Income (50%), PBP Organic Net Sales (30%), and PBP Free Cash Flow Conversion (20%).
- Evolved PBP formula to better balance and recognize company performance, entity performance, and individual performance.
  - ▶ PBP formula updated to a scorecard methodology to better reflect actual achievement. The scorecard will keep the same elements and ambitious targets of current MBO.
- Updated Bonus Investment Plan vesting schedule to better align with market practice.
  - ▶ The Matching RSUs will vest 50% on the second anniversary and the remaining 50% will vest on the third anniversary of the grant.

OTHER COMPENSATION POLICIES AND PRACTICES

OFFICER STOCK OWNERSHIP GUIDELINES

To strengthen alignment of our NEOs' interests with those of our stockholders, our stock ownership guidelines require our NEOs to hold shares of our common stock in an amount equal to a specified multiple of the NEO's annual base salary, as follows. All of our current NEOs, including our CEO, are in compliance with the ownership guidelines.



Role	Minimum Ownership	Compliance Period
CEO	6x BASE SALARY	5 years from appointment to a position subject to the guidelines
Other NEOs	3x BASE SALARY	

RSUs, DEUs accrued on RSUs (including Matching RSUs), stock equivalents in savings plans or deferred compensation plans, and shares held in a trust for the benefit of immediate family members count toward satisfying this ownership requirement. Unearned PSUs and unexercised stock options do not count toward satisfying this ownership requirement. Our CEO stock ownership guidelines increased from five times base salary in 2023 to six times base salary beginning in 2024. For more details on the stock ownership of our NEOs, see *Beneficial Ownership of Stock—Directors and Officers*.

CHANGE IN CONTROL SEVERANCE PLAN

Effective January 1, 2023, the Board approved the adoption of The Kraft Heinz Company Change in Control Severance Plan (the "CIC Plan") to better align the Company's benefits plans to be more consistent with peers and market practice.

Under the CIC Plan, executive officers, including the CEO, and certain other senior-level employees who experience a qualifying termination in connection with a change in control, as defined under the CIC Plan, in the three months prior to, or the 24 months following, a change in control will be eligible to receive severance payments and benefits as follows:

- Severance pay equal to two times the sum of annual base salary and target PBP payout for the CEO and one-and-a-half times the sum of annual base salary and target PBP payout for the other executive officers and certain other senior-level employees;
- PBP payout for the current year at target and prorated for service;
- Health and welfare benefits continued for 24 months following the qualifying termination for the CEO and 18 months following the qualifying termination for our other executive officers and certain other senior-level employees, as defined by the CIC Plan;
- Outplacement services to assist covered employees with their transition to new employment; and
- Vesting (including acceleration of vesting) of outstanding equity awards in accordance with the applicable award agreement and plan.

Change in control is defined under the CIC Plan as (i) any change in beneficial ownership of more than 50% of the combined voting power of the Company's outstanding stock is acquired by a person or company, directly or indirectly, (ii) as result of a merger or consolidation, (iii) a change in the majority of the Board over a defined period, or (iv) sale or transfer of substantially all assets, or complete liquidation of the company.

In order to receive severance payments and benefits under the CIC Plan, recipients must agree to a non-revocable release of claims and continued compliance with restrictive covenants including non-competition and non-solicitation obligations that run for a number of months following termination of employment equal to the number of months used in the calculation of severance pay.

CLAWBACK POLICY

We maintain a clawback policy that applies to our employees (including our NEOs and other executive officers). Effective October 2, 2023, the clawback policy was updated to include mandatory recoupment of excess incentive-based compensation received by a covered executive (including the NEOs) on or after October 2, 2023 in the event of a restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under federal securities laws, as required by Nasdaq listing standards implementing Exchange Act Rule 10D-1. In addition, under the policy, in certain circumstances, including misconduct, stock options, PSUs, RSUs (including Matching RSUs), payments under the PBP and similar short-term incentive bonus plans, and any proceeds or other benefits an NEO may receive may be subject to forfeiture and/or repayment to us at the discretion of the Compensation Committee or to the extent required by applicable laws or rules. Further, if an NEO receives any amount in excess of what he, she, or they should have received under the terms of any award for any reason (including without limitation by reason of a financial restatement, mistake in calculations, or administrative error), all as determined by the Compensation Committee, then such NEO may be required to promptly repay any such excess amount to us, at the discretion of the Compensation Committee.

IMPACT OF TAX AND ACCOUNTING POLICIES

When determining total direct compensation packages, the Compensation Committee considers all factors that may have an impact on our financial performance, including tax and accounting rules and regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Tax Code"). Section 162(m) of the Tax Code generally limits our ability to deduct compensation paid to "covered employees" (as defined in the Tax Code) to the extent such compensation exceeds $1 million to such employee in any fiscal year.

HUMAN CAPITAL AND COMPENSATION COMMITTEE REPORT

The Compensation Committee oversees our compensation programs on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. In reliance on that review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in our Proxy Statement to be filed with the SEC in connection with our Annual Meeting and incorporated by reference in our Annual Report on Form 10-K for the year ended December 28, 2024, which was filed with the SEC on February 13, 2025.

HUMAN CAPITAL AND COMPENSATION COMMITTEE



Timothy Kenesey
Chair



Diane Gherson



Elio Leoni Sceti



James Park



John C. Pope

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[(1)(2)] ($)	Option Awards[(1)] ($)	Non-Equity Incentive Plan Compensation[(3)] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[(6)] ($)	Total Compensation ($)
Carlos Abrams-Rivera Chief Executive Officer	2024	1,100,000	—	6,533,365	—	1,340,495	—	25,524	8,999,384
	2023	800,000	—	5,155,982	—	2,257,373	—	488,026	8,701,381
	2022	800,000	—	6,545,766	33,422	1,530,952	—	677,209	9,587,349
Andre Maciel EVP and Global Chief Financial Officer	2024	725,000	—	4,246,487	—	602,783	—	87,281	5,661,551
	2023	713,462	—	3,736,930	—	1,466,974	—	363,103	6,280,469
	2022	621,124	—	3,325,720	16,714	921,848	—	345,449	5,230,855
Marcos Eloi Lima EVP and Global Chief Procurement and Sustainability Officer	2024	585,000	—	2,143,469	—	377,295	—	24,943	3,130,707
Pedro Navio EVP and President, North America	2024	647,596	80,000[(4)]	3,543,036	—	335,064	—	364,983	4,970,679
Cory Onell EVP and Chief Omnichannel Sales and Asian Emerging Markets Officer	2024	573,881	—	2,155,686	—	227,424	—	24,930	2,981,921
Rashida La Lande[(5)] Former EVP and Chief Legal and Corporate Affairs Officer	2024	430,769	—	2,597,732	—	290,999	—	43,720	3,363,220
	2023	700,000	—	3,088,012	—	1,122,660	—	268,596	5,179,268
	2022	700,000	—	4,316,584	23,398	910,602	—	406,234	6,356,818

(1) The amounts shown in this column include the aggregate grant date fair value, computed in accordance with ASC Topic 718, of Matching RSUs, PSUs, RSUs (all Stock Awards), and stock options (Option Awards), as applicable. For a discussion of the assumptions made in the valuation of these awards, see *Note 10, Employees' Stock Incentive Plans,* under *Item 8, Notes to Consolidated Financial Statements* in our 2024 Annual Report. For a discussion of the terms applicable to the Matching RSUs, PSUs, RSUs, and stock options, as well as vesting, forfeiture, and other terms, see above under —*Compensation Discussion and Analysis—2024 Executive Compensation Program*.

(2) The amounts reported for stock awards represent the aggregate grant date fair value of stock awards in accordance with the accounting guidance on share-based payments. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of these awards, see *Note 10, Employees' Stock Incentive Plans*, under *Item 8, Notes to Consolidated Financial Statements* in our 2024 Annual Report. For 2024, the amounts reported in this column represent the grant date fair value of PSU awards. The maximum grant recipients may earn is up to 150% of the target number of PSUs granted. The maximum for Mr. Abrams-Rivera is $4,898,519; for Mr. Maciel is $3,184,055; for Mr. Lima is $1,470,683; for Mr. Navio is $2,884,683; for Mr. Onell is $1,589,340; for Ms. La Lande is $2,569,052.

(3) The 2024 amounts shown in this column reflect compensation earned for 2024 performance under our PBP. The bonuses were paid to each NEO in the first quarter of 2025 in cash or shares of stock pursuant to our Bonus Investment Plan.

(4) In connection with Mr. Navio's elevation to Business Unit President, U.S. Zone in January 2022, he received a bonus to be paid in three installments. The amount shown in this column reflects the final payment.

(5) Ms. La Lande stepped down as EVP and Chief Legal and Corporate Affairs Officer effective August 2, 2024. The amounts reported reflect earned compensation.

(6) The following table sets forth a detailed breakdown of the items that comprise "All Other Compensation" for 2024:

Name	Matching Contribution to Kraft Heinz 401(k) ($)	Insurance Coverage[(a)] ($)	Accrued Vacation Payout[(b)] ($)	Commuting Expenses ($)	Tax Support and Payments ($)	Total ($)
Mr. Abrams-Rivera	24,150	1,374	—	—	—	25,524
Mr. Maciel	24,150	983	—	—	62,148	87,281
Mr. Lima	24,150	793	—	—	—	24,943
Mr. Navio	11,254	881	—	—	352,848	364,983
Mr. Onell	24,150	780	—	—	—	24,930
Ms. La Lande	13,654	897	13,462	15,707	—	43,720

(a) Reflects basic life and accidental death and dismemberment insurance coverages.

(b) Reflects the payout of accrued, unused vacation time. Per Company policy, any U.S. employee separating from the Company in good standing receives a payout of accrued, unused vacation time.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding the grant of plan-based awards for each of the NEOs in our 2024 fiscal year.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Grant Type	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
Mr. Abrams Rivera		PBP[1]	165,000	3,300,000	3,960,000							
	3/01/2024	Matching RSUs							44,980			1,580,147
	3/01/2024	PSUs[2]				28,021	112,084	168,126				3,265,678
	3/01/2024	RSUs							48,037			1,687,540
Mr. Maciel		PBP[1]	72,500	1,450,000	1,740,000							
	3/01/2024	Matching RSUs							29,230			1,026,850
	3/01/2024	PSUs[2]				18,214	72,855	109,283				2,122,703
	3/01/2024	RSUs							31,225			1,096,934
Mr. Lima		PBP[1]	43,875	877,500	1,053,000							
	3/01/2024	Matching RSUs							18,684			656,369
	3/01/2024	PSUs[2]				8,413	33,651	50,477				980,456
	3/01/2024	RSUs							14,422			506,645
Mr. Navio		PBP[1]	56,875	1,137,500	1,365,000							
	3/01/2024	Matching RSUs							17,823			626,122
	3/01/2024	PSUs[2]				16,501	66,005	99,008				1,923,122
	3/01/2024	RSUs							28,289			993,793
Mr. Onell		PBP[1]	43,125	862,500	1,035,000							
	3/01/2024	Matching RSUs							15,616			548,590
	3/01/2024	PSUs[2]				9,092	36,366	54,549				1,059,560
	3/01/2024	RSUs							15,586			547,536
Ms. La Lande		PBP[1]	45,000	900,000	1,080,000							
	3/01/2024	PSUs[2]				14,696	58,783	88,175				1,712,701
	3/01/2024	RSUs							25,193			885,030

(1) Payments are based on achievement of individual and financial performance goals. The financial multiplier was calculated based upon PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversion for 2024 PBP awards, which has a Threshold payout level of 50%, and Maximum payout level of 120%. Threshold amounts also reflect a minimum individual performance score of 10%, while Target amounts reflect an individual performance score of 100%, and Maximum amounts reflect an individual performance score of 100%. Annual incentive award payments were made in cash to each NEO after the end of 2024 based on actual results achieved. Actual amounts earned are reflected in the *Summary Compensation Table*.

(2) Granted under the 2020 Omnibus Incentive Plan. The performance metric was approved by the Compensation Committee on February 4, 2024. The Target number of shares shown in the table reflects the number of shares of common stock that will be earned if each of the performance metrics are achieved at target levels by December 26, 2026. Actual shares awarded will vest 75% on the third anniversary of the grant date and the final 25% will vest on the fourth anniversary of the grant date. The performance target is based on achievement of relative TSR (40%), Organic Net Sales CAGR (30%), and Cumulative Free Cash Flow (30%) targets over a three-year performance period. The Company will compare achieved TSR over the performance period versus the 13 companies identified in the performance peer group. Dividends are not earned on the PSUs.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth each NEO's outstanding equity awards as of the end of our 2024 fiscal year.

			Option Awards				Stock Awards			
Name	**Grant Date**	**Grant Type**	**Number of Securities Underlying Unexercised Options Exercisable (#)**	**Number of Securities Underlying Unexercised Options Unexercisable (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested[1] ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)**
Mr. Abrams-Rivera	3/1/2024	Matching RSUs					47,160[2]	1,446,869		
	3/1/2024	PSUs							112,084[3]	3,438,737
	3/1/2024	RSUs					50,365[4]	1,545,198		
	3/1/2023	Matching RSUs					30,579[2]	938,164		
	3/1/2023	PSUs							82,033[5]	2,516,772
	3/1/2023	RSUs					38,521[6]	1,181,824		
	3/1/2022	Matching RSUs					27,139[2]	832,625		
	3/1/2022	PSUs (annual)							10,342[7]	317,293
	3/1/2022	PSUs (merit/ retention)							62,048[8]	1,903,633
	3/1/2022	RSUs (annual)					11,817[9]	362,546		
	3/1/2022	RSUs (merit/ retention)					47,268[10]	1,450,182		
	3/1/2022	Stock Options		5,171[11]	38.68	3/1/2032				
	3/1/2021	PSUs (annual)							10,111[12]	310,205
	3/1/2021	RSUs (annual)					8,118[13]	249,060		
	3/1/2021	Stock Options	5,393		37.09	3/1/2031				
	6/1/2020	Stock Options	82,183		30.42	6/1/2030				
Mr. Maciel	3/1/2024	Matching RSUs					30,646[2]	940,219		
	3/1/2024	PSUs							72,855[3]	2,235,191
	3/1/2024	RSUs					32,737[4]	1,004,371		
	3/1/2023	Matching RSUs					18,411[2]	564,849		
	3/1/2023	PSUs							62,094[5]	1,905,044
	3/1/2023	RSUs					29,159[6]	894,598		
	3/1/2022	Matching RSUs					15,129[2]	464,158		
	3/1/2022	PSUs (annual)							5,171[7]	158,646
	3/1/2022	PSUs (merit/ retention)							31,024[8]	951,816
	3/1/2022	RSUs (annual)					5,908[9]	181,257		
	3/1/2022	RSUs (merit/ retention)					23,634[10]	725,091		
	3/1/2022	Stock Options (annual)		2,586[11]	$38.68	3/1/2032				
	3/1/2021	PSUs (merit/ retention)							4,044[12]	124,070
	3/1/2021	RSUs (merit/ retention)					3,250[13]	99,710		
	3/1/2021	Stock Options (annual)	2,562		$37.09	3/1/2031				
	8/16/2019	Stock Options	39,355		$25.41	8/16/2029				
	3/1/2016	Stock Options	19,315		$77.66	3/1/2026				
	8/20/2015	Stock Options	26,937		$74.25	8/20/2025				

Name	Grant Date	Grant Type	Option Awards: Number of Securities Underlying Unexercised Options Exercisable (#)	Option Awards: Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Awards: Option Exercise Price ($)	Option Awards: Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Stock Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Mr. Lima	3/1/2024	Matching RSUs					19,589[2]	600,991		
	3/1/2024	PSUs							33,651[3]	1,032,413
	3/1/2024	RSUs					15,121[4]	463,912		
	3/1/2023	Matching RSUs					14,479[2]	444,216		
	3/1/2023	PSUs							26,229[5]	804,706
	3/1/2023	RSUs					12,317[6]	377,886		
	3/1/2022	Matching RSUs					10,054[2]	308,457		
	3/1/2022	PSUs (annual)							4,538[7]	139,226
	3/1/2022	PSUs (merit/ retention)							15,512[8]	475,908
	3/1/2022	RSUs (annual)					5,185[9]	159,076		
	3/1/2022	RSUs (merit/ retention)					11,817[10]	362,546		
	3/1/2022	Stock Options (annual)		2,269[11]	38.68	3/1/2032				
	3/1/2021	PSUs (merit/ retention)							6,066[12]	186,105
	3/1/2021	RSUs (merit/ retention)					4,871[13]	149,442		
	3/1/2021	Options (annual)	2,144		37.09	3/1/2031				
	8/16/2019	Stock Options	39,355		25.41	8/16/2029				
Mr. Navio	3/1/2024	Matching RSUs					18,686[2]	573,286		
	3/1/2024	PSUs							66,005[3]	2,025,033
	3/1/2024	RSUs					29,660[4]	909,969		
	3/1/2023	Matching RSUs					11,192[2]	343,371		
	3/1/2023	PSUs							34,180[5]	1,048,642
	3/1/2023	RSUs					16,052[6]	492,475		
	3/1/2022	PSUs (annual)							3,878[7]	118,977
	3/1/2022	PSUs (merit/ retention)							23,268[8]	713,862
	3/1/2022	RSUs (annual)					4,431[9]	135,943		
	3/1/2022	RSUs (merit/ retention)					17,724[10]	543,772		
	3/1/2022	Stock Options (annual)		1,939[11]	38.68	3/1/2032				
	3/1/2022	Stock Options (merit/ retention)		64,633[11]	38.68	3/1/2032				
	3/1/2021	PSUs (merit/ retention)							3,033[12]	93,052
	3/1/2021	RSUs (merit/ retention)					2,435[13]	74,706		
	3/1/2021	Stock Options (annual)	977		37.09	3/1/2031				
	3/1/2018	Stock Options	52,325		66.89	3/1/2028				

			Option Awards				Stock Awards			
Name	Grant Date	Grant Type	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Mr. Onell	3/1/2024	Matching RSUs					16,373[2]	502,324		
	3/1/2024	PSUs							36,366[3]	1,115,709
	3/1/2024	RSUs					16,341[4]	501,342		
	3/1/2023	Matching RSUs					11,110[2]	340,855		
	3/1/2023	PSUs							33,948 [5]	1,041,525
	3/1/2023	RSUs					15,944[6]	489,162		
	3/1/2022	Matching RSUs					13,199[2]	404,945		
	3/1/2022	PSUs (annual)							3,568[7]	109,466
	3/1/2022	PSUs (merit/ retention)							23,268[8]	713,862
	3/1/2022	RSUs (annual)					4,075[9]	125,021		
	3/1/2022	RSUs (merit/ retention)					17,724[10]	543,772		
	3/1/2022	Stock Options (annual)		1,784[11]	38.68	3/1/2032				
	3/1/2021	PSUs (merit/ retention)							4,044[12]	124,070
	3/1/2021	RSUs (merit/ retention)					3,250[13]	99,710		
	3/1/2021	RSUs (merit/ retention)					8,059[13]	247,250		
	3/1/2021	Stock Options (annual)	1,719		37.09	3/1/2031				
Ms. La Lande[14]	—	—	—	—	—	—	—	—	—	—

(1) The market value of the shares that have not vested is based on the closing price of $30.68 for Kraft Heinz common stock on December 27, 2024, the last trading day of our fiscal year.

(2) Total includes DEUs that are subject to the same terms as the original grant. The Matching RSUs vested or are scheduled to vest on: March 1, 2025 for awards granted on March 1, 2022; March 1, 2026 for awards granted on March 1, 2023; and March 1, 2027 for awards granted on March 1, 2024.

(3) These awards are scheduled to vest 75% on March 1, 2027 and 25% on March 1, 2028 based upon achievement of performance conditions for the 2024 PSUs.

(4) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 75% on March 1, 2027 and 25% on March 1, 2028.

(5) These awards are scheduled to vest 75% on March 1, 2026 and 25% on March 1, 2027 based upon achievement of performance conditions for the 2023 PSUs.

(6) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 75% on March 1, 2026 and 25% on March 1, 2027.

(7) These awards are scheduled to vest on March 1, 2025 with a performance metric based on a three-year average TSR performance relative to the performance peer group.

(8) These awards are scheduled to vest 75% on March 1, 2025 and 25% on March 1, 2026 based upon achievement of performance conditions for the 2022 PSUs.

(9) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 100% on March 1, 2025.

(10) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 75% on March 1, 2025 and 25% on March 1, 2026.

(11) These awards are scheduled to vest 100% on March 1, 2025.

(12) The Compensation Committee has certified that the achievement of the performance conditions for these awards has been met. The outstanding portion of these awards is scheduled to vest on March 1, 2025.

(13) Total includes DEUs that are subject to the same terms as the original grant. The outstanding portion of these awards is scheduled to vest on March 1, 2025.

(14) Ms. La Lande stepped down from the Company effective August 2, 2024 and received prorated matching restricted stock units ("RSUs") from participating in the Company's Bonus Investment Plan granted on March 1, 2022 and March 1 2023, and dividend equivalent units accrued on such RSUs, which would otherwise vest three years after grant. All other outstanding awards forfeited on the date of separation.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth option exercises and stock vested for each of our NEOs as of the end of our 2024 fiscal year.

	Option Awards		Stock Awards[(1)]	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Abrams-Rivera	—	—	227,561	7,994,218
Mr. Maciel	—	—	69,140	2,433,193
Mr. Lima	—	—	83,976	2,955,457
Mr. Navio	—	—	33,817	1,191,273
Mr. Onell	—	—	70,371	2,472,133
Ms. La Lande	—	—	74,142	2,627,456

(1) The following table provides details of the stock awards that vested and value realized:

Name	Grant Date	Vesting Date	Number of Shares	Stock Price on Vesting Date ($)[(2)]	Value Realized on Vesting ($)	Description
Mr. Abrams-Rivera	3/2/2020	3/2/2024	47,948	35.13	1,684,413	Shares underlying an award of PSUs, the remaining 25% vested
	3/1/2020	3/1/2024	56,893	35.13	1,998,651	Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested
	3/1/2021	3/1/2024	10,785	35.13	378,877	Shares underlying an award of PSUs, 100% of which vested
	3/1/2021	3/1/2024	30,332	35.13	1,065,563	Shares underlying an award of PSUs, of which 75% vested
	3/1/2021	3/1/2024	12,257	35.13	430,588	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2021	3/1/2024	46,449	35.13	1,631,753	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2021	3/1/2024	22,897	35.13	804,372	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
Mr. Maciel	6/1/2020	6/1/2024	8,218	35.37	290,671	Shares underlying an award of PSUs, the remaining 25% vested
	6/1/2020	6/1/2024	9,719	35.37	343,761	Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested
	3/1/2021	3/1/2024	5,123	35.13	179,971	Shares underlying an award of PSUs, 100% of which vested
	3/1/2021	3/1/2024	12,133	35.13	426,232	Shares underlying an award of PSUs, of which 75% vested
	3/1/2021	3/1/2024	5,822	35.13	204,527	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2021	3/1/2024	18,967	35.13	666,311	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2021	3/1/2024	9,158	35.13	321,721	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
Mr. Lima	6/1/2020	6/1/2024	10,273	35.37	363,356	Shares underlying an award of PSUs, the remaining 25% vested
	6/1/2020	6/1/2024	12,146	35.37	429,604	Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested
	3/1/2021	3/1/2024	4,287	35.13	150,602	Shares underlying an award of PSUs, 100% of which vested
	3/1/2021	3/1/2024	18,200	35.13	639,366	Shares underlying an award of PSUs, of which 75% vested
	3/1/2021	3/1/2024	4,871	35.13	171,118	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
	3/1/2021	3/1/2024	20,461	35.13	718,795	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2021	3/1/2024	13,738	35.13	482,616	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
Mr. Navio	6/1/2020	6/1/2024	4,931	35.37	174,409	Shares underlying an award of PSUs, the remaining 25% vested
	6/1/2020	6/1/2024	8,744	35.37	309,275	Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested
	3/1/2021	3/1/2024	1,953	35.13	68,609	Shares underlying an award of PSUs, 100% of which vested
	3/1/2021	3/1/2024	9,100	35.13	319,683	Shares underlying an award of PSUs, of which 75% vested
	3/1/2021	3/1/2024	2,220	35.13	77,989	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2021	3/1/2024	6,869	35.13	241,308	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
Mr. Onell	3/1/2021	3/1/2024	26,962	35.13	947,175	Shares underlying an award of PSUs, 100% of which vested
	3/1/2021	3/1/2024	3,438	35.13	120,777	Shares underlying an award of PSUs, 100% of which vested
	3/1/2021	3/1/2024	12,133	35.13	426,232	Shares underlying an award of PSUs, of which 75% vested
	3/1/2021	3/1/2024	3,907	35.13	137,253	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2021	3/1/2024	7,081	35.13	248,756	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2021	3/1/2024	7,692	35.13	270,220	Shares underlying an award of RSUs, including DEUs accrued, 25% of which vested
	3/1/2021	3/1/2024	9,158	35.13	321,721	Shares underlying an award of RSUs, including DEUs accrued, 25% of which vested

Name	Grant Date	Vesting Date	Number of Shares	Stock Price on Vesting Date ($)[2]	Value Realized on Vesting ($)	Description
Ms. La Lande	6/1/2020	6/1/2024	8,218	35.37	290,671	Shares underlying an award of PSUs, the remaining 25% vested
	6/1/2020	6/1/2024	9,719	35.37	343,761	Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested
	3/1/2021	3/1/2024	7,010	35.13	246,261	Shares underlying an award of PSUs, 100% of which vested
	3/1/2021	3/1/2024	12,133	35.13	426,232	Shares underlying an award of PSUs, of which 75% vested
	3/1/2021	3/1/2024	7,966	35.13	279,846	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2021	3/1/2024	9,158	35.13	321,721	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
	3/1/2022	8/2/2024	14,021	36.06	505,597	Shares underlying an award of RSUs, including DEUs accrued, 66% of which vested
	3/1/2023	8/2/2024	5,917	36.06	213,367	Shares underlying an award of RSUs, including DEUs accrued, 33% of which vested

(2) Represents the closing price of Kraft Heinz common stock on the applicable vesting date.

PENSION BENEFITS

None of our NEOs participate in any defined benefit pension arrangements.

NONQUALIFIED DEFERRED COMPENSATION

None of our NEOs participate in any nonqualified deferred compensation arrangements.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The table, footnotes, and narratives below reflect the assumption that a hypothetical termination of employment and/or change in control occurred on the last business day of our 2024 fiscal year.

Name	Element	Involuntary Termination without Cause[1] ($)	Termination upon Change in Control [2] ($)	Termination due to Death or Disability[3] ($)	Termination due to Retirement[4] ($)
Mr. Abrams-Rivera	Salary	2,200,000	2,200,000	—	—
	Bonus	—	6,600,000	1,340,495	1,340,495
	Intrinsic Value of Accelerated Equity	3,401,601	3,401,601	16,651,754	8,770,768
	Health and Wellness Benefits[5]	42,882	42,882	—	—
	Outplacement Assistance	4,000	4,000	—	—
	TOTAL	**5,648,483**	**12,248,483**	**17,992,249**	**10,111,263**
Mr. Maciel	Salary	1,087,500	1,087,500	—	—
	Bonus	—	2,175,000	602,783	602,783
	Intrinsic Value of Accelerated Equity	1,840,382	1,840,382	10,328,361	5,423,488
	Health and Wellness Benefits[5]	32,161	32,161	—	—
	Outplacement Assistance	4,000	4,000	—	—
	TOTAL	**2,964,043**	**5,139,043**	**10,931,144**	**6,026,271**
Mr. Lima	Salary	877,500	877,500	—	—
	Bonus	—	1,316,250	377,295	377,295
	Intrinsic Value of Accelerated Equity	1,113,458	1,113,458	5,574,495	3,114,634
	Health and Wellness Benefits[5]	32,161	32,161	—	—
	Outplacement Assistance	4,000	4,000	—	—
	TOTAL	**2,027,119**	**3,343,369**	**5,951,790**	**3,491,929**

Name	Element	Involuntary Termination without Cause[(1)] ($)	Termination upon Change in Control [(2)] ($)	Termination due to Death or Disability[(3)] ($)	Termination due to Retirement[(4)] ($)
Mr. Navio	Salary	971,394	971,394	—	—
	Bonus	—	1,706,250	335,064	335,064
	Intrinsic Value of Accelerated Equity	2,404,472	2,404,472	9,115,519	5,063,458
	Health and Wellness Benefits[(5)]	32,161	32,161	—	—
	Outplacement Assistance	4,000	4,000	—	—
	TOTAL	**3,412,027**	**5,118,277**	**9,450,583**	**5,398,522**
Mr. Onell	Salary	860,822	860,822	—	—
	Bonus	—	1,293,750	227,424	227,424
	Intrinsic Value of Accelerated Equity	1,328,681	1,328,681	6,413,746	3,750,599
	Health and Wellness Benefits[(5)]	32,161	32,161	—	—
	Outplacement Assistance	4,000	4,000	—	—
	TOTAL	**2,225,664**	**3,519,414**	**6,641,170**	**3,978,023**
Ms. La Lande[(6)]		—	—	—	—

(1) As of the last day of our 2024 fiscal year, in the event of a termination by the Company other than for cause (as defined in the Severance Plan, which is described below), our Severance Plan generally provides for vesting (including acceleration of vesting) of outstanding equity awards or eligible equity awards in accordance with the applicable award agreement and plan, 24 months of base salary for the CEO and 18 months of base salary for senior executives, payable in a lump sum as soon as possible after termination, and Company-paid COBRA for U.S.-based employees for the severance period and outplacement services, for senior executives with a signed and not revoked release of claims who comply with any applicable post-employment obligations.

- 2022 RSUs (including Matching RSUs) vest 66.66%; 2022 PSUs vest 66.66%; 2022 merit PSUs vest 50%; 2022 merit RSUs vest 50%; 2023 Matching RSUs vest 33.33%; 2023 RSUs vest 25%; 2022 stock options vest 66.66%; and
- 2021 merit RSUs, 2021 merit PSUs, 2022 PSUs and merit PSUs, 2023 PSUs and merit PSUs, 2024 RSUs (including Matching RSUs), and 2024 PSUs are forfeited.

Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $30.68, the closing price of Kraft Heinz common stock on December 27, 2024 (the last trading day of our fiscal year), and the exercise price of the options.

(2) As of the last day of our 2024 fiscal year, in the event of a qualifying termination during the change in control period (as defined in the CIC Plan), our CIC Plan generally provides for vesting (including acceleration of vesting) of outstanding equity awards in accordance with the applicable award agreement and plan and a payment equal to (i) 1.5 times the sum (for NEOs other than the CEO) and two times the sum (for the CEO) of annual rate of regular pay and target PBP bonus, payable in a lump sum as soon as possible after the change in control, (ii) a pro-rated PBP bonus for the year of termination at target level of achievement, payable at the same time as other performance bonuses are paid, and (iii) Company-paid COBRA for U.S.-based employees for the severance period and outplacement services, for NEOs (including the CEO) with a signed and not revoked release and restrictive covenant agreement.

- 2022 RSUs (including Matching RSUs) vest 66.66%; 2022 PSUs vest 66.66%; 2022 merit PSUs vest 50%; 2022 merit RSUs vest 50%; 2023 Matching RSUs vest 33.33%; 2023 RSUs vest 25%; 2022 stock options vest 66.66%; and
- 2021 merit RSUs, 2021 merit PSUs, 2022 PSUs and merit PSUs, 2023 PSUs and merit PSUs, 2024 RSUs (including Matching RSUs), and 2024 PSUs are forfeited.

Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $30.68, the closing price of Kraft Heinz common stock on December 27, 2024 (the last trading day of our fiscal year), and the exercise price of the options.

(3) As of the last day of our 2024 fiscal year, in the event of a death or disability:

- 2022, 2023, 2024 RSUs (including Matching RSUs); 2021, 2022 merit RSUs; and 2021, 2022 merit PSUs; 2022, 2023, 2024 PSUS; and 2022 stock options fully vest.

Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $30.68, the closing price of Kraft Heinz common stock on December 27, 2024 (the last trading day of our fiscal year), and the exercise price of the options.

(4) As of the last day of our 2024 fiscal year, in the event of a termination due to retirement:

- 2022, 2023 RSUs (including Matching RSUs); 2023 merit RSUs; and 2021, 2022 merit PSUs; 2022, 2023 PSUS; and 2022 stock options fully vest; and
- 2022 merit RSUs; 2024 PSUs; and 2024 RSUs (including Matching RSUs) are forfeited.

Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $30.68, the closing price of Kraft Heinz common stock on December 27, 2024 (the last trading day of our fiscal year), and the exercise price of the options.

(5) Amount reflects medical and dental benefit coverage continuation under COBRA, less the executive premium contribution.

(6) As disclosed in our Current Report on Form 8-K filed on August 5, 2024, Ms. La Lande stepped down as EVP and Chief Legal and Corporate Affairs Officer effective August 2, 2024. In 2024, she received a base salary of $430,769, health and welfare benefits of $14,530, accrued vacation payout of $13,462, and in recognition of her actual performance for 2024 and in consideration for her remaining as an advisor and agreeing to restrictive covenants pursuant to a separation agreement, Ms. La Lande received a pro-rata payment of her annual bonus in the amount of $290,999 under the Company's Performance Bonus Plan. In addition, matching restricted stock units ("RSUs") that Ms. La Lande received from participating in the Company's Bonus Investment Plan and dividend equivalent units accrued on such RSUs, which would otherwise vest three years after grant, vested pro rata at 33% for her 2023 grant and 66% for her 2022 grant in the amount of $718,964.

SEVERANCE PAY PLAN

Effective January 1, 2023, the Board approved The Kraft Heinz Company Amended & Restated Severance Pay Plan for Salaried Employees (the "Severance Plan"). Under the Severance Plan, salaried employees, including the CEO and the other NEOs, who experience a qualifying termination will be eligible to receive severance payments and benefits as follows:

- Severance pay equal to 24 months of base salary for the CEO and 18 months of base salary for senior executives, as defined in the plan;
- Health and welfare benefits continued for 24 months following the qualifying termination for the CEO and 18 months following the qualifying termination for senior executives, as defined in the Severance Plan;
- Outplacement services to assist covered employees with their transition to new employment; and
- Vesting (including acceleration of vesting) of outstanding equity awards in accordance with the terms of the applicable award agreement and plan.

In order to receive severance payments and benefits under the Severance Plan, recipients must agree to a non-revocable release of claims and continued compliance with restrictive covenants, including non-competition and non-solicitation obligations.

CHANGE IN CONTROL SEVERANCE PLAN

For more information regarding the CIC Plan, see above under *—Compensation Discussion and Analysis—Other Compensation Policies and Practices—Change in Control Severance Plan*.

EQUITY AWARDS

The Compensation Committee approved the terms of award agreements for equity awards (options, PSUs, Matching RSUs, and RSUs) granted under the 2020 Omnibus Incentive Plan. For all awards issued under these agreements, the award recipient's termination due to death or disability would result in such awards being fully vested and exercisable, in the case of PSUs to the extent the performance conditions had been satisfied.

PAY RATIO DISCLOSURE

In accordance with SEC rules, we disclose the annual total compensation of Mr. Abrams-Rivera, our CEO for our 2024 fiscal year, and our median employee, as well as the ratio of the annual total compensation of Mr. Abrams-Rivera relative to the annual total compensation of our median employee. For our 2024 fiscal year:

	Annual Total Compensation ($)	Pay Ratio Estimate
CEO	8,999,384	**140:1**
Our median employee	64,383	

METHODOLOGY

Under SEC rules, we select a methodology for identifying our median employee most appropriate based on our size, organizational structure, and compensation plans, policies, and procedures using our best judgment. As permitted under SEC rules, we determined that there have not been any changes to our employee population and compensation arrangements from fiscal year 2024 that we believe would result in a significant change to our pay ratio disclosure. As a result, for 2024, we used the same median employee that was identified for fiscal year 2023.

Our median employee as of December 1, 2023 was a full-time hourly U.S. factory employee. To identify our median employee, we examined 2023 base salaries plus target incentive bonuses for our employee population, excluding our Chief Executive Officer, as of December 1, 2023. We believe the use of base salaries plus target incentive bonus for all employees is a consistently applied compensation measure because we do not widely distribute annual equity awards to employees and because we believe that this measure reasonably reflects the total annual compensation of our employees. In accordance with SEC rules, we include all full-time, part-time, temporary, and seasonal employees worldwide. We exclude independent contractors, student interns, and individuals who became employees as the result of acquisitions for the fiscal year in which the transaction became effective. In 2024, we did not have any employees omitted related to acquisitions.

We calculated annual total compensation in accordance with the disclosure rules and requirements for our NEOs under the *Summary Compensation Table*.

As SEC rules allow companies to adopt a variety of methodologies for identifying a median employee and calculating the pay ratio, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their individual employee populations and compensation practices, the pay ratio reported by other companies, including companies in our compensation peer group, may not be comparable to our pay ratio.

PAY VERSUS PERFORMANCE DISCLOSURE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid ("CAP") and certain financial performance of the Company. Unless the context requires otherwise, references to years below mean our fiscal years.

PAY VERSUS PERFORMANCE TABLE

					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table (SCT) Total for CEO[1] ($)	Compensation Actually Paid (CAP) to CEO[2] ($)	Average SCT Total for Non-CEO NEOs[3] ($)	Average CAP to Non-CEO NEOs[4] ($)	Total Shareholder Return (TSR)[5] ($)	Peer Group TSR[6] ($)	Net Income[7] ($ in millions)	Adjusted Operating Income[8] ($ in millions)
2024	8,999,384	4,758,413	4,021,616	3,099,815	122.27	$125.01	2,746	5,360
2023	11,359,250	8,155,888	6,765,828	5,379,052	140.65	$126.06	2,846	5,297
2022	7,098,246	11,036,341	5,609,580	9,451,924	148.13	$132.48	2,368	4,989
2021	8,605,599	6,901,200	6,259,577	7,248,556	123.00	$119.88	1,024	5,268
2020	6,140,131	13,126,331	9,160,325	15,041,961	117.05	$105.53	361	5,558

(1) The dollar amounts reported are the amounts of Total Compensation reported in the Summary Compensation Table for each corresponding fiscal year.

(2) The dollar amounts reported represent the amount of CAP calculated in accordance with SEC rules. The amounts do not reflect the actual amount of compensation earned by, or paid during, the applicable year. To calculate CAP, the following amounts were deducted from and added to Total Compensation reflected in the *Summary Compensation Table*:

RECONCILIATION OF SCT TOTAL FOR CEO TO CAP TO CEO:

CAP to CEO	2024	2023	2022	2021	2020
Summary Compensation Table (SCT) Total[(i)]	8,999,384	11,359,250	7,098,246	8,605,599	6,140,131
(Less), value of Stock Awards and Option Awards reported in SCT[(ii)]	6,533,365	6,264,792	2,875,162	3,743,976	360,783
Plus, year-end fair value of outstanding and unvested equity awards granted in the year[(iii)]	5,388,537	6,295,041	3,026,056	3,558,241	484,088
Plus, fair value as of vesting date of equity awards granted and vested in the year[(iv)]	—	—	—	—	—
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years[(iii)]	(3,116,715)	(730,077)	2,843,969	(4,612,721)	6,862,895
Plus (less), change in fair value from the prior year-end through the vesting date of equity awards granted in prior years that vested in the year[(iii)]	(384,603)	(2,503,534)	1,654,310	3,094,057	—
Less, prior year-end fair value for any equity awards forfeited in the year[(iii)]	—	—	(711,078)	—	—
CAP to CEO[(a)(b)(c)]	**4,758,413**	**8,155,888**	**11,036,341**	**6,901,200**	**13,126,331**

(i) In 2024 Mr. Abrams-Rivera did not receive a cash bonus other than his PBP payout reflected in Non-Equity Incentive Compensation. In 2020, 2021, 2022 and 2023, Mr. Patricio did not receive a cash bonus other than his PBP payout reflected in Non-Equity Incentive Compensation.

(ii) Deductions include the total grant date fair value of awards as reported in the Summary Compensation Table for each applicable fiscal year.

(iii) Additions include the aggregate sum of: increase by fair value of awards granted during the applicable year that remain unvested as of the applicable fiscal year end, determined at the applicable fiscal year end; increase or decrease by change in fair value of outstanding unvested prior year awards that remain unvested at the applicable fiscal year end as compared to the fair value as of the prior fiscal year end; increase or decrease by the change in fair value of prior fiscal awards that vested during the applicable year as of the vesting date as compared to the fair value as of the prior fiscal year end; deduction of fair value of the prior year awards as of the prior fiscal year end that were forfeited during the applicable year; increase by the amount of dividends paid on unvested awards during the applicable year prior to the vesting date; increase by incremental fair value of stock options modified during the applicable year.

(iv) In 2020, 2021, 2022, 2023, and 2024 we did not grant any awards that vested in the same year they were granted.

(v) In 2019, Mr. Patricio was granted new hire awards of PSUs and RSUs in the aggregate amount of $35 million, conditioned on his investment of $20 million to purchase shares of the Company stock, with a four-year holding requirement. He was not eligible to receive additional equity awards in 2020, 2021, and 2022, other than matching RSUs that may be granted to Mr. Patricio through his participation in our Bonus Investment Plan.

(vi) Mr. Patricio was also granted a new hire award of PSUs based on the achievement of certain Company stock price targets. As of fiscal year-end 2022, the target had not been met.

(vii) In 2023, Mr. Patricio became eligible to receive equity awards.

(3) The dollar amounts reported represent the average of the amounts reported for the Company's NEOs as a group (excluding our CEO) under Total Compensation column of the *Summary Compensation Table* in each applicable year. Our non-CEO NEOs included for purposes of calculating the average amounts in each applicable year:

- 2024: Mr. Maciel, Mr. Lima, Mr. Navio, Mr. Onell, and Ms. La Lande;
- 2023: Mr. Maciel, Mr. Abrams-Rivera, Ms. La Lande, and Mr. Oliveira;
- 2022: Mr. Basilio, Mr. Maciel, Mr. Abrams-Rivera, Ms. La Lande, and Mr. Oliveira;
- 2021: Mr. Basilio, Mr. Abrams-Rivera, Ms. La Lande, and Mr. Oliveira; and
- 2020: Mr. Basilio, Mr. Abrams-Rivera, Mr. Oliveira, and Flavio Torres.

Mr. Oliveira's compensation was paid in British pounds (£) and Mr. Torres' compensation was paid in Brazilian real (R$). The amounts used for the NEO Average SCT Total Compensation for Other NEOs are based on the 12-month average exchange rate for the calendar year as reported in the *Summary Compensation Table* for the applicable year. For Mr. Oliveira, the applicable exchange rates were $1 to £0.80 for 2023, $1 to £0.85 for 2022, $1 to £0.73 for 2021, and $1 to £0.777 for 2020. For Mr. Torres, the applicable exchange rate was $1 to R$5.4 for 2020.

(4) The dollar amounts reported represent the average amount of CAP to the NEOs as a group (excluding our CEO), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding our CEO) during the applicable fiscal year. In accordance with the SEC rules, the following adjustments were made to average total compensation for the NEOs as a group (excluding our CEO) for each year to determine the CAP, using the same methodology described above in Note 2. To calculate the CAP, the following amounts were deducted from and added to the Summary Compensation Table total compensation:

RECONCILIATION OF AVERAGE SCT FOR NON-CEO NEOS TO AVERAGE CAP TO NON-CEO NEOS:

CAP to Non-CEO NEOs	2024	2023	2022	2021	2020
Summary Compensation Table (SCT) Total[(i)(ii)]	4,021,616	6,765,828	5,609,580	6,259,577	9,160,325
Less, value of Stock Awards and Option Awards reported in SCT[(iii)]	1,351,927	3,057,950	2,479,584	1,902,553	10,181,443
Plus, year-end fair value of outstanding and unvested equity awards granted in the year[(iv)]	1,867,990	3,127,635	2,666,378	1,616,112	13,273,785
Plus, fair value as of vesting date of equity awards granted and vested in the year[(v)]	—	—	—	—	—
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years[(iv)]	(1,478,651)	(681,776)	3,238,765	712,113	2,789,294
Plus (less) change in fair value from the prior year-end through the vesting date of equity awards granted in prior years that vested in the year[(iv)]	(124,758)	(774,685)	416,784	619,857	—
Less, prior year-end fair value for any equity awards forfeited in the year[(iv)]	—	—	—	(56,550)	—
CAP to Non-CEO NEOs[(a)(b)(c)]	**3,099,815**	**5,379,052**	**9,451,924**	**7,248,556**	**15,041,961**

(i) In 2020, the summary compensation table average is impacted by new hire bonuses and new hire awards.

(ii) In 2021, 2022, and 2023, no non-CEO NEOs received a cash bonus other than their PBP payout reflected in Non-Equity Incentive Compensation. In 2024, Mr. Navio received the third and final installment of a cash bonus in connection with his elevation to Business Unit President, U.S. Zone in January 2022.

(iii) Deductions include the total grant date fair value of awards as reported in the *Summary Compensation Table* for each applicable year.

(iv) Additions include the aggregate sum of: increase by fair value of awards granted during the applicable fiscal year that remain unvested as of the applicable fiscal year end, determined at the applicable fiscal year end; increase or decrease by change in fair value of outstanding unvested prior fiscal year awards that remain unvested at the applicable fiscal year end as compared to the fair value as of the prior fiscal year end; increase or decrease by the change in fair value of prior fiscal year awards that vested during the applicable fiscal year as of the vesting date as compared to the fair value as of the prior fiscal year end; deduction of fair value of the prior fiscal year awards as of the prior fiscal year end that were forfeited during the applicable fiscal year; increase by the amount of dividends paid on unvested awards during the applicable fiscal year prior to the vesting date; increase by incremental fair value of Options modified during the applicable fiscal year.

(v) In 2020, 2021, 2022, 2023 and 2024 we did not grant any awards that vested in the same year they were granted.

(a) For the valuation of stock options, we used the Hull-White I lattice model, under which vested options are expected to be exercised once the stock-to-strike ratio has been achieved, based on a settlement assumption that was derived from the grant-date valuation of the options. All other assumptions were estimated using the same methodology as used to determine the grant date fair value of the options, as disclosed in our 2024 Annual Report.

(b) The estimated fair values of the Company's unvested relative TSR PSU awards were valued using a Monte Carlo simulation as of each relevant measurement date for fiscal years 2021 to 2024.

(c) The Non-dividend Protected PSU fair value was estimated by discounting the fair value of the PSUs based on the dividend yield. Dividend yield was estimated using the quarterly dividend divided by the three-month average stock price, annualized and continuously compounded. The grant date fair value of PSUs is amortized to expense on a straight-line basis over the requisite service period for each separately vesting portion of the awards. We adjust the expense based on the likelihood of future achievement of performance metrics.

(5) Based on an initial fixed investment of $100 on December 26, 2020, the last day of our 2020 fiscal year.

(6) Represents the S&P Consumer Staples Food and Soft Drink Products, which we consider to be our peer group under Regulation S-K Item 201(e), as presented in our 2024 Annual Report. Based on an initial fixed investment of $100 on December 26, 2020, the last day of our 2020 fiscal year. TSR is weighted according to each peer company's stock market capitalization at the beginning of each period for which a return is indicated.

(7) The dollar amounts reported represent the amount of net income reflected in the Company's financial statements for the applicable year.

(8) Our Company selected measure changed from PBP EBITDA to Adjusted Operating Income. This adjustment was made due to the change in our financial multiplier from one metric to three. PBP EBITDA is no longer a financial metric included in our incentive plans for 2024, therefore we selected Adjusted Operating Income which translates to our highest weighted PBP financial measure, PBP Adjusted Operating Income. Our 2024 financial metrics are defined above under *—Compensation Discussion and Analysis —2024 Executive Compensation Program—Annual Cash-Based Performance Bonus Plan (PBP)—Financial Measure*.

LIST OF FINANCIAL PERFORMANCE MEASURES

The following represent the most important metrics we used to determine CAP for 2024, as further detailed in the *Compensation Discussion and Analysis* in this Proxy Statement:

- Adjusted Operating Income
- PBP Adjusted Operating Income
- PBP Organic Net Sales
- PBP Free Cash Flow conversion
- PBP Adjusted Gross Profit Margin
- Market share

CUMULATIVE TSR

PEER GROUP

The TSR peer group includes S&P Consumer Staples Good and Soft Drink Products companies, as also disclosed in our 2024 Annual Report. Companies included in the S&P Consumer Staples Food and Soft Drink Products index change periodically and are presented on the basis of the index as it is comprised on December 28, 2024. The peer group used for this pay versus performance disclosure differ from the peer groups we use for compensation and the TSR performance measure in our PSU awards. For additional information on our compensation and performance peer groups, see above under *—Compensation Discussion and Analysis—Compensation Structure and Goals—Year-Round Executive Compensation-Setting Process—Role of Peer Groups*.

TSR COMPARISON


$250
$200
$150
$100
$50
$0
December 27, 2019
December 24, 2020
December 23, 2021
December 30, 2022
December 29, 2023
December 27, 2024
Kraft Heinz
S&P Consumer Staples Packaged Food & Soft Drinks

We consider the S&P Consumer Staples Food and Soft Drink Products our peer group under Regulation S-K Item 201(e), as presented in our 2024 Annual Report.

COMPENSATION ACTUALLY PAID

CAP VERSUS COMPANY CUMULATIVE TSR



Compensation Actually Paid (CAP)
$ in millions
$16
$14
$12
$10
$8
$6
$4
$2
$0
$15.04
$13.13
$117.05
$123.00
$6.90
$7.25
$11.04
$148.13
$9.45
$140.65
$8.16
$5.38
$122.27
$4.76
$3.10
2020
2021
2022
2023
2024
$200
$175
$150
$125
$100
$75
$50
$25
$0
Total Shareholder Return (TSR)
Value of Initial Fixed $100 Investment
CAP to CEO
Average CAP to Non-CEO
Company TSR

CAP to our CEO and other NEOs is aligned with the Company's TSR. This is due primarily to the Company's compensation philosophy of meritocracy and the significance of equity-based compensation in our compensation program, which aligns equity to the Company's financial performance.

CAP VERSUS NET INCOME



Compensation Actually Paid (CAP)
$ in millions
$16
$14
$12
$10
$8
$6
$4
$2
$0
$15.04
$13.13
$361
$6.90
$7.25
$1,024
$11.04
$2,368
$9.45
$2,846
$8.16
$5.38
$2,746
$4.76
$3.10
2020
2021
2022
2023
2024
$3,200
$2,800
$2,400
$2,000
$1,600
$1,200
$800
$400
$0
Net Income
$ in millions
CAP to CEO
Average CAP to Non-CEO
Net Income

Net income and the CEO and other NEOs' CAP has fluctuated each year. This is due primarily to the fact that we do not use net income to determine compensation levels or incentive plan payouts.

CAP VERSUS FIVE-YEAR CUMULATIVE ADJUSTED OPERATING INCOME



Compensation Actually Paid (CAP)
$ in millions
$16
$14
$12
$10
$8
$6
$4
$2
$0
$15.04
$13.13
$5,558
$5,268
$6.90
$7.25
$11.04
$9.45
$4,989
$5,297
$8.16
$5.38
$5,360
$4.76
$3.10
2020
2021
2022
2023
2024
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
5-Year Cumulative Adj Operating Income
$ in millions
CAP to CEO
Average CAP to Non-CEO
5-Year Cumulative Adj Operating Income

The CEO and NEOs' CAP has fluctuated each year versus Adjusted Operating Income results primarily due to our philosophy of meritocracy and the fact that Adjusted Operating Income represents one of the metrics we use to determine incentive plan payouts.


Audit
MATTERS


PROPOSAL
3

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Ratify the selection of PricewaterhouseCoopers LLP ("PwC") as our independent auditors for the fiscal year ending on December 27, 2025.



THE BOARD AND AUDIT COMMITTEE RECOMMEND A VOTE FOR THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS KRAFT HEINZ'S INDEPENDENT AUDITORS FOR 2025.

The Audit Committee and the Board are requesting, as a matter of good corporate governance, that stockholders ratify the selection of PwC as our independent auditors for our fiscal year ended December 27, 2025. PwC has served as our independent auditors since 2015 and served as independent auditors to Heinz and its predecessors prior to the Kraft Heinz Merger since 1979.

Following its review, the Audit Committee and the Board believe that the continued retention of PwC to serve as the Company's independent auditors is in the best interests of Kraft Heinz and its stockholders for the following reasons:

Experience and Effectiveness	Strong Independence Controls
Valuable Expertise and Experience. PwC's experience with the Company has given PwC valuable knowledge of our business and operations, accounting policies and practices, and internal control over financial reporting that has enhanced the audit quality.	**Robust Pre-Approval Policies and Limits on Non-Audit Services.** The Audit Committee must pre-approve all audit and non-audit services performed by PwC, including the types of services to be provided and the estimated fees relating to those services.
Audit Effectiveness and Fee Efficiency. PwC's knowledge of our business and control framework enables it to design effective audit plans that cover key risk areas while capturing cost efficiencies in audit scope and internal control testing.	**Thorough Audit Committee Oversight.** The Audit Committee believes that its oversight, which includes ongoing engagement with PwC and a comprehensive annual review process, mitigates any concerns with PwC's tenure.
Maintaining Continuity Avoids Disruption. Bringing on a new auditor, without reasonable cause, would require extensive education and a significant period of time for the new auditor to reach a comparable level of knowledge and familiarity with our business and control framework.	**PwC's Strong Internal Independence Procedures and Regulatory Framework.** PwC conducts periodic internal quality reviews of its audit work and rotates lead partners at least every five years. PwC is also subject to PCAOB inspections, peer reviews, and PCAOB and SEC oversight.

The Audit Committee has the sole authority to appoint our independent auditors, and the Audit Committee and the Board are not required to take any action as a result of the outcome of the vote on this proposal. However, if our stockholders do not ratify the selection, the Audit Committee may investigate the reasons for our stockholders' rejection and consider whether to retain PwC or appoint another independent auditor. Furthermore, even if the selection is ratified, the Audit Committee may appoint a different independent auditor if, in its discretion, it determines that such a change would be in our and our stockholders' best interests.

We expect that representatives of PwC will be present at the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions from stockholders. For additional information about our independent auditors, including our pre-approval policies and PwC's aggregate fees for 2024 and 2023, see *Selection of Independent Auditors*, *Independent Auditors' Fees and Services*, and *Pre-Approval Policy* below.

SELECTION OF INDEPENDENT AUDITORS

The Audit Committee is responsible for the appointment, compensation, oversight, retention, and termination of our independent auditors. Pursuant to its charter, the Audit Committee has authority to approve all audit engagement fees to be paid to the independent auditors. The Audit Committee selected PwC, a registered public accounting firm, as our independent auditors for 2025.

INDEPENDENT AUDITORS' FEES AND SERVICES

Aggregate fees for professional services rendered by our independent auditors, PwC, for fiscal years 2024 and 2023 are set forth in the table below. All fees include out-of-pocket expenses.

	Fiscal Year Ended	
	December 28, 2024	**December 30, 2023**
PwC Fees	***($ thousands)***	
Audit fees[1]	13,406	11,619
Audit-related fees[2]	236	117
Tax fees[3]	2,399	2,745
All other fees[4]	303	2
TOTAL	**16,344**	**14,483**

(1) **Audit fees** include (a) the audit of our consolidated financial statements, including statutory audits of the financial statements of certain of our affiliates, (b) the reviews of our unaudited condensed consolidated interim financial statements (quarterly financial statements), and (c) the reimbursement of legal fees related to litigation subpoenas.

(2) **Audit-related fees** include professional services in connection with accounting consultations and procedures related to various other audit and special reports.

(3) **Tax fees** include professional services in connection with tax compliance and advice.

(4) **All other fees** consist principally of cost benchmarking consulting, software license fees related to research and reporting tools, and services to support regulatory requirements.

PRE-APPROVAL POLICY

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services, and other permissible non-audit services. The pre-approval authority details the particular service or category of service that the independent auditors will perform. The Audit Committee's policy also requires management to report at Audit Committee meetings throughout the year on the actual fees charged by the independent auditors for each category of service. The Audit Committee reviews this policy annually.

During the year, circumstances may arise when it may be necessary to engage the independent auditors for additional services not contemplated in the original pre-approval authority. In those instances, the Audit Committee approves the services before we engage the independent auditors. If pre-approval is needed before a scheduled Audit Committee meeting, the Audit Committee delegated pre-approval authority to its Chair. The Chair must report on such pre-approval decisions at the Committee's next regular meeting.

During our 2024 fiscal year, the Audit Committee pre-approved all audit and non-audit services provided by the independent auditors.

AUDIT COMMITTEE REPORT FOR THE FISCAL YEAR ENDED DECEMBER 28, 2024

To our Stockholders:

Management has primary responsibility for Kraft Heinz's financial statements and the reporting process, including the systems of internal control over financial reporting. The role of the Audit Committee of the Kraft Heinz Board of Directors is to oversee Kraft Heinz's accounting and financial reporting processes and audits of its financial statements. In addition, we assist the Board in its oversight of:

- The integrity of Kraft Heinz's financial statements and Kraft Heinz's accounting and financial reporting processes and systems of internal control over financial reporting and safeguarding the Company's assets;
- Kraft Heinz's compliance with applicable legal and regulatory requirements;
- Kraft Heinz's independent auditors' qualifications, independence, and performance;
- The performance of Kraft Heinz's internal auditors and the internal audit function;
- Kraft Heinz's financial matters and financial strategy; and
- Kraft Heinz's guidelines and policies with respect to risk assessment and risk management.

Our duties include overseeing Kraft Heinz's management, the internal audit department, and the independent auditors in their performance of the following functions, for which they are responsible.

MANAGEMENT

- Preparing Kraft Heinz's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP");
- Establishing and assessing effective financial reporting systems and internal controls and procedures; and
- Reporting on the effectiveness of Kraft Heinz's internal control over financial reporting.

INTERNAL AUDIT DEPARTMENT

- Independently assessing management's system of internal controls and procedures; and
- Reporting on the effectiveness of that system.

INDEPENDENT AUDITORS

- Auditing Kraft Heinz's financial statements;
- Issuing an opinion about whether the financial statements conform with GAAP; and
- Auditing the effectiveness of Kraft Heinz's internal control over financial reporting.

Periodically, we meet, both independently and collectively, with management, the internal auditors, and the independent auditors, among other things, to:

- Discuss the quality of Kraft Heinz's accounting and financial reporting processes and the adequacy and effectiveness of its internal controls and procedures;
- Review significant audit findings prepared by each of the independent auditors and internal audit department, together with management's responses; and
- Review the overall scope and plans for the current audits by the internal audit department and the independent auditors.

Prior to Kraft Heinz's filing of its Annual Report on Form 10-K for the year ended December 28, 2024 with the SEC, we also:

- Reviewed and discussed the audited financial statements with management;
- Discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC;
- Discussed with the independent auditors their evaluation of the accounting principles, practices, and judgments applied by management;
- Discussed all other items the independent auditors are required to communicate to the Audit Committee in accordance with applicable requirements of the PCAOB regarding the independent auditors' communications with the Audit Committee concerning independence;
- Received from the independent auditors the written disclosures and the letter required by the PCAOB describing any relationships with Kraft Heinz that may bear on the independent auditors' independence; and
- Discussed with the independent auditors their independence from Kraft Heinz, including reviewing non-audit services and fees to assure compliance with (i) regulations prohibiting the independent auditors from performing specified services that could impair their independence and (ii) Kraft Heinz's and the Audit Committee's policies.

Based upon the reports and discussions described in this report and without other independent verification, and subject to the limitations of our role and responsibilities outlined in this report and in our written charter, we recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in Kraft Heinz's Annual Report on Form 10-K for the year ended December 28, 2024, which was filed with the SEC on February 13, 2025.

AUDIT COMMITTEE



John C. Pope
Chair



Humberto P. Alfonso



John T. Cahill



Lori Dickerson Fouché



Debby Soo


Stockholder
PROPOSALS


PROPOSAL
4

STOCKHOLDER PROPOSAL — REPORT ON RECYCLABILITY CLAIMS

A stockholder proposal, if properly presented at the Annual Meeting, requesting the Company issue a report by December 2025 providing the factual basis for legitimacy of all recyclable claims made on plastic packaging.

 **THE BOARD RECOMMENDS A VOTE AGAINST PROPOSAL 4.**

Janet Dell from The Last Beach Cleanup, 24551 Del Prado, #4201, Dana Point, CA 92629, the beneficial owner of at least $2,000 of Kraft Heinz's common stock, is the proponent of the following stockholder proposal and has advised that she intends to present this proposal for consideration at the Annual Meeting. We are not responsible for the accuracy or content of the proposal or supporting statement, which are presented as received from the proponent in accordance with SEC rules.

STOCKHOLDER PROPOSAL

WHEREAS: Plastic waste and pollution are increasingly important environmental, social, and public policy issues.

The United States Securities and Exchange Commission, California State Attorney General, public and private lawsuits, and media investigations are challenging the legitimacy of product companies' recyclable labels and mass balance circular content claims related to plastic packaging. In a lawsuit against ExxonMobil filed September 2024, the California State Attorney General alleged that the ISCC certification scheme is a false and misleading marketing scheme. Kraft Heinz is currently employing several types of recyclable labels on plastic packaging that are being legally challenged: "Store Dropoff," "Check Locally," and "Remove Label for Recycling." Other major brands have stopped using such labels on their products. Kraft Heinz has promoted ISCC mass balance certificates to give the appearance of circularity for its plastic packaging.

Store Dropoff: In September 2023, Bloomberg used trackers to prove that Nature Valley Granola Bars are not being recycled through "store drop off" but are being landfilled, incinerated, or exported. In May 2023, an ABC News Investigation garnered significant national negative media attention on the failure of store drop off schemes to recycle plastic bags and argued consumers were misled. The CA Recycling Commission's 2021 letter stating California's existing laws should be enforced and the "recyclable" word and symbol should be removed from plastic bags and films was cited.

Check Locally: 2022 detailed assessments of plastic recycling by Greenpeace established that most plastic packaging, including packaging employed by Kraft Heinz, has very low acceptance rates for recycling (0 to 6% of U.S. population). It is deceptive to consumers and harmful to recycling systems to label such unwanted plastics as recyclable. Check Locally labels are banned by California's Truth in Labeling Law.

We believe Kraft Heinz should be truthful with consumers and not incorrectly label products that contribute to plastic contamination in curbside recycling systems and could incur potential legal liability due to deceptive advertising.

BE IT RESOLVED: In the best interest of the company, shareholders request the board of directors issue a report by December 2025 including the factual basis for legitimacy of all recyclability and recycled content claims made on plastic packaging. The report should be prepared at reasonable cost, omitting confidential information.

SUPPORTING STATEMENT: Proponents recommend the report be led by independent legal and technical experts who have no financial conflicts caused by working for the plastics or plastics recycling industry and include an assessment of the reputational, financial, and operational risks associated with continuing to make deceptive claims on recycled content of plastic products.



KRAFT HEINZ'S STATEMENT IN OPPOSITION

The Board recommends that stockholders vote **AGAINST** this proposal for the reasons explained below.

At Kraft Heinz, a critical part of our food packaging development process is finding recyclable, compostable, and reusable options for consumers. We're also committed to providing consumers with clear information to help increase recycling rates as much as possible. We are also evaluating and will remove label statements that are not supported by or may be problematic under state laws governing recycling information on product labels.

While we encourage recycling among consumers, we also recognize and strive to continuously maintain pace with the complex and rapidly evolving recycling landscape. We believe our current efforts are designed to meet the objectives of the proposal and have a significant impact on improving and reducing our packaging, while reducing risk for the Company and for the environment.

We have stringent internal measures in place, designed to help provide that our on-pack claims are not misleading to consumers. Our on-pack recycling labels are reviewed by our Recyclable, Reusable, and Compostable Committee, which is made up of internal experts from research & development (R&D), legal, and labeling. This cross-functional committee works to substantiate packaging claims or statements across various dimensions of recyclability, including relevant laws, collections/access rates, sortation capabilities, end market value, and consumer communication. The committee references the Federal Trade Commission's Green Guides and reviews packages against industry protocols, like the Association of Plastic Recyclers APR Design® Guide to validate technical performance.

We also carefully monitor updates in legislation, including California's environmental marketing claims law, and take steps designed to comply with all other laws that are applicable to our business. We aim to continue to innovate and advance the recyclability landscape at large while aligning with applicable regulatory requirements. In 2023, we became a founding member of the Circular Action Alliance (CAA), a 501(c)(3) nonprofit Producer Responsibility Organization (PRO) dedicated to improving recycling by implementing extended producer responsibility laws. CAA has been selected as the responsible PRO in California and Colorado and is expected to play a critical role in advancing the recycling landscape.

OUR AMBITIOUS SUSTAINABLE PACKAGING STRATEGY

Our comprehensive approach to packaging seeks to meet extensive packaging regulations, cut waste, conserve natural resources, ensure food safety and quality, and satisfy consumers of our beloved brands. Our team of experts collaborates with suppliers and external packaging specialists to design better packaging that incorporates more recycled and recyclable materials into each design. We partner with a variety of leading organizations and coalitions to explore technical, end-of-life, and infrastructure solutions. We have also partnered with environmental consultancy group Lorax EPI to better understand how much of our packaging is recyclable, reusable, and compostable.

Most of our packaging is made from recyclable materials, including paper, glass, rigid plastic, and metal. However, a portion of our packaging consists of multi-material plastics, such as film and flexible materials. These formats are essential in food packaging, as they protect our products throughout their shelf life, maintain quality, prevent food waste, and meet our customer and consumer expectations.

While these materials offer significant functionality, we recognize that the recycling infrastructure in many countries where we sell our products is not yet advanced enough to efficiently collect, recycle and convert these materials into viable end products at scale. We are actively working to address these challenges by collaborating with stakeholders and exploring innovative solutions to improve the recyclability of these materials and support the development of more advanced recycling systems globally.

We are strengthening our recyclability efforts by continually transforming our portfolio through a reduction in total packaging and the introduction of more sustainable packaging. In 2023, we announced a goal to reduce the use of virgin plastic in our global portfolio by 20% by 2030, equating to over 100 million pounds. This target involves using less plastic in our packaging, incorporating more recycled content, and exploring alternatives to plastic, thus directly addressing many of the primary concerns related to flexible plastic packaging. For example, we have already made significant progress towards this goal with the transition of Kraft Real Mayo, NotMayo, and Miracle Whip to 100% recycled content bottles and jars in the U.S. in 2024. This transition is expected to eliminate approximately 14 million pounds of virgin plastic and reduce greenhouse gas emissions of these bottles and jars by 36% to 43%, depending on the size of packaging.

While we are proud of the progress we have made, we also realize we have significant work remaining to convert the rest of our portfolio to be recyclable, reusable, or compostable. We are continuing to evaluate our sustainable packaging strategy, next-generation packaging goals, and design principles for innovations to align with our company strategy and net zero ambitions, and we are investing in external consortiums and initiatives to drive recycling and composting materials and infrastructure.

WE ARE COLLABORATING TO HELP CREATE A MORE CIRCULAR ECONOMY

We play a leadership role within various industry packaging associations aimed at improving key aspects of sustainable packaging and the circular economy around the globe, including:

- Association of Plastic Recyclers (APR) – APR is an international non-profit organization focused exclusively on improving recycling for plastics. Kraft Heinz technical experts sit on the Film Technical Committee and PET Technical Committee.
- Sustainable Packaging Coalition – The Sustainable Packaging Coalition convenes all sides of the packaging value chain around the education, collaboration, and action needed to advance a circular packaging economy. Kraft Heinz is an active member across multiple collaboratives.
- The Recycling Partnership – The Recycling Partnership has a mission to build a better recycling system, one that delivers the economic and environmental benefits our communities and the hundreds of thousands of people who work throughout the recycling industry deserve. Kraft Heinz is a member and sits on the Film & Flexibles Recycling Coalition Steering Committee.
- U.S. Plastics Pact – The U.S. Plastics Pact brings together businesses, nonprofits, trade organizations, government agencies, and research institutions working to ensure plastics never become waste. Kraft Heinz is a U.S. Pact Activator, member of the Advisory Council, and participant in multiple working groups.

A more extensive list of our packaging industry partnerships is listed in our 2024 ESG Report.

WE ARE INVESTING IN CONSUMER EDUCATION

We believe in investing in education to help provide consumers with the information they need to do their part in creating a more sustainable world. We have been a member of the How2Recycle label program since 2017, using its standardized on-pack recycling guide to inform consumers on packaging recycling. We believe How2Recycle’s labeling program presents one of the best available recycling standards, as it is based on nationally harmonized data and provides consistent and transparent on-package disposal instructions for consumers in the U.S. and Canada. Additionally, we continue to explore alternative solutions to address this dynamic space.

Given our current practices and our ongoing efforts to improve and reduce plastic packaging, the Board believes the Company is addressing the concerns raised in the proposal and the requested report would not provide stockholders with any more meaningful information, particularly considering the cost of such report, and would divert time and resources from our current efforts.



STOCKHOLDER PROPOSAL — REPORT ON PLASTIC PACKAGING

A stockholder proposal, if properly presented at the Annual Meeting, requesting the Company issue a report describing how the Company could address flexible plastic packaging in alignment with the findings of the Pew Charitable Trusts' study, *Breaking the Plastic Wave*, or other authoritative sources, to reduce its contribution to plastic pollution.



THE BOARD RECOMMENDS A VOTE AGAINST PROPOSAL 5.

As You Sow, on behalf of Helen de Freitas Irrev FBO Roger de Freitas, 2020 Milvia St., Suite 500, Berkeley, CA 94704, the beneficial owner of at least $2,000 of Kraft Heinz's common stock, and a co-filer, have submitted and intend to present the following proposal for consideration at the Annual Meeting. We are not responsible for the accuracy or content of the proposal or supporting statement, which are presented as received from the proponents in accordance with SEC rules.

STOCKHOLDER PROPOSAL

WHEREAS: Without immediate and sustained new commitments throughout the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.[1]

The growing plastic pollution crisis poses increasing risks to The Kraft Heinz Company (KHC). Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of packaging they produce.[2] Governments around the world are increasingly enacting such policies, including five new state laws that impose fees on corporations for single-use plastic (SUP) packaging.[3] The European Union has banned ten common SUP pollutants and imposed a tax on non-recycled plastic packaging waste.[4] A French law requires 10% of packaging to be reusable by 2027 and Portugal requires 30% reusable packaging by 2030.[5] Additionally, consumer demand for sustainable packaging is increasing.[6]

Pew Charitable Trusts' groundbreaking study, *Breaking the Plastic Wave* ("Pew Report"), concluded that improved recycling alone is insufficient to address plastic pollution—instead, recycling must be coupled with reductions in use, materials redesign, and substitution.[7] The Pew Report finds that the greatest opportunity to reduce or eliminate plastic lies with flexible packaging, often used for chips, sweets, and condiments among other uses, and virtually unrecyclable in America. With innovation, redesign, and substitution, 26 million metric tons of plastic flexible packaging can be avoided globally.[8]

KHC acknowledges that flexible packaging makes up the majority of the 13% of its packaging that is unrecyclable but has not committed to action to meet its goal for 100% recyclable packaging by 2025.[9] In the absence of immediate action to eliminate flexibles by robustly engaging in research and development of reusable packaging, KHC is on track to fail to meet its 100% recyclable packaging goal.

The Pew Report finds that reducing plastic use is the most viable solution from environmental, economic, and social perspectives, yet broad corporate and stakeholder alignment on flexible packaging solutions is lacking.[10] Our Company could avoid regulatory, environmental, and competitive risks by adopting a comprehensive approach to addressing flexible plastic packaging use at scale.

BE IT RESOLVED: Shareholders request that the Board issue a report, at reasonable expense and excluding proprietary information, describing how Kraft Heinz could address flexible plastic packaging in alignment with the findings of the Pew Report, or other authoritative sources, to reduce its contribution to plastic pollution.

SUPPORTING STATEMENT: The report should, at Board discretion:

- Assess the reputational, financial, and operational risks associated with continuing to use non-recyclable plastic packaging while plastic pollution grows;
- Evaluate actions to achieve fully recyclable packaging including elimination and accelerated research into innovative reusable substitution; and
- Describe opportunities to pre-competitively work with peers to research and develop reusable packaging as an alternative to single-use packaging.

____

[1] https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.4
[2] https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9
[3] https://www.packworld.com/sustainable-packaging/recycling/article/22922253/ameripen-shares-key-lessons-from-early-epr-adopters
[4] https://environment.ec.europa.eu/topics/plastics/single-use-plastics_en
[5] https://www.greenpeace.org/international/story/51843/plastics-reuse-and-refill-laws
[6] https://www.shorr.com/resources/blog/the-2022-sustainable-packaging-consumer-report/
[7] https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9
[8] https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.51; https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.51
[9] https://www.kraftheinzcompany.com/esg/pdf/KraftHeinz-2023-ESG-Report.pdf, p.52
[10] https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.10; https://emf.thirdlight.com/link/pqm3hmtgpwtn-dwj3yc, p.22

KRAFT HEINZ'S STATEMENT IN OPPOSITION



The Board recommends that stockholders vote **AGAINST** this proposal for the reasons explained below.

COMPREHENSIVE APPROACH TO SUSTAINABLE PACKAGING

At Kraft Heinz, we are deeply committed to environmental stewardship, including efforts to reduce our operational footprint and have a positive impact on the environment. We acknowledge the environmental concerns associated with flexible plastic packaging and are actively engaged in initiatives to mitigate these impacts.

Our comprehensive approach includes:

- Setting reduction goals: In 2023, we announced a goal to reduce the use of virgin plastic in our global portfolio by 20% by 2030, over 100 million pounds. This goal involves using less plastic in our packaging, incorporating more recycled content, and exploring alternatives to plastic, thus directly addressing concerns related to flexible plastic packaging. As described in more detail below, we have already made significant progress towards this goal with the transition of Kraft Real Mayo, NotMayo, and Miracle Whip to 100% recycled content of our bottles and jars in the U.S. in 2024. This transition is expected to eliminate approximately 14 million pounds of virgin plastic and reduce greenhouse gas emissions of these bottles and jars by 36% to 43%, depending on the size of packaging.
- Research and development: We invest in the development of recyclable, compostable, and reusable packing solutions. Our ongoing efforts include designing packaging that aligns with industry guidelines, such as those from Association of Plastic Recyclers (APR) and Circular Economy for Flexible Packaging (CEFLEX). As of the end of 2023, 87% of our global packaging portfolio was recyclable, reusable, or compostable.

Further to our packaging priorities, we are investing in the recycling infrastructure needed for films and flexible packaging. While most of our packaging is made from recyclable materials, including paper, glass, rigid plastic, and metal, a portion of our packaging consists of multi-material plastics, such as film and flexible materials. These formats are essential in food packaging, as they protect our products throughout their shelf life, maintain quality, prevent food waste, and meet our customer and consumer expectations.

While these materials offer significant functionality, we recognize that the recycling infrastructure in many countries where we sell our products is not yet advanced enough to efficiently collect, recycle and convert these materials into viable end products at scale. We are actively working to address these challenges by collaborating with stakeholders and exploring innovative solutions to improve the recyclability of these materials and support the development of more advanced recycling systems.

DESIGNING FOR FUTURE RECYCLABILITY

Our strategy for driving improvement in this space focuses on two key pillars: Design and Infrastructure. We are confident that for materials to be recycled at scale, they must be purposefully designed to integrate with the infrastructure that collects, sorts, and converts them into new raw materials.

As part of our commitment to sustainability, we are designing our packaging to meet or exceed existing and future industry standards. For instance, we are working to make our film and flexible portfolio 'Designed for the Future of Recycling' (DFR), aligning with global guidelines such as APR and CEFLEX. We have adopted five of the Consumer Goods Forum's Golden Design Rules, including Design Rule #6, which focuses especially on flexible plastic packaging. To promote accountability, we began separately reporting in 2024 on our flexible plastic packaging that is designed for the future of recycling in full alignment with the key design rule.

In addition, we are heavily investing in and partnering with a broad range of organizations to enhance and develop the critical recycling and composting infrastructure necessary for DFR.

ADVANCEMENT IN RECYCLABLE AND COMPOSTABLE PACKAGING

Further, we are actively exploring alternative materials to plastic in support of our goal to reduce the use of virgin plastic across our portfolio by 20% by 2030 (announced in 2023). We are taking three key actions to drive this ambition: (1) reducing the use of virgin plastic in our packaging, (2) increasing the use of recycled content, and (3) exploring alternatives to plastic.

This builds on our work with U.S., Canada, and U.K. Plastic Pacts to increase recycled content in our packaging as we aim to replace 15% of our U.S. PET rigid plastic packing portfolio with post-consumer recycled content by the end of 2025.

Below are examples of our recent initiatives:

- Shake N' Bake: We removed the plastic 'shaker' bag from the signature packaging to eliminate 900,000 pounds of plastic waste annually.
- Crystal Light: We transitioned our multi-serve Crystal Light packaging from plastic containers to paperboard. The new paperboard packaging is widely recyclable and is anticipated to reduce plastic use by approximately 3 million pounds each year.
- Heinz Beans and Soup: The plastic overwrap on multipack has been converted from film to carton resulting in 500 pounds of plastic saved annually.
- Kraft Real Mayo, NotMayo, and Miracle Whip: As detailed above, we launched Kraft Real Mayo, NotMayo, Miracle Whip in the U.S. with 100% recycled content in our bottles and jars in select sizes, expecting to eliminate 14 million pounds of virgin plastic and reduce carbon emissions.
- Heinz Sauces: The entire Heinz sauce portfolio packaging in the European Union has included 30% rPET, eliminating 11 million pounds of virgin plastic on an annual basis. Additionally, we have removed disruptive additives and components from the bottle and cap to increase the quality of recycled content available for food packaging.

We continue to explore ways to reduce single use plastic by implementing reusable systems, while maintaining the convenience of our products, such as our Heinz Ketchup and sauce dispensing systems.

While we have less control over the recycling infrastructure in the communities where we sell our products, we realize its importance and that it is an industry wide challenge that we must all do our part to address. We have been an active member of The Recycling Partnership's (TRP) Film and Flexibles Recycling Coalition since 2020, where we play a key role on the steering committee. This coalition provides grant funding to communities across North America to enhance the collection, sorting, and end-market development for film and flexible packaging. Additionally, Kraft Heinz is a supporting partner of the Composting Consortium, an industry collaboration led by the Center for the Circular Economy at Closed Loop Partners (CLP), laying the groundwork for a more robust, resilient composting system that can keep organics and compostable packaging in circulation.

In addition to investments through groups like TRP and CLP, we have been proponents of well-designed Extended Producer Responsibility (EPR) programs that provide funding to build the infrastructure needed to recycle a variety of materials after use.

COLLABORATIVE EFFORTS TO ENHANCE RECYCLING

In 2023, we became a founding member of the CAA, a 501(c)(3) nonprofit Producer Responsibility Organization (PRO) approved to implement EPR laws for paper and packaging in California and Colorado.

We view our ongoing effort as a natural continuation of the work we have been doing in this space. Our local teams are working diligently to enable us to meet and refine recyclability and recycled content goals in line with the regulatory requirements.

Finally, as endorsers of the Business Coalition for a Global Plastic Treaty, Kraft Heinz strongly supports the development and implementation of a treaty to address the plastic pollution crisis in a globally coordinated manner. We see the treaty as a critical policy mechanism to accelerate progress in three key areas: reducing plastic production and use through a circular economy approach, increasing the circulation of necessary plastics, and preventing and remediating the leakage of hard-to-abate micro- and macro-plastic leakage into the environment.

Given our current efforts, our Board believes that the adoption of the stockholder proposal would divert management's time and Kraft Heinz resources without providing meaningful benefit to the Company or our stockholder.



STOCKHOLDER PROPOSAL — ADOPT POLICY ON INDEPENDENT BOARD CHAIR

A stockholder proposal, if properly presented at the Annual Meeting, requesting the Board to adopt a policy, and amend the Company's By-Laws as necessary, to require the Board Chair position be held by an independent director.



THE BOARD RECOMMENDS A VOTE AGAINST PROPOSAL 6.

The Accountability Board, Inc., 401 Edgewater Place, #600, Wakefield, MA 01880, the beneficial owner of at least $15,000 of Kraft Heinz stock, has submitted and intends to present the following proposal for consideration at the Annual Meeting. We are not responsible for the accuracy or content of the proposal or supporting statement, which are presented as received from the proponent in accordance with SEC rules.

STOCKHOLDER PROPOSAL

Dear fellow shareholders,

We believe well-defined and stable Board leadership is fundamental to strong governance. Thus, it's highly concerning that Kraft Heinz's (KHC) practices and policies with respect to Board leadership—especially director independence—keep shifting.

Here's the background:

The "Key Corporate Governance Practices" sections of KHC's 2016 through 2020 proxy statements touted that "we have adopted a number of corporate governance practices to promote and enhance the Board's independent leadership, accountability, and oversight" including that "we have an independent Chairman" and that "no member of our management serves on the Board."

But in the 2021 proxy statement, the provision about management not serving on the Board disappeared, and the company's CEO, Miguel Patricio, became a director that year.

At least, however, KHC still had an independent Chair. In fact, a new "Corporate Governance Strengths" section in the 2021 proxy statement listed that as a "strength."

But in the 2022 proxy statement, that too was gone, with Mr. Patricio set to become both CEO and Board Chair following the annual meeting. And the next year, its 2023 proxy statement emphasized that, "We *have* a combined Chair and Chief Executive Officer" as a key practice. [Emphasis added.]

That didn't last long either though: in a quick reversal, KHC's 2024 proxy statement touted its "refreshed" Board, noting "the Board decided to separate the CEO and Chair."

Although the Board can't seem to make up its mind, we believe KHC was right all those years it said having an independent Chair enhances "independent leadership, accountability, and oversight" and is a "governance strength." And after all its recent flip-flopping, we think a policy to *require* one should be adopted.

KHC is clear that it only believes the CEO and Chair should be separate "at this time." And while the Board may favor the ability to change its mind (without adequate explanation) year after year, we believe the best corporate governance structure results from stability and a firewall of independence between the Board and management.

Plus, with the roles currently separated, now may be a particularly opportune time to adopt a policy.

This would bring greater stability to the Board leadership structure and ensure oversight of the company continues being led by someone free from the insurmountable conflict of overseeing oneself.

As Institutional Shareholder Services (ISS) says: "The chair of the board should ideally be an independent director, to help provide appropriate counterbalance to executive management."

RESOLVED: Shareholders ask the Board to adopt a policy, and amend the bylaws as necessary, to require the Board Chair position be held by an independent director. The policy may provide that (i) if a Chair ceases to be independent, the Board shall replace the Chair with a new, independent, Chair; (ii) compliance with this policy is waived if no independent director is available and willing to serve as Chair; and (iii) that the policy shall apply prospectively so as not to violate any legal obligation existing at its adoption.

Thank you.

KRAFT HEINZ'S STATEMENT IN OPPOSITION



The Board recommends that stockholders vote **AGAINST** this proposal for the reasons explained below.

THE BOARD'S ROLE IN EVALUATING GOVERNANCE AND STRUCTURE

Our Board has a fiduciary duty to act in the best interests of the Company and its stockholders. This includes determining the Board leadership structure that best serves those interests. The Board has not adopted a formal policy regarding the need to separate or combine the roles of Chair of the Board and CEO. The Board believes that its decision on leadership structure should be based on the composition of the Board and the needs and opportunities of Kraft Heinz over time. Imposing a rigid, one-size-fits-all approach to Board leadership would hamper the Board's ability to effectively promote the Company's and stockholder's interests and long-term goals. Additionally, this proposal seeks to permanently have an independent director as the Chair, limiting the Board's flexibility to decide who is the best suited director to serve as Chair. The Board believes this approach is unnecessarily restrictive and would not serve the Company's and stockholders' interests over time.

Under our Corporate Governance Guidelines, the Board conducts an annual evaluation of its structure, considering the best interests of the Company and its stockholders. This evaluation includes factors such as the Company's current circumstances, the tenure and skill sets of individual directors, and other relevant factors. At least annually, the Board appoints a Chair, Vice Chair, Board Committee members, and Committee Chairs. In the event that the Chair is not an independent director, or if the Board otherwise deems it beneficial to help ensure robust independent leadership of the Board, the Board selects an independent Lead Director with substantive duties and responsibilities. For example, as discussed above under Governance—Board Structure and Operations—Board Leadership Structure, in 2022, following the retirement of our then Chair, the Board combined the roles of Chair and CEO and appointed Mr. Patricio to the role, effective May 2022. Then, in 2023, in connection with the transition of our CEO from Mr. Patricio to Mr. Abrams-Rivera, the Board separated the roles of Chair and CEO, with Mr. Patricio continuing as non-executive Chair. Each of these changes in our Board leadership structure followed a thorough review by the Board, after considering a range of factors, and removing this flexibility would restrict the Board's ability to adapt to circumstances and select a leadership structure that it believes to be in the best interests of the Company and its stockholders at the time. Furthermore, we believe this is in line with market practice, as the 2024 Spencer Stuart Board Index provides that only 39% of S&P 500 companies have a chair who meets the independence rules of the applicable stock exchange.[1] Additionally, according to a 2023 survey published by The Conference Board, 76% of S&P companies provide that the board of directors has the flexibility to determine its leadership structure on a case-by-case basis and do not require the chair to be an independent director.[2]

OUR STRONG LEAD INDEPENDENT DIRECTOR PROVIDES AN EFFECTIVE BALANCE AND CONTRIBUTES TO ROBUST GOVERNANCE

Our independent directors have elected John C. Pope as the current Lead Director of the Board. In appointing Mr. Pope as Lead Director, the independent directors took into consideration Mr. Pope's experience and knowledge, integrity, and time commitment to the Board. Mr. Pope has served as a Kraft Heinz director since July 2015 and served as a director of our predecessor companies from 2001 to 2015. With Kraft Heinz, Mr. Pope has served on the Audit, Compensation, and Governance Committees. During his tenure, he has developed an expansive knowledge of Kraft Heinz through significant strategic advances, transformational, operational and organizational changes, and an evolving external environment.

The independent Lead Director's duties and responsibilities are formalized in our Corporate Governance Guidelines and promote strong management oversight and accountability. The duties and responsibilities of the Lead Director include:

- Presiding at all meetings of the Board at which the Chair is not present, including executive sessions of the independent directors;.
- Having the authority to call meetings of (i) the independent directors and (ii) directors unaffiliated with Berkshire Hathaway Inc.;
- Reviewing and approving Board agendas, meeting schedules, and other information sent to the Board;
- Serving as a Board representative for consultation and communication with our stockholders, as appropriate;
- Participating in CEO succession planning;
- Monitoring and evaluating, along with the Compensation Committee and the other independent directors, the performance of the CEO; and
- Performing such other duties as the Board or independent directors may from time-to-time request.

OUR CORPORATE GOVERNANCE PRACTICES ARE CONSISTENT WITH BEST PRACTICES AND PROMOTE EFFECTIVE OVERSIGHT

Our corporate governance practices reinforce the Board's alignment with, and accountability to, stockholders and promote effective Board oversight of management. In addition to the independent oversight and leadership provided by our Lead Director, our Board and the Company maintain strong corporate governance practices, including:

- At each regularly scheduled Board meeting, our directors meet without our CEO or any other members of management present to discuss issues important to Kraft Heinz, including any matters regarding management.
- The Governance Committee develops and oversees an annual evaluation process for the Board and all Committees of the Board.
- Our stockholders vote to elect all directors annually and our By-Laws provide that in uncontested elections director nominees must be elected by a majority of the votes cast.
- We have three standing Board Committees, which consist solely of, and are chaired by, independent directors.
- Our stockholders have access to strong stockholder rights, including the right to call a special meeting of stockholders and the right to take stockholder action by written consent.
- We reach out to our largest stockholders for engagement in the fall, in advance of our annual review of governance best practices, and in the spring, in advance of our Annual Meeting. In addition, we engage with investors and other stakeholders on an ongoing basis regarding various matters, including ESG.

In summary, our Board should retain the flexibility to select the leadership structure that is best suited to meet the needs of the Company and its stockholders at any given time. Adopting a rigid policy as requested by this proposal would impair the Board's ability to structure its leadership in the manner it believes most effectively serves Company and stockholders' interests. The proposal is unnecessary due to our strong governance practices, including our robust and independent Lead Director role.

---

[1] 2024 U.S. Spencer Stuart Board Index (2024) p. 41, available at https://www.spencerstuart.com/research-and-insight/us-board-index

[2] Board Leadership and Structure: Spotlight on Flexibility and Transparency (Nov. 21, 2023) p. 4, available at https://www.conference-board.org/publications/board-leadership-and-structure-spotlight-on-flexibility-and-transparency


Other

INFORMATION

INFORMATION REGARDING THE ANNUAL MEETING

1 WHEN AND WHERE IS THE ANNUAL MEETING?



WHEN	WHERE	ONLINE ACCESS
Thursday, May 8, 2025 11:00 a.m. Eastern Time	Live via webcast at **www.virtualshareholdermeeting.com/KHC2025**	Online access will open 15 minutes prior to the start of the Annual Meeting

2 WHO IS ENTITLED TO VOTE AT THE ANNUAL MEETING?

The Board established March 10, 2025 as the record date for the Annual Meeting (the "Record Date"). Stockholders holding shares of our common stock at the close of business on the Record Date are entitled to:

- receive Notice
- attend the Annual Meeting
- vote on all matters that properly come before the Annual Meeting

As of the close of business on the Record Date, there were 1,193,398,368 shares of our common stock outstanding and entitled to vote. Each share is entitled to one vote on each matter to be voted upon at the Annual Meeting.

3 WHAT ARE THE PROPOSALS TO BE VOTED ON AT THE ANNUAL MEETING, AND HOW DOES THE BOARD RECOMMEND I VOTE?

	Proposal	Board Recommendation	More Information
1	Election of Directors	**FOR** all nominees	Page 19
2	Advisory Vote to Approve Executive Compensation	**FOR**	Page 49
3	Ratification of the Selection of PricewaterhouseCoopers LLP as Our Independent Auditors for 2025	**FOR**	Page 90
4	Stockholder Proposal – Report on Recyclability Claims	**AGAINST**	Page 94
5	Stockholder Proposal – Report on Plastic Packaging	**AGAINST**	Page 97
6	Stockholder Proposal – Adopt a Policy on Independent Board Chair	**AGAINST**	Page 102

4 HOW DO I VOTE MY SHARES?

Your vote is important. Even if you plan to attend the live webcast of the Annual Meeting, we encourage you to vote as soon as possible using one of the following methods. Make sure to have your Notice, proxy card, or voting instruction form available and follow the instructions. For additional information on the difference between registered holders and beneficial holders, see Question 6.

	Internet	Telephone	Mail	During the Virtual Meeting
	11:59 p.m. Eastern Time on May 7, 2025	**11:59 p.m. Eastern Time on May 7, 2025**		**Before the polls close at the Annual Meeting on Thursday, May 8, 2025**
Registered Holders	**www.proxyvote.com**	Within the United States and Canada, 1-800-690-6903 (toll-free)	Return a properly executed proxy card received before the polls close at the Annual Meeting on Thursday, May 8, 2025	Attend the Annual Meeting at **www.virtualshareholdermeeting.com/KHC2025** as provided in Question 17, and follow the instructions provided during the Annual Meeting
Beneficial Holders (holders in street name)*	**www.proxyvote.com**	Within the United States and Canada, 1-800-454-8683 (toll-free)	Return a properly executed voting instruction form by mail, depending upon the method(s) your broker, bank, or other nominee makes available	Attend the Annual Meeting at **www.virtualshareholdermeeting.com/KHC2025** as provided in Question 17, and follow the instructions provided during the Annual Meeting

* *The availability of Internet and telephone voting may depend on the voting procedures of the organization that holds your shares.*

FREQUENTLY ASKED QUESTIONS ABOUT THE ANNUAL MEETING AND VOTING

5 WHY AM I RECEIVING THESE PROXY MATERIALS?

You have received the proxy materials because, as of the Record Date, you directly held, and had the right to vote, shares of Kraft Heinz common stock. In connection with our Board's solicitation of proxies to be voted at the Annual Meeting, we are providing stockholders entitled to vote at the Annual Meeting with this Proxy Statement, our 2024 Annual Report, and a voting ballot (in the form of a proxy card, voting instruction form, or a unique control number that allows you to vote via the Internet or by phone). We refer to these materials collectively as the "proxy materials." The proxy materials provide important information about Kraft Heinz and describe the voting procedures and the matters to be voted on at the Annual Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 8, 2025	The Proxy Statement and 2024 Annual Report are available at **ir.kraftheinzcompany.com/financials/annual-reports**

6 WHAT IS THE DIFFERENCE BETWEEN REGISTERED HOLDERS AND BENEFICIAL HOLDERS?

To attend, vote electronically, and submit questions during the meeting, visit the website referenced above and enter the control number included on your Notice, proxy card, or the instructions that accompany your proxy materials. To locate your control number:

VOTING INFORMATION

Registered holder	the control number included on your Notice or proxy card
Beneficial holder whose Notice or voting instruction form indicates that you may vote those shares at www.proxyvote.com	the control number included on your Notice or instruction form
Other beneficial holder	contact your bank, broker, or other nominee (ideally no less than five days before the Annual Meeting) to obtain a legal proxy

	How You Hold Your Shares	How You Receive the Proxy Materials	How Your Vote Works
Registered Holders	Shares held directly with our transfer agent, Equiniti Trust Company, LLC.	From Broadridge Financial Solutions, Inc.	Instructs the proxies how to vote your shares.
Beneficial Holders (holders in street name)	Shares held indirectly through an account with an institutional or nominee holder of our stock such as a broker or bank who is the record holder of the stock.	From your broker, bank, or other nominee.	Instructs your nominee how to vote your shares, and that nominee in turn instructs the proxies how to vote your shares. If you hold your shares in an employee benefit plan, see Question 7.

7 I AM A CURRENT OR FORMER KRAFT OR KRAFT HEINZ EMPLOYEE AND HAVE INVESTMENTS IN CERTAIN RETIREMENT PLAN ACCOUNTS RELATED TO KRAFT OR KRAFT HEINZ. CAN I VOTE? IF SO, HOW DO I VOTE?

If you are a current or former Kraft or Kraft Heinz employee and have investments in the Kraft Heinz Stock Fund(s) of the Kraft Heinz Savings/Kraft Heinz Union Savings Plans and/or the Kraft Heinz Canada ULC Retirement Savings Plan or you are a participant in the Philip Morris International Deferred Profit-Sharing Plan or the Molson Coors LLC Employees' Retirement & Savings Plan, you are entitled to vote. Your vote directs the plan(s) trustee(s) how to vote the shares allocated to your account(s). Your proxy card, or control number for voting electronically, includes all shares allocated to these account(s).

In order to direct the trustee(s) how to vote the shares held in your account(s), **you must vote these plan shares (whether by Internet, telephone, or mailed proxy card) by 11:59 p.m. Eastern Time on May 5, 2025**. If your voting instructions or proxy card are not received by that time, the trustee(s) will vote the shares allocated to your account(s) in the same proportion as the respective plan shares for which voting instructions have been timely received, unless contrary to the Employee Retirement Income Security Act of 1974 (ERISA). Please follow the instructions for registered holders described in Question 4 to cast your vote. Note, however, that although you may listen to the Annual Meeting via the live webcast, you may not vote any shares you hold in these retirement plan account(s) during the Annual Meeting.

8 HOW IS KRAFT HEINZ DISTRIBUTING PROXY MATERIALS?

We are furnishing proxy materials to our stockholders primarily via "Notice and Access" delivery. On or about March 28, 2025, we mailed to our stockholders (other than those who previously requested email or paper delivery) a Notice containing instructions on how to access the proxy materials via the Internet.

If you receive a Notice by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice instructs you on how to access the proxy materials and vote via a secure website. **If you received a Notice by mail and would like to receive paper copies of our proxy materials in the mail on a one-time or ongoing basis, free of charge, you may follow the instructions in the Notice for making this request.** On or about March 28, 2025, we also emailed and mailed printed copies of our proxy materials to those of our stockholders who previously requested email and paper delivery, respectively.

HELP SUPPORT OUR SUSTAINABILITY EFFORTS — CHOOSE ELECTRONIC DELIVERY

We encourage our stockholders to elect to receive future proxy statements, annual reports, and other materials online to help support our sustainability efforts. Electronic delivery limits paper waste and reduces our overall impact on the environment.

Registered Holders

By Internet — **www.proxyvote.com**
By Phone — **1-800-579-1639**
By Email — **sendmaterial@proxyvote.com**
Send a blank email with your control number in the subject line

Beneficial Holders

Contact your bank, broker, or other nominee

9 WHAT IS THE QUORUM REQUIREMENT?

A quorum will be present if a majority of the outstanding shares of our common stock entitled to vote as of the Record Date is represented at the Annual Meeting, either in person or by proxy. Shares of common stock represented in person or by proxy, including abstentions and broker non-votes, will be counted as present for purposes of establishing a quorum. As of the close of business on the Record Date, there were 1,193,398,368 shares of our common stock outstanding and entitled to vote.

10 WHAT VOTE IS NEEDED TO APPROVE EACH OF THE PROPOSALS?

	Proposal	Vote Requirement*	Abstentions	Broker Non-Votes+
1	Election of Directors	Majority♦	No effect	No effect
2	Advisory Vote to Approve Executive Compensation	Majority	No effect	No effect
3	Ratification of the Selection of PricewaterhouseCoopers LLP as Our Independent Auditors for 2025	Majority	No effect	None
4	Stockholder Proposal – Report on Recyclability Claims	Majority	No effect	No effect
5	Stockholder Proposal – Report on Plastic Packaging	Majority	No effect	No effect
6	Stockholder Proposal – Adopt a Policy on Independent Board Chair	Majority	No effect	No effect

* Of votes cast by stockholders entitled to vote thereon who are present in person or represented by proxy at the Annual Meeting.

+ **Broker Non-Votes.** As described in Question 6, if you are a beneficial holder (hold your shares in street name), your vote instructs your broker, bank, or other nominee, as the holder of record, how to vote your shares. If you do not provide voting instructions to your broker, bank, or other nominee, your nominee will have discretion to vote your shares on routine matters; however, your shares will not be voted on the other (non-routine) matters on the Annual Meeting agenda, resulting in "broker non-votes" with respect to those other (non-routine) matters. Proposal 3. Ratification of the Selection of PricewaterhouseCoopers LLP as our Independent Auditors for 2025 is expected to be the only item on the agenda for the Annual Meeting that is considered routine. These shares will be counted for purposes of establishing a quorum at the Annual Meeting. Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank, or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

♦ **Director Elections.** Our By-Laws provide that, to be elected at this Annual Meeting, a director nominee must receive more votes FOR than votes AGAINST. Abstentions and broker non-votes are not considered as votes FOR or votes AGAINST the nominees and will have no effect on the election of directors.

In an uncontested election, our Corporate Governance Guidelines provide if an incumbent director nominated for re-election receives a greater number of votes AGAINST election than votes FOR election, the director must tender their resignation offer to the Governance Committee for its consideration. The Governance Committee then recommends to the Board whether to accept the resignation offer. The director will continue to serve until the Board decides whether to accept the resignation offer but will not participate in the Governance Committee's recommendation or the Board's action regarding whether to accept the resignation offer. The Board will publicly disclose its decision and rationale within 90 days after certification of the election results.

In contested elections, the voting standard is a plurality of votes cast.

If any director nominee becomes unable or unwilling to serve as a director between the date of this Proxy Statement and the Annual Meeting, which we do not anticipate, the Board may designate a new nominee, and the persons named as proxy holders may vote for the substitute nominee. Alternatively, the Board may reduce the size of the Board.

11 MAY I CHANGE OR REVOKE MY VOTE?

Registered Holders	Any subsequent vote you cast will replace your earlier vote. This applies whether you vote by Internet, telephone, mailing a proxy card, or voting electronically during the Annual Meeting.	Alternatively, you may revoke your proxy by submitting a written revocation to: The Kraft Heinz Company Attention: Corporate Secretary 200 East Randolph Street Suite 7600 Chicago, Illinois 60601
Beneficial Holders (holders in street name)	You must contact your broker, bank, or other nominee for specific instructions on how to change or revoke your vote.	

12 WHO BEARS THE COST OF SOLICITING VOTES FOR THE ANNUAL MEETING?

This solicitation is made by the Board on behalf of Kraft Heinz. Kraft Heinz bears the cost of soliciting your vote. Our directors, officers, or employees may solicit proxies or votes in person, by telephone, or by electronic communication. They will not receive any additional compensation for these solicitation activities. We have hired Sodali & Co, 333 Ludlow Street, 5th Floor, South Tower, Stamford, Connecticut 06902, to distribute and solicit proxies. We will pay Sodali & Co a fee of $17,500, plus reasonable expenses, for these services. We may also enlist the help of banks, brokers, and other nominee holders in soliciting proxies for the Annual Meeting from their customers (i.e., beneficial holders) and reimburse those firms for related out-of-pocket expenses.

13 WHAT IS "HOUSEHOLDING"?

Unless you advised otherwise, if you are a beneficial holder and other residents at your mailing address share the same last name and also own shares of Kraft Heinz common stock in an account at the same broker, bank, or other nominee, your nominee delivered a single Notice or set of proxy materials to your address. This method of delivery is known as householding. Householding reduces the number of mailings you receive, saves on printing and postage costs, and helps the environment. Stockholders who participate in householding continue to receive separate voting instruction cards and control numbers for voting electronically.

If you wish to receive a separate copy of the Notice or proxy materials, now or in the future, you should submit a request as follows and the materials will be delivered promptly:


Broadridge Financial Solutions, Inc.
Householding Department
51 Mercedes Way
Edgewood, New York 11717
1-866-540-7095

Beneficial holders sharing an address who are receiving multiple copies of the proxy materials and wish to receive a single copy of these materials in the future should contact their broker, bank, or other nominee to make this request.

14 ARE MY VOTES CONFIDENTIAL?

Yes. Your votes will not be disclosed to our directors, officers, or employees, except:

- as necessary to meet applicable legal requirements and to assert or defend claims for or against us;
- in the case of a contested proxy solicitation;
- if you provide a comment with your proxy or otherwise communicate your vote to us outside of the normal procedures; or
- as necessary to allow the inspector of election to certify the results.

15 WHO COUNTS THE VOTES?

Broadridge Financial Solutions, Inc. will receive and tabulate the proxies, and a representative of Broadridge Financial Solutions, Inc. will act as the inspector of election and certify the results.

16 HOW DO I FIND OUT THE VOTING RESULTS?

We will disclose the final voting results in a Current Report on Form 8-K to be filed with the SEC on or before May 14, 2025. It will be available on our website at **ir.kraftheinzcompany.com/financials/sec-filings** and on the SEC's website at **www.sec.gov**.

17 HOW CAN I ATTEND THE ANNUAL MEETING?

	**To Attend the Annual Meeting**	• Visit the meeting login page at **www.virtualshareholdermeeting.com/KHC2025**. • Enter the control number included on your Notice, proxy card, or voting instruction form, or otherwise provide provided by your bank, broker, or other nominee as described below. **Registered Holders**: Use the control number included on the Notice or proxy card. **Beneficial Holders (hold your shares in street name)**: – If your Notice or voting instruction form indicates that you may vote your shares at **www.proxyvote.com**, you will use the control number indicated on your Notice or instruction form. – Otherwise, you should contact your bank, broker, or other nominee (ideally no less than five days before the Annual Meeting) to obtain a legal proxy. If you have any questions about your control number or how to obtain one, please contact your bank, broker, or other nominee. Online access will open 15 minutes prior to the start of the Annual Meeting. You may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting.
	To Listen to the Annual Meeting *(without a control number or legal proxy)*	• Visit **www.virtualshareholdermeeting.com/KHC2025** and register as a guest. You will not be able to vote or ask questions during the Annual Meeting.
	For Help with Difficulties Accessing the Annual Meeting	• Call 1-844-986-0822 (United States) or 1-303-562-9302 (International) for assistance. The technical support phone lines will be available beginning approximately 15 minutes before the Annual Meeting.

18 HOW CAN I SUBMIT QUESTIONS?

	**During the Annual Meeting**	• Visit **www.virtualshareholdermeeting.com/KHC2025**. • Enter the control number included on your Notice, proxy card, or voting instruction form, or otherwise provided by your bank, broker, or other nominee (as described in Question 17). • Type your question into the "Ask a Question" field and click "Submit."

Only stockholders with a valid control number will be allowed to ask questions. We will try to answer as many stockholder questions as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to Annual Meeting matters or Company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

STOCKHOLDER PROPOSALS

We presently anticipate that the 2026 Annual Meeting of Stockholders will be held on or about May 14, 2026.

Stockholder Proposals	Description	Deadline *Date and time by which Kraft Heinz must receive written notice of the nomination or proposal*	Additional Requirements
To include a proposal in our 2026 Proxy Statement	Under SEC Rule 14a-8, a stockholder may submit a proposal for possible inclusion in the proxy statement for our 2026 Annual Meeting of Stockholders by delivering written notice to Kraft Heinz at the address below	By the close of business on November 28, 2025	The information required by Rule 14a-8
To nominate a candidate for election as a director or submit a proposal for consideration at our 2026 Annual Meeting of Stockholders	Under our By-Laws, a stockholder may nominate a candidate for election as a director or propose business for consideration at our 2026 Annual Meeting of Stockholders by delivering written notice to Kraft Heinz at the address below	Between the close of business on December 9, 2025 and the close of business on January 8, 2026 We generally must receive written notice no later than 120 days, and no earlier than 150 days, before the first anniversary of the preceding year's annual meeting. If we change the date of an annual meeting by more than 30 days before or more than 60 days after the date of the previous year's annual meeting, then we must receive this written notice no later than 120 days, and no earlier than 150 days, before the date of that annual meeting or, if the first public announcement of the date of an annual meeting is less than 120 days prior to the date of such annual meeting, then we must receive this written notice no later than the 10th day following the day on which public announcement of the date of such annual meeting is first made by us.	The information required by our By-Laws, Article II, Section 6(c) and Rule 14a-19 (for nominees to be included on our proxy card)



MAIL TO:

The Kraft Heinz Company
Attention: Corporate Secretary
200 East Randolph Street
Suite 7600
Chicago, Illinois 60601

Our By-Laws are available on our website as provided under *Governance—Other Governance Policies and Practices—Governance Documents—Corporate Governance Materials Available on Our Website*. You may also obtain a copy of our By-Laws from our Corporate Secretary by written request to the above address.

OTHER MATTERS

We do not know of any matters, other than those described in this Proxy Statement, that may be presented for action at the Annual Meeting. If any other matters properly come before the Annual Meeting, your proxy gives authority to the persons designated as proxies to vote in accordance with their best judgment. The Chair of the Annual Meeting may refuse to allow the presentation of a proposal or a nomination for the Board at the Annual Meeting if it is not properly submitted.


Appendix A: Non-GAAP Financial Measures

We report our financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In addition, management uses certain non-GAAP financial measures to assist in comparing the Company's performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes do not directly reflect the Company's underlying operations.

The non-GAAP financial measures provided in this Proxy Statement should be viewed in addition to, and not as an alternative for, results prepared in accordance with GAAP. The non-GAAP financial measures presented may differ from similarly titled non-GAAP financial measures presented by other companies, and other companies may not define these non-GAAP financial measures in the same way. These measures are not substitutes for their comparable GAAP financial measures.

The following information for Organic Net Sales, Adjusted Operating Income, Adjusted Net Income, Adjusted EPS, Free Cash Flow, Free Cash Flow Conversion, and Net Leverage is provided to reconcile these non-GAAP financial measures, which are disclosed in this Proxy Statement, to their most comparable GAAP measures. The Company believes:

- **Organic Net Sales**, **Adjusted Operating Income**, **Adjusted Net Income**, **and Adjusted EPS** provide important comparability of underlying operating results, allowing investors and management to assess the Company's operating performance on a consistent basis; and
- **Free Cash Flow**, **Free Cash Flow Conversion**, and **Net Leverage** provide measures of the Company's core operating performance, the cash-generating capabilities of the Company's business operations, and are factors used in determining the Company's borrowing capacity and the amount of cash available for debt repayments, dividends, acquisitions, share repurchases, and other corporate purposes.

Management believes that presenting the Company's non-GAAP financial measures is useful to investors because it (i) provides investors with meaningful supplemental information regarding financial performance by excluding certain items, (ii) permits investors to view performance using the same tools that management uses to budget, make operating and strategic decisions, and evaluate historical performance, and (iii) otherwise provides supplemental information that may be useful to investors in evaluating the Company's results. The Company believes that the presentation of these non-GAAP financial measures, when considered together with the corresponding GAAP financial measures and the reconciliations to those measures, provides investors with additional understanding of the factors and trends affecting the Company's business than could be obtained absent these disclosures.

ORGANIC NET SALES

Organic Net Sales is defined as net sales excluding, when they occur, the impact of currency, acquisitions and divestitures, and a 53rd week of shipments. The Company calculates the impact of currency on net sales by holding exchange rates constant at the previous year's exchange rate, with the exception of highly inflationary subsidiaries, for which the Company calculates the previous year's results using the current year's exchange rate.

Reconciliation of Net Sales to Organic Net Sales for the Year Ended
(dollars in millions)
(Unaudited)

	Net Sales	Currency	Acquisitions and Divestitures	Organic Net Sales
December 28, 2024	$25,846	$(115)	$12	$25,949
December 30, 2023	$26,640	$77	$67	$26,496
Year-over-year change	(3.0%)			(2.1%)

ADJUSTED OPERATING INCOME

Adjusted Operating Income is defined as operating income/(loss) excluding, when they occur, the impacts of restructuring activities, deal costs, unrealized gains/(losses) on commodity hedges (the unrealized gains and losses are recorded in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results), impairment losses, and certain non-ordinary course legal and regulatory matters.

Reconciliation of Operating Income/(Loss) to Adjusted Operating Income
(dollars in millions)
(Unaudited)

For the Year Ended

	December 28, 2024	December 30, 2023	December 31, 2022	December 25, 2021	December 26, 2020
Operating income/(loss)	1,683	4,572	3,634	3,460	2,128
Restructuring activities	27	60	74	84	15
Deal costs	—	—	9	11	8
Unrealized losses/(gains) on commodity hedges	(19)	1	63	17	(6)
Impairment losses	3,669	662	999	1,634	3,413
Certain non-ordinary course legal and regulatory matters	—	2	210	62	—
Adjusted Operating Income	$5,360	$5,297	$4,989	$5,268	$5,558

ADJUSTED EPS/ADJUSTED NET INCOME

Adjusted EPS and Adjusted Net Income/(Loss) are defined as gross profit, net income/(loss), and diluted earnings per share, respectively, excluding, when they occur, the impacts of restructuring activities, deal costs, unrealized losses/(gains) on commodity hedges, impairment losses, certain non-ordinary course legal and regulatory matters, losses/(gains) on the sale of a business, other losses/(gains) related to acquisitions and divestitures (e.g., tax and hedging impacts), nonmonetary currency devaluation (e.g., remeasurement gains and losses), debt prepayment and extinguishment (benefit)/costs, and certain significant discrete income tax items, and including when they occur, adjustments to reflect preferred stock dividend payments on an accrual basis.

Reconciliation of GAAP Results to Non-GAAP Results
(dollars in millions)
(Unaudited)

For the Year Ended

December 28, 2024

	Gross profit	Selling, general and administrative expenses	Operating income/(loss)	Interest expense	Other expense/(income)	Income/(loss) before income taxes	Provision for/(benefit from) income taxes	Net income/(loss)	Net income/(loss) attributable to noncontrolling interest	Net income/(loss) attributable to common shareholders	Diluted EPS
GAAP Results	$ 8,968	$ 7,285	$ 1,683	$912	$ (85)	$ 856	$(1,890)	$ 2,746	$ 2	$ 2,744	$2.26
Items Affecting Comparability											
Restructuring activities	8	(19)	27	—	7	20	2	18	—	18	0.01
Unrealized losses/(gains) on commodity hedges	(19)	—	(19)	—	—	(19)	(4)	(15)	—	(15)	(0.01)
Impairment losses	—	(3,669)	3,669	—	—	3,669	533	3,136	—	3,136	2.58
Losses/(gains) on sale of business	—	—	—	—	(81)	81	21	60	—	60	0.05
Nonmonetary currency devaluation	—	—	—	—	(16)	16	—	16	—	16	0.01
Certain significant discrete income tax items	—	—	—	—	—	—	2,239	(2,239)	—	(2,239)	(1.84)
Adjusted Non-GAAP Results	$ 8,957		$ 5,360					$ 3,722			$ 3.06

FREE CASH FLOW/FREE CASH FLOW CONVERSION

Free Cash Flow is defined as net cash provided by/(used for) operating activities less capital expenditures. Free Cash Flow Conversion is defined as Free Cash Flow divided by Adjusted Net Income/(Loss). The use of these non-GAAP measure does not imply or represent the residual cash flow for discretionary expenditures since the Company has certain non-discretionary obligations such as debt service that are not deducted from the measure.

Reconciliation of Net Cash Provided By/(Used for) Operating Activities to Free Cash Flow for the Year Ended
(in millions)
(Unaudited)

	December 28, 2024	December 30, 2023
Net Cash Provided by/(used for) Operating Activities	$4,184	$3,976
Capital expenditures	(1,024)	(1,013)
Free Cash Flow	$3,160	$2,963
Adjusted Net Income/(Loss)	$3,722	$3,676
Free Cash Flow Conversion	85%	81%

NET LEVERAGE

Net Leverage is defined as debt less cash, cash equivalents and short-term investments divided by Adjusted EBITDA. Adjusted EBITDA is defined as net income/(loss) from continuing operations before interest expense, other expense/(income), provision for/(benefit from) income taxes, and depreciation and amortization (excluding restructuring activities); in addition to these adjustments, the Company excludes, when they occur, the impacts of divestiture-related license income, restructuring activities, deal costs, unrealized losses/(gains) on commodity hedges, impairment losses, certain non-ordinary course legal and regulatory matters, and equity award compensation expense (excluding restructuring activities).

Reconciliation of Net Income/(Loss) to Adjusted EBITDA for the 12 Months Ended December 28, 2024
(in millions)
(Unaudited)

Net income/(loss)	$	2,746
Interest expense		912
Other expense/(income)		(85)
Provision for/(benefit from) income taxes		(1,890)
Operating income/(loss)		1,683
Depreciation and amortization (excluding restructuring activities)		948
Divestiture-related license income		(54)
Restructuring activities		27
Unrealized losses/(gains) on commodity hedges		(19)
Impairment losses		3,669
Equity award compensation expense		109
Adjusted EBITDA	$	6,363
Current portion of long-term debt		654
Long-term debt		19,215
Less: Cash and cash equivalents		(1,334)
	$	18,535
Net Leverage		2.9


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KraftHeinz

IR.KRAFTHEINZCOMPANY.COM